Exhibit 99.1

# NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

**May 6, 2025**

BARRICK

**Barrick Gold Corporation**

INFORMATION CIRCULAR

Inside this Circular

Barrick Gold Corporation | 2025 Circular	I

March 28, 2025
Letter from the Chairman

Dear Fellow Shareholders,

Despite a challenging environment, Barrick achieved the goals we set out to you last year.

Barrick’s leaders navigated a very complex landscape to deliver consistent results. The Company maintained its unmatched record of organic reserve replacement. We met gold production guidance, and despite higher costs, we improved our financial performance: we increased net earnings by 69%, the highest in a decade; we increased operating cash flow by 20%; and we doubled free cash flow relative to 2023. We achieved guidance on copper production and costs. The 23% increase in the gold price generated stronger margins and cash flow.

We developed our portfolio to achieve sustainable production and profitable growth. As in years past we replaced the gold and copper mined during the year and added substantially to resources. We continued to ramp up at Pueblo Viejo, started pre-feasibility at Fourmile, and restarted mining at Porgera. As ever, we continued to invest in our host communities, protect the health and safety of our people, and safeguard local habitats. Overall, we remain an industry leader with an exceptional portfolio of assets that can continue to deliver sustainable production and growth.

We completed feasibility studies for the Reko Diq and Lumwana Expansion projects. The Company will soon be a major copper producer: Reko Diq is one of the largest undeveloped copper-gold deposits, while Lumwana will become one of the world’s major copper mines. We therefore propose to you to change our name from Barrick Gold Corporation to Barrick Mining Corporation, which you will see in the accompanying meeting materials.

Despite rising gold and other metal prices, mining equities have underperformed, and Barrick was no exception. We considered our shares undervalued and therefore bought back $500 million of them. We will continue to buy whenever we believe that. We have an industry-leading balance sheet, substantial liquidity, and a global portfolio of Tier One assets. Our fully funded organic growth projects should increase per-share value well into the future. Among other things, by 2030 we intend to organically grow our production volumes by 30%.

We refreshed, diversified, and strengthened our Board. The Environmental, Social Governance & Nominating Committee rigorously assessed our current Board, defined the gaps we need to fill, and identified and evaluated appropriate candidates. We are pleased to recommend to you two such candidates, Ben van Beurden and Pekka Vauramo, both of whom will add significant global experience, operational expertise, and strategic and financial acumen. We also appointed new chairs for each of our standing committees: Isela Costantini for Compensation, Brian Greenspun for ESG & Nominating, and Loreto Silva for Audit & Risk. Christopher Coleman and Andrew Quinn will retire from the Board in May. Both joined us during a pivotal period and were instrumental in Barrick’s transformation following the Merger. Their leadership, strategic vision, and dedication have been invaluable to our success. We are deeply grateful for their service.

II	Barrick Gold Corporation | 2025 Circular

We are pleased to invite you to Barrick’s Annual and Special Meeting of Shareholders on May 6, 2025. You will have the opportunity to hear from our leaders, ask about our plans, and vote on vital matters. We hope you will join us: your participation is essential to our success. Details on how to participate and vote are included in our Information Circular.

It is a privilege to work tirelessly on behalf of you, our fellow owners, to grow per-share returns on the resources you entrust to us.

John L. Thornton

Chairman

Barrick Gold Corporation | 2025 Circular	III

March 28, 2025
Letter from the Lead Director

Dear Fellow Shareholders,

In 2024, our Board of Directors continued to provide strategic leadership and oversight, ensuring that Barrick’s performance today and its outlook for the future align with our commitment to sustainable growth and long-term profitability.

Working alongside the Company’s accomplished leadership team, we focused on strengthening Barrick’s position as a global leader in gold and copper production. Our priority is creating value for our shareholders and other stakeholders including business partners, host countries and the communities around our mines. We are dedicated to fulfilling our responsibilities to these key stakeholders while advancing Barrick’s vision of becoming the world’s most valued gold and copper mining company.

Renewal and diversity within the Board remained a priority in 2024, enhancing our global business expertise to achieve representation that reflects the people and regions integral to our operations. During the year, the Environmental, Social, Governance & Nominating Committee conducted a rigorous and structured selection process to identify and evaluate potential Board candidates. This process included assessing the current composition of the Board, identifying skill gaps, and defining the expertise needed to align with the Company’s strategic priorities.

As a result of the Committee’s work, we are pleased to nominate Ben van Beurden and Pekka Vauramo for your election at this year’s Meeting. Ben brings extensive experience in global business strategy and a proven ability to drive sustainable growth in the complex oil and gas industry. Pekka has more than two decades of experience successfully leading global companies, including most recently in the mining services sector. Ben and Pekka’s expertise will provide valuable guidance as we navigate the evolving challenges and opportunities within our sector.

At the same time, we would like to express our heartfelt gratitude to Christopher Coleman and Andrew Quinn, who will retire from the Board in May 2025. Both joined in 2019, during a pivotal period for Barrick, and their contributions were instrumental in shaping the significant transformation and growth following the Merger. Their strategic insights and collaborative spirit have left a lasting impact on the Board and the Company, and we thank them for their dedication and service.

We also appointed new chairs for our key committees: Isela Costantini for the Compensation Committee, Brian Greenspun for the Environmental, Social, Governance & Nominating Committee, and Loreto Silva for the Audit & Risk Committee. With two of our three committees now chaired by female directors, these appointments reflect our ongoing efforts to building a refreshed, diverse and highly capable Board that is ready to support Barrick’s plans for the future.

Throughout the year, the Board actively engaged in overseeing key growth projects to reinforce their alignment with Barrick’s strategic objectives. In October, Board members spent three days at the Lumwana copper mine in Zambia to review progress on the Super Pit expansion. This $2 billion project, supported by the recently concluded feasibility study, is expected to transform Lumwana into one of the world’s major copper mines.

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In February 2025, the Board held a special Board meeting to review and approve the Reko Diq copper-gold project in Pakistan. Reko Diq is recognized as one of the world’s largest undeveloped copper-gold deposits and is planned for development in a 50/50 equity partnership between Barrick and the governments of Pakistan and Balochistan. During this session, the Board received an update on the financing strategy for the project which will be anchored by up to US$3 billion of limited recourse project financing provided by a consortium of multilateral, export credit, and import finance agencies. The Board of Directors has approved the development of Phase 1 of the Reko Diq project subject to the closing of this project financing.

The Board also provided oversight of other significant developments, namely the Pueblo Viejo mine expansion in the Dominican Republic and the resumption of operations at the Porgera mine in Papua New Guinea. Another key project adding to the Company’s peerless organic growth profile is the 100% owned Fourmile gold project in Nevada. Fourmile is now moving toward a pre-feasibility study from its preliminary assessment and will be closely monitored as it makes meaningful progress towards a development decision. Finally, the Board remained highly engaged with management throughout the year as we sought to find a beneficial solution to the complex situation that has emerged under Mali’s military-led transitional government.

Our Environmental, Social, Governance & Nominating Committee continued to oversee key initiatives aimed at supporting the social and economic development of host communities, ensuring workforce health and safety, protecting human rights, and advancing our climate strategy and biodiversity initiatives. We believe that in the natural resources industry, strong, mutually beneficial relationships with host countries are fundamental to success. The building blocks of sustainable international business, such as respect for local communities, collaboration with diverse stakeholders, and the creation of shared value, are embedded in Barrick’s operations globally. These principles are as essential to our established mines as they are to new projects in both developed and emerging markets. Whether through local recruitment, workforce training, or community partnerships, we prioritize uplifting the nationals of the countries where we operate, empowering them with skills and training. As we expand our presence globally, our unwavering focus on sustainability ensures that we remain an industry leader not just in production, but in the positive impact we deliver to people.

During the year, the Audit & Risk Committee received regular updates on operational and geopolitical risks across the Company’s portfolio of assets, reflecting Barrick’s commitment to proactively identifying and mitigating challenges that could impact our business, including the impacts of inflation, energy costs, supply chain disruptions, and cybersecurity. The Committee also conducted thorough reviews of financial plans, dividend policies and share buyback programs to ensure the Company maintained robust liquidity and balance sheet strength while continuing to deliver leading returns to shareholders.

The Compensation Committee conducted a comprehensive review of Barrick’s executive compensation framework in 2024 to further align incentive structures with shareholder interests and ensure accountability at all levels of the organization. Following valuable input from our shareholders, key adjustments were introduced to the Annual Performance Incentive Scorecard to better balance individual and company performance metrics. For 2024, the API has been equally weighted, with 50% tied to individual performance results that emphasize strategic initiatives, operational excellence, and sustainable profitability, and the remaining 50% reflecting

Barrick Gold Corporation | 2025 Circular	V

company performance, incorporating metrics such as ESG progress, production targets, and cost management. Additional refinements to the API are planned for 2025, with 30% tied to individual performance and 70% emphasizing company-wide results, further aligning the framework with Barrick’s long-term strategic goals.

Barrick’s equity holding requirements remain a cornerstone of the Company’s ownership culture, aligning management’s interests with those of long-term shareholders. At year-end, the Chairman held more than 2.7 million shares, while the CEO held more than 6.4 million shares. Collectively, Named Executive Officers owned more than 7.6 million shares.

Looking ahead, we remain focused on the challenges and opportunities ahead, guided by our shared vision, strong leadership, and commitment to sustainable growth and value creation.

Thank you for your continued support and trust as we work together to secure Barrick’s future success.

Respectfully,

J.B. Harvey

Lead Director

VI	Barrick Gold Corporation | 2025 Circular

Notice of 2025 Annual and Special Meeting

Meeting Information

Date:	May 6, 2025

Time:	10:00 a.m. (Toronto time)

Location:	meetings.lumiconnect.com/400-995-869-810

Fellow Shareholders:

You are invited to attend Barrick’s 2025 Annual and Special Meeting of Shareholders (the Meeting) at which you will be asked to:

•	Elect ten director nominees;

•	Appoint PricewaterhouseCoopers LLP as our auditor for 2025;

•	Approve our non-binding advisory vote on our approach to executive compensation; and

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Approve a special resolution approving a change in our corporate name to “Barrick Mining Corporation” in English and « Société minière Barrick » in French, the full text of which is set forth in Schedule E of the accompanying Circular.

Shareholders will also transact any other business properly brought before the Meeting.

Barrick’s Board of Directors has approved the contents of this Notice and Circular and the sending of this Notice and Circular to our shareholders, each of our directors, and our auditor.

In order to facilitate engagement with shareholders, Barrick is pleased to host a virtual meeting format for this year’s Meeting that shareholders may attend by way of a live webcast regardless of their geographic location. Registered shareholders, non-registered (or beneficial) shareholders, and their duly appointed proxyholders will be able to participate, ask questions, and vote in “real time” through an online portal that may be accessed at meetings.lumiconnect.com/400-995-869-810 by following the instructions set out in the Circular. Non-registered shareholders must carefully follow the procedures set out in the Circular in order to vote virtually and ask questions through the online portal. Non-registered shareholders who do not follow the procedures set out in the Circular will nonetheless be able to view a live webcast of the Meeting, but will not be able to ask questions or vote. Please refer to the section of the Circular entitled “Meeting and Voting Information” for additional details.

Your vote is important. As a shareholder, it is very important that you read this material carefully and then vote your common shares of Barrick (Barrick Shares). You are eligible to vote your Barrick Shares if you were a shareholder of record at the close of business on March 7, 2025. You may vote via the Internet webcast or by proxy. See page 5 for further instructions on how you can vote.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor, by telephone at 1-866-851-2571 (toll-free in North America) or 647-251-9704 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

By Order of the Board of Directors,

Joseph Heckendorn

Vice President, Corporate Secretary

and Associate General Counsel

March 28, 2025

General Information

In this Circular, “you”, “your”, and “shareholder” refer to the holders of common shares of Barrick. “We”, “us”, “our”, the “Group”, the “Company”, and “Barrick” refer to Barrick Gold Corporation, unless otherwise indicated. Information in this Circular is as of March 27, 2025, unless otherwise indicated. All references to US $ or $ are to U.S. dollars and all references to Cdn $ are to Canadian dollars. The annual average exchange rate for 2024 reported by the Bank of Canada was US $1.00 = Cdn $1.3698.

Barrick Gold Corporation | 2025 Circular	1

Key Terms

After-Tax Shares	Barrick Shares that are purchased on the open market with after-tax compensation proceeds

API	Annual Performance Incentive

API Scorecards	Annual Performance Incentive Scorecards

Articles	The Notice of Articles and the Articles of Continuation of Barrick

Audit Services Policy	Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services

Barrick Shares	Common shares of Barrick

BCBCA	Business Corporations Act (British Columbia)

Board of Directors or Board	Board of Directors of Barrick

Change in Control Plan	Partner Change in Control Severance Plan

Circular	This 2025 Information Circular

Class 1 Environmental Incident	An incident that causes significant negative impacts on human health or the environment, or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock, or wildlife

Clawback Policy	Amended and Restated Incentive Compensation Recoupment Policy

Code	Code of Business Conduct and Ethics

DSUs	Deferred Share Units

E&S Committee	Environmental & Social Oversight Committee

ESG	Environmental, Social, and Governance

Exchange Act	United States Securities Exchange Act of 1934, as amended

Executive Committee	Executives of Barrick including the President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, Latin America and Asia Pacific; and Chief Operating Officer, Africa and Middle East; and others as may be appointed from time to time

GDX	VanEck Gold Miners Exchange Traded Fund

GHG	Greenhouse Gas

Global Peer Group	Agnico Eagle Mines Limited, Anglo American plc, AngloGold Ashanti plc, Antofagasta plc, BHP Group Limited, First Quantum Minerals Ltd., Freeport McMoran Inc., Gold Fields Limited, Kinross Gold Corporation, Newmont Corporation, Rio Tinto Ltd., South32 Limited, Teck Resources Limited, Canadian Natural Resources Ltd., Cenovus Energy Inc., Hess Corporation, Occidental Petroleum Corporation, and Suncor Energy Inc.

LTI	Long-Term Incentives

LTIFR	Lost-Time Injury Frequency Rate, a ratio calculated as the product of the number of lost-time injuries and 1,000,000 hours, divided by the total number of hours worked

Meeting	2025 Annual and Special Meeting, to be held on May 6, 2025

Merger	The acquisition of Randgold by Barrick on January 1, 2019

Name Change Resolution	A special resolution of the holders of Barrick Shares to be considered at the Meeting approving the proposed change of our corporate name to “Barrick Mining Corporation” in English and « Société minière Barrick » in French, the full text of which is set out in Schedule E of this Circular

Named Executive Officers (NEOs)	President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, Latin America and Asia Pacific; and Chief Operating Officer, Africa and Middle East

Nevada Gold Mines	Nevada Gold Mines LLC, Barrick’s joint venture with Newmont that combined their respective mining operations, assets, reserves, and talent in Nevada, USA

NYSE	New York Stock Exchange

Partners	Individuals who participate in the Partnership Plan

Partnership Plan	Provides Partners (including the NEOs) with eligibility for the API Program, the PGSU Plan, and the Change in Control Plan

PGSUs	Performance Granted Share Units

Randgold	Randgold Resources Limited

ROCE	Return on Capital Employed

RSUs	Restricted Share Units

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SEC	U.S. Securities and Exchange Commission

Sustainability Scorecard	A scorecard that measures Barrick’s ESG performance based on key performance indicators that are aligned to priority areas set out in Barrick’s strategy

TCFD	Task Force on Climate-Related Financial Disclosures

Tier One Copper Asset	An asset with a $3.00 per pound reserve with potential for five million tonnes or more of contained copper in support of at least 20 years life, annual production of at least 200,000 tonnes, with costs per pound in the lower half of the industry cost curve. Tier One assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition

Tier One Gold Asset	An asset with a $1,400 per ounce reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with costs per ounce in the lower half of the industry cost curve. Tier One assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition

TRIFR	Total Reportable Injury Frequency Rate, a ratio calculated as the product of the number of reportable injuries (which includes fatalities, lost-time injuries, restricted duty injuries, and medically treated injuries) and 1,000,000 hours, divided by the total number of hours worked

TSR	Total Shareholder Return

TSX	Toronto Stock Exchange

Non-GAAP Financial Performance Measures

Certain financial performance measures in this Circular – namely EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Earnings, Free Cash Flow, Total Cash Costs per ounce, All-in Sustaining Costs per ounce and All-in Costs per ounce – are not prescribed by IFRS. These non-GAAP financial performance measures are included because management uses the information to analyze business performance and financial strength. These non-GAAP financial performance measures are intended to provide additional information only and do not have any standardized definition under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial performance measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial performance measures and a detailed reconciliation to the most directly comparable measure under IFRS, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

Forward-Looking Information

This Circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking information can be identified by the use of words such as “aim”, “anticipate”, “strive”, “will”, “expect”, “intend”, “plan”, “believe”, “execute” or similar expressions, as they relate to the Company. In particular, this Circular includes, without limitation, forward-looking information pertaining to: Barrick’s aim to be the world’s most valued gold and copper mining business and position the Company as a major copper producer; forward-looking production guidance, including our ability to increase attributable gold equivalent production by 30%; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates, including annual production expectations from Reko Diq, Lumwana, and Pueblo Viejo, and anticipated production growth from Barrick’s organic project pipeline and reserve replacement; Barrick’s global exploration strategy and planned exploration activities; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; our ability to maintain a 10-year production outlook; Barrick’s copper strategy; our plans and expected completion and benefits of our growth and development projects; targeted first production for the Reko Diq project and the Lumwana Super Pit; anticipated project financing for the Reko Diq project; our pipeline of high confidence projects at or near existing operations; the extension of Veladero’s life of mine and the timing for completion of construction of the Phase 8A Leach Pad; Lumwana’s ability to further extend its life of mine through the development of a Super Pit and the targeted timing for first production; the timing of a pre-feasibility study for the Fourmile gold project in Nevada, and the completion of the Stage 2A PFS for Norte Abierto in Chile; the expected mine life of Barrick’s Bulyanhulu project and the potential for accessing new reserves at the site; the Company’s ability to leverage improved cost profiles amongst Barrick’s existing Tier One Gold Mines; Barrick’s strategy, plans, targets, and goals in respect of environmental, and social governance issues, including local community relations, economic contributions and education, employment, and procurement initiatives, climate change and biodiversity initiatives; Barrick’s talent management strategy; Barrick’s performance dividend policy and share buyback program; and expectations regarding future price assumptions, financial performance and other outlook or guidance. These statements are based on the reasonable assumptions, estimates, analysis, and opinions of management made in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors that management considers to be relevant and reasonable at the date that such statements are made. Forward-looking information involves known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from those anticipated, estimated, or intended. Forward-looking information contained herein is made as of the date of this Circular, and, other than as required by securities law, the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events, or results or otherwise unless so required by applicable securities laws.

Future Dividends

The declaration and payment of dividends is at the discretion of the Board, and will depend on the Company’s financial results, cash requirements, future prospects, the number of outstanding Barrick Shares, and other factors deemed relevant by the Board. The Board reserves all powers related to the declaration and payment of dividends. Consequently, in determining any dividends to be declared and paid on Barrick Shares, the Board may revise or terminate the payment level at any time without prior notice. As a result, investors should not place undue reliance on statements relating to future dividends.

Share Buyback Program

The actual number of Barrick Shares that may be purchased by Barrick under the share buyback program, if any, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, prevailing market prices of the Barrick Shares, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction. The share buyback program does not obligate the Company to acquire any particular number of Barrick Shares, and the buyback program may be suspended or discontinued at any time at the Company’s discretion.

Barrick Gold Corporation | 2025 Circular	3

Meeting and Voting Information

Proxy Solicitation and Meeting Materials

How we will solicit proxies

Your proxy is being solicited on behalf of Barrick’s management in connection with the annual and special meeting to be held on May 6, 2025 (the Meeting). Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone by employees of the Company. The costs of preparing and distributing the Meeting materials and the cost of soliciting proxies will be borne by the Company.

The Company has retained Kingsdale Advisors to provide a broad array of strategic advisory, governance, communications, proxy solicitation, and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement at the discretion and direction of the Company. The aggregate fees associated with Kingsdale’s solicitation of proxies by mail and telephone pursuant to its retainer are estimated to be approximately $52,000, plus distribution costs and other expenses. Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-2571 (toll-free in North America) or 647-251-9704 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

How we use Notice and Access

We distribute our information circular for our annual meetings and related proxy form to our shareholders by sending them a notice of electronic availability of such circular. The notice of electronic availability in respect of the Meeting provides instructions on how to access and review an electronic copy of our 2025 information circular for the Meeting (the Circular) and instructions on voting by proxy at the Meeting. This process is known as Notice and Access.

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How Barrick shareholders benefit from Notice and Access: Notice and Access expedites our shareholders’ receipt of these materials, lowers printing and distribution costs, and reduces the environmental impact of our Meeting.

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How to obtain a paper copy of our Circular: Shareholders can request a paper copy of the Circular at www.meetingdocuments.com/TSXT/abx or by calling TSX Trust Company (TSX Trust) toll-free at 1-888-433-6443 from Canada and the United States or by calling collect at 416-682-3801 from other locations or by emailing tsxt-fulfilment@tmx.com. If you have previously provided instructions to receive a paper copy of our Circular and do not want to receive a paper copy in the future, please contact your intermediary (e.g., a bank, trust company, investment dealer, clearing agency, or other institution).

How meeting materials will be delivered to shareholders

The proxy materials are sent to our registered shareholders through our transfer agent, TSX Trust. We generally do not send our proxy materials directly to non-registered shareholders and instead use the services of Broadridge Investor Communications Corporation (Broadridge) who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy materials and voting instruction forms to objecting non-registered shareholders.

Non-registered (or beneficial) shareholders are asked to consider signing up for electronic delivery (E-delivery) of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Non-registered shareholders may sign up quickly and easily by going to www.proxyvote.com, signing in with your control number, and voting on the matters that come before the Meeting. Following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for electronic delivery, going forward you will receive your meeting materials by email and will be able to vote on your computer or Internet-enabled device by simply following a link in an email sent to you by your intermediary, provided your intermediary supports this service.

Meeting Procedures

Attending the Meeting

Date:	May 6, 2025
Time:	10:00 a.m. (Toronto time)
Location:	meetings.lumiconnect.com/400-995-869-810

Only shareholders of record at the close of business on March 7, 2025 and other permitted attendees may virtually attend the Meeting.

Attending the Meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves or a third-party proxyholder in accordance with the procedures set out below

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under the heading “How can I vote if I am a non-registered shareholder?”, to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves or a third party as proxyholder, can log into the virtual Meeting as a guest. Guests may listen to the Meeting, but will not be entitled to vote or ask questions.

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Registered shareholders and duly appointed proxyholders may log in online at meetings.lumiconnect.com/400-995-869-810, click on “I have a Control Number”, enter the 13-digit Control Number found on the proxy or provided to a duly appointed proxyholder, as applicable, the meeting ID 400-995-869-810, and the password barrick2025 (case sensitive), then click on the “Login” button. For registered shareholders, the Control Number is located on your form of proxy. For duly appointed proxyholders (including non-registered shareholders who have appointed themselves), your Control Number will be provided by TSX Trust provided that you or your proxyholder has been duly appointed in accordance with the procedures outlined in this Circular.

•	Non-registered shareholders may view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.barrick.com/investors/agm.

During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge, or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting.

If shareholders (or their duly appointed proxyholders) encounter any difficulties accessing the Meeting during the check-in, they may attend the Meeting by clicking “Guest” and completing the online form. The LUMI meeting platform is fully supported across Internet browsers and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. Shareholders (or their proxyholders) should ensure that they have a strong Internet connection if they intend to attend and/or participate in the Meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Meeting. Technical support can also be accessed at support-ca@lumiglobal.com.

For additional information, please see below under “Voting Procedures”.

How many shareholders are needed to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 25% of the issued and outstanding Barrick Shares entitled to be voted at the Meeting. On March 27, 2025, the Company had 1,719,858,060 Barrick Shares outstanding. Each Barrick Share is entitled to one vote. Shareholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

Does any shareholder beneficially own 10% or more of the issued and outstanding Barrick Shares?

To the knowledge of the directors and senior officers of the Company, as of March 27, 2025, no person beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding Barrick Shares.

Will Company employees vote their Barrick Shares at the Meeting?

Employees of Barrick are entitled to vote Barrick Shares beneficially owned by them, including those held in our equity compensation plans, at the Meeting. As of March 27, 2025, less than 1% of Barrick Shares were beneficially owned by employees through our equity compensation plans.

Voting Procedures

How do I vote my Barrick Shares?

Please follow the voting instructions based on whether you are a registered or non-registered shareholder:

•   You are a registered shareholder if you have a share certificate issued in your name or appear as the registered shareholder on the books of the Company.

•   You are a non-registered shareholder if your Barrick Shares are registered in the name of an intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution).

If you are not sure whether you are a registered or non-registered shareholder, please contact TSX Trust by email at shareholderinquiries@tmx.com. Alternatively, please call TSX Trust toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

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How can I vote if I am a registered shareholder?

Option 1 – By proxy (proxy form)

By Internet:

Go to TSX Trust’s website at www.meeting-vote.com and follow the instructions on screen. You will need your 13-digit Control Number, which can be found on your proxy form.

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Telephone:

Call 1-888-489-5760 (toll-free in Canada and the United States) from a touch-tone phone and follow the instructions. You will need your 13-digit Control Number, which can be found on your proxy form.

Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Fax:

Complete, sign, and date your proxy form, and send all pages (in one transmission) by fax to 416-595-9593.

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Mail:

Complete, sign, and date your proxy form, and return it in the envelope provided.

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

Appointing another person to attend the Meeting and vote your Barrick Shares for you:

You may appoint a person other than the directors and officers designated by the Company on your proxy form to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign, and date the proxy form, and return it to TSX Trust as instructed. Please ensure that the person you appoint is aware that he or she has been appointed to attend the Meeting virtually on your behalf.

In order to participate in the virtual Meeting, your proxyholder must request a Control Number for the Meeting from TSX Trust by 5:00 p.m. (Toronto time) on May 5, 2025. Control Numbers can be obtained online by completing an electronic form on TSX Trust’s website, or by contacting TSX Trust by phone:

Electronic form	www.tsxtrust.com/control-number-request
By phone	Contact TSX Trust at 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America)

This Control Number will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a Control Number, your proxyholder will not be able to vote at the Meeting. TSX Trust will provide your duly appointed proxyholder with a Control Number provided that your proxy has been received by TSX Trust prior to this deadline. Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone.

For more information, please see above under the heading “Attending the Meeting” and below under the heading “How will my Barrick Shares be voted if I return a proxy?”.

6	Barrick Gold Corporation | 2025 Circular

Option 2 – In person via Internet Webcast

Registered shareholders have the ability to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Eligible registered shareholders may log in at meetings.lumiconnect.com/400-995-869-810, click on “I have a Control Number”, enter the 13-digit Control Number found on the proxy, the meeting ID 400-995-869-810, and the password barrick2025 (case sensitive), then click on the “Login” button. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge, or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting. Non-registered shareholders must follow the procedures outlined below under the heading “How can I vote if I am a non-registered shareholder?” to participate in the Meeting using the LUMI meeting platform. Non-registered shareholders who fail to comply with the procedures outlined below may nonetheless view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.barrick.com/investors/agm.

How can I vote if I am a non-registered shareholder?

Option 1 – By proxy (voting instruction form)

You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax, or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form.

Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Barrick Shares to be voted, which you should complete, sign, date, and return as directed on the form.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to TSX Trust before 5:00 p.m. (Toronto time) on May 2, 2025.

Option 2 – In person via Internet Webcast

We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your Barrick Shares virtually at the Meeting if you have (a) previously appointed yourself as the proxyholder for your Barrick Shares, by printing your name in the space provided on your voting instruction form and submitting it as directed on the form, and (b) by no later than 5:00 p.m. (Toronto time) on May 5, 2025, you contacted TSX Trust to request a Control Number. Control Numbers can be obtained online by completing an electronic form on TSX Trust’s website, or by contacting TSX Trust by phone:

Electronic form	tsxtrust.com/control-number-request
By phone	Contact TSX Trust at 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America)

This Control Number will allow you to log in to the live webcast and vote at the Meeting. Without a Control Number, you will not be able to ask questions or vote at the Meeting. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge, or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting.

Barrick Gold Corporation | 2025 Circular	7

You may also appoint someone else as the proxyholder for your Barrick Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. If your proxyholder intends to participate in the Meeting virtually, he or she must contact TSX Trust at 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America) by no later than 5:00 p.m. (Toronto time) on May 5, 2025 to obtain a Control Number for the Meeting.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to TSX Trust before 5:00 p.m. (Toronto time) on May 2, 2025. If you plan to participate in the Meeting virtually (or to have your proxyholder attend the Meeting virtually), you or your proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by your intermediary well in advance of the Meeting to allow them to forward the necessary information to TSX Trust before 5:00 p.m. (Toronto time) on May 2, 2025. You should contact your Intermediary well in advance of the Meeting and follow their instructions if you want to participate in the Meeting virtually.

Non-registered shareholders who do not object to their name being made known to the Company may be contacted by Kingsdale Advisors to assist in conveniently voting their Barrick Shares directly by telephone. Barrick may also utilize the Broadridge QuickVote service to assist such shareholders with voting their Barrick Shares. See “How we will solicit proxies” on page 4 for more information.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-2571 (toll-free in North America) or 647-251-9704 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, fax, telephone, or Internet, your proxy must be received by no later than 5:00 p.m. (Toronto time) on Friday, May 2, 2025. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (Toronto time) on the second-last business day before the reconvened meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of this deadline to allow your intermediary time to forward this information to TSX Trust. Barrick reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but Barrick is under no obligation to accept or reject any particular late proxy.

Will virtually attending the Meeting impact my ability to participate in the Meeting?

This year, Barrick is pleased to host a virtual Meeting in which shareholders can participate by following the instructions in this Circular and attend virtually by way of a live webcast regardless of geographic location. The Company values shareholder participation and feedback, and expects that shareholders attending the Meeting virtually will have substantially the same opportunity to participate in the Meeting and ask questions of the Board and management as they would if attending the Meeting in person.

Shareholders attending the Meeting will be able to submit their votes by virtual ballot during the Meeting through the LUMI meeting platform. The Chair of the Meeting will indicate the time at which polls open and close, and voting options will be visible on your screen. Shareholders who wish to vote virtually at the Meeting should follow the instructions set out above under the heading “Voting Procedures”. Barrick has employed the LUMI virtual meeting at shareholder meetings since 2018, and the Chair of the Meeting is experienced and knowledgeable in its use.

At the Meeting, registered shareholders, non-registered shareholders, and their duly appointed proxyholders who have followed the instructions in this Circular will be able to ask questions in “real time” through the online Meeting portal by sending a written message to the Chair of the Meeting through the LUMI meeting platform. To ensure you have the ability to ask questions during the Meeting, it is important that you follow the instructions set out above under the headings “Attending the Meeting” and “Voting Procedures”.

Registered shareholders, non-registered shareholders, and their duly appointed proxyholders who wish to ask questions are encouraged to submit their questions as soon as possible during the Meeting. Questions can be submitted in the text box (chat feature) of the LUMI meeting platform. During the Meeting, shareholders will also be able to provide direct feedback to management during the question-and-answer segment of the Meeting by submitting any feedback in the text box (chat feature) of the LUMI meeting platform.

The Chair of the Meeting and members of management present at the Meeting will answer questions relating to matters to be voted on before a vote is held on such matter, if applicable. General questions will be addressed at the end of the Meeting during the question-and-answer segment. Questions will be read aloud before a response is provided. So that as many questions as possible may be answered, shareholders are asked to be brief and concise and to address only one topic per question.

8	Barrick Gold Corporation | 2025 Circular

Consistent with an in-person Meeting, the Chair of the Meeting has broad authority and discretion to conduct the Meeting in an orderly manner, including determining the order in which questions are answered, the amount of time devoted to answering any one question, and the appropriateness of a question. While all questions are welcome, the Company does not intend to respond to questions that (a) are irrelevant to the Company’s operations or to the business of the Meeting; (b) relate to non-public information concerning the Company; (c) relate to personal grievances or personal business interests; (d) constitute derogatory references to individuals or that are otherwise offensive to third parties; (e) are repetitious or have already been asked by other shareholders; or (f) are out of order or not otherwise appropriate, as reasonably determined by the Chair of the Meeting. Questions from multiple shareholders on the same topic or that are otherwise related will, to the extent practicable, be summarized and answered together.

For any questions asked but not answered during the Meeting due to time constraints, shareholders may contact the Corporate Secretary at corporatesecretary@barrick.com. A video and audio recording of the Meeting, as well as a list of the questions received during the Meeting and the Company’s responses, will be available on Barrick’s website shortly following the Meeting.

Any shareholder who validly submitted a proposal before the Meeting will be afforded a reasonable opportunity to present the proposal to the Meeting. Shareholders will be able to vote on any validly submitted shareholder proposal in the same manner they would on any item of business that properly comes before the Meeting. There are no shareholder proposals being considered at this year’s Meeting.

Technical support will be available on the LUMI meeting platform on the day of the Meeting via email at supportca@lumiglobal.com.

How will my Barrick Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Barrick Shares on each item of business according to your instructions. If you have appointed the designated directors or officers of Barrick as your proxy and you do not provide them with voting instructions, they will vote your Barrick Shares as follows:

•	FOR the election of the ten nominee directors to the Board;

•	FOR the appointment of PricewaterhouseCoopers LLP as the Company’s auditor and the authorization of the directors to fix the auditor’s remuneration;

•	FOR the advisory resolution approving the Company’s approach to executive compensation; and

•	FOR the special resolution approving a change in our corporate name to “Barrick Mining Corporation” in English and « Société minière Barrick » in French.

What happens if there are amendments, variations, or other matters brought before the Meeting?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of March 27, 2025, no director or officer of the Company is aware of any variation, amendment, or other matter to be presented for a vote at the Meeting.

What if I change my mind after I have submitted my proxy?

You can revoke a vote you made by proxy by:

•	Voting again on the Internet or by telephone before 5:00 p.m. (Toronto time) on May 2, 2025;

•

Completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form that you are changing, and mailing or faxing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 5:00 p.m. (Toronto time) on May 2, 2025; or

•	Any other means permitted by law.

If you are a registered shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 5:00 p.m. (Toronto time) on May 2, 2025.

Is my vote by proxy confidential?

Yes. All proxies are received, counted, and tabulated independently by TSX Trust, our transfer agent, or Broadridge, in a way that preserves the confidentiality of shareholder votes, except:

•	As necessary to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders, or to determine the validity of the proxy;

•	In the event of a proxy contest; or

•	In the event a shareholder has made a written comment on the proxy intended for management or the Board of Directors.

Barrick Gold Corporation | 2025 Circular	9

Need help casting your vote?

For assistance with casting your vote, please contact Kingsdale Advisors at:

Kingsdale Advisors

Toll-Free within Canada and the United States:
1-866-851-2571

Text and call enabled outside North America: 647-251-9704
Email: contactus@kingsdaleadvisors.com
How can you obtain more information about the proxy voting process?

If you have any questions about the proxy voting process, please contact your intermediary (e.g., bank, trust company, investment dealer, clearing agency, or other institution) or our Investor Relations Department at:

Toll-Free within Canada and the United States:
1-800-720-7415

Call collect: 416-307-7474
Fax: 416-861-9717
Email: investor@barrick.com

Other Important Information

What is the deadline for making a shareholder proposal at the next annual meeting?

The final date for submission of proposals to shareholders for inclusion in the information circular in connection with next year’s annual shareholders’ meeting is February 6, 2026.

Are any shareholder proposals being considered at the Meeting?

There are no shareholder proposals being considered at the Meeting.

How do I nominate a candidate for election as a director at the Meeting?

Barrick’s Articles set out advance notice procedures for director nominations, which require advance notice to the Company by any shareholder who intends to nominate any person for election as a director of the Company other than pursuant to (a) a requisition of a general meeting made pursuant to the provisions of the BCBCA, (b) a proposal made pursuant to the provisions of the BCBCA, or (c) a nomination by or at the direction of the Board, including pursuant to a notice of the meeting. Among other things, the Articles fix a deadline by which shareholders must notify the Company of their intention to nominate directors and set out the information that shareholders must provide in the notice for it to be valid. These requirements are intended to provide all shareholders with the opportunity to evaluate and review all proposed nominees and vote in an informed and timely manner regarding said nominees. The Articles are available on our website at www.barrick.com, SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov. As of March 27, 2025, the Company has not received any notice of a shareholder’s intention to nominate directors at the Meeting pursuant to the “Nomination of Directors” provisions of the Articles.

Where can I review financial information relating to the Company?

Our financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2024, and related Management Discussion & Analysis, both of which can be found in our 2024 Annual Report on our website at www.barrick.com, on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

How do I obtain copies of the Company’s disclosure documents?

If you would like to receive our Annual Report by mail next year, you can do so by checking the appropriate box included on your form of proxy or your voting instruction form.

If you have not previously indicated that you would like to receive our 2024 Annual Report by mail and would like to receive a copy, please contact TSX Trust by email at shareholderinquiries@tmx.com. Alternatively, please call TSX Trust toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

Barrick will provide to any person, upon request to our Investor Relations Department, a copy of our 2024 Annual Report, our latest Annual Information Form, and this Circular. Our public disclosure documents are also available on our website at www.barrick.com, on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

10	Barrick Gold Corporation | 2025 Circular

Business of the Meeting

We are asking our shareholders to vote on the matters below. The Board recommends that you vote FOR all of these resolutions.

•	Elect ten director nominees
•	Appoint PwC as our auditor for 2025
•	Approve our non-binding advisory vote on our approach to executive compensation
•	Approve a change in our corporate name to “Barrick Mining Corporation” in English and « Société minière Barrick » in French

Your vote is important. You are eligible to vote if you were a shareholder of record at the close of business on March 7, 2025. To make sure your Barrick Shares are represented at the Meeting, you may cast your vote virtually through the LUMI meeting platform, or by submitting your proxy or voting instruction form. See page 5 for more details on how you can vote.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-2571 (toll-free in North America) or 647-251-9704 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Barrick’s Financial Statements

We will place before the Meeting our consolidated financial statements, including the related auditor’s report, for the year ended December 31, 2024. Our financial statements are included in our 2024 Annual Report. The 2024 Annual Report will be mailed to shareholders who request a copy. Our financial statements are also available on our website at www.barrick.com, on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

Electing Directors

You will be electing a Board of Directors consisting of ten members. Please refer to the section entitled “Directors” on page 22 of this Circular for biographies and more information on the nominees. Directors elected at the Meeting will serve until the end of our next annual shareholders’ meeting or until their resignation, if earlier.

The Board recommends a vote FOR all the director nominees.

If D. Mark Bristow, John L. Thornton or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the election of the ten nominees named in this Circular. If a proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

Majority Voting

Barrick has adopted a majority voting policy, as described in its Corporate Governance Guidelines available on our website at www.barrick.com/about/governance. Any nominee proposed for election as a director in an uncontested election who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Chairman, or in the case of the Chairman, to the Lead Director. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected. The Environmental, Social, Governance & Nominating Committee (ESG & Nominating Committee) will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the resignation must be accepted absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce such decision by press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The affected director will not participate in any Committee or Board deliberations relating to the tendered resignation.

Appointing the Auditor

The Board recommends a vote FOR the appointment of PwC as Barrick’s auditor.

If D. Mark Bristow, John L. Thornton, or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the appointment of PwC as Barrick’s auditor.

The Board, on the recommendation of the Audit & Risk Committee, recommends that PricewaterhouseCoopers LLP (PwC) be reappointed as auditor and that the Board be authorized to set the auditor’s remuneration. The audit firm appointed at the Meeting will serve until the end of the Company’s next annual shareholders’ meeting.

PwC has been our external auditor since 1983. In keeping with the Company’s commitment to maintain and observe market-leading corporate governance practices and financial reporting standards, Barrick undertook an external audit tender process in February

Barrick Gold Corporation | 2025 Circular	11

2023 pursuant to which it received and considered submissions from four leading audit service firms, including PwC. As a result of this process, the Audit & Risk Committee recommended the reappointment of PwC as Barrick’s auditor. The Board accepted the recommendation of the Audit & Risk Committee and approved the reappointment of PwC on November 1, 2023. PwC is independent within the meaning of the rules of the Public Company Accounting Oversight Board and, as required by the relevant SEC rules, Barrick’s lead audit partner at PwC rotates every five years (including most recently in February 2021). In addition, the Audit & Risk Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services (Audit Services Policy) for the pre-approval of services performed by Barrick’s auditor. The objective of the Audit Services Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Audit Services Policy and professional standards and securities regulations governing auditor independence. For additional information regarding the mechanisms Barrick has adopted to ensure auditor independence, please see “Procedures for Complaints Regarding Accounting Matters and Auditor Independence Mechanisms” in Schedule A of this Circular.

What were PwC’s fees for 2024 and 2023? (1)

In millions of dollars	2024	2023

Audit fees(2)	$9.7	$9.9

Audit-related fees(3)	$0.2	$0.3

Tax compliance and advisory fees(4)	$0.2	$0.4

All other fees	$0.0	$0.0

Total	$10.1	$10.6

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission (SEC) definitions.

(2)

Audit fees include fees for services rendered by the external auditor in relation to the audit and review of Barrick’s financial statements (inclusive of disbursements), the financial statements of its subsidiaries, and in connection with the Company’s statutory and regulatory filings.

(3)	In 2023 and 2024, audit-related fees primarily related to a number of projects including compliance with regulatory filing requirements in local markets and translation services.

(4)	Tax fees mainly related to tax planning, compliance services and audit support for various jurisdictions.

Say on Pay Advisory Vote

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback on our approach to executive compensation. The Say on Pay advisory vote held in 2024 was supported with the approval of 72.4% of those shareholders present at our 2024 annual meeting and voting virtually via the live webcast or by proxy. Shareholders have the opportunity to vote “For” or “Against” the Company’s approach to executive compensation through the following advisory resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Barrick’s Information Circular relating to the 2025 Annual and Special Meeting of Shareholders.”

Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative vote. However, the Board and the Compensation Committee will consider the outcome of the vote as part of their ongoing review of executive compensation and shareholder engagement feedback. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis. See “Why Should Shareholders Approve Our Say on Pay?” on page 39 for details regarding the ongoing review of Barrick’s executive compensation framework undertaken by the Compensation Committee during 2024.

The Board recommends a vote FOR the approval of the advisory vote on executive compensation.

If D. Mark Bristow, John L. Thornton, or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the approval of the advisory vote on executive compensation.

Name Change

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass a special resolution approving a change in our name from “Barrick Gold Corporation” to “Barrick Mining Corporation” in English and from « Société aurifère Barrick » to « Société minière Barrick » in French (the Name Change Resolution). The full text of the Name Change Resolution is set out in Schedule E of this Circular. The Name Change Resolution requires the affirmative vote of two-thirds of the votes cast by shareholders present at the Meeting or represented by proxy.

12	Barrick Gold Corporation | 2025 Circular

Barrick’s vision is to be the world’s most valued gold and copper mining business by finding, developing, and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. Barrick has six Tier One Gold Mines with more in the making, and the Company’s long-term plans are based on quality orebodies with industry-leading grades that drive improving cost profiles. Alongside this peerless gold portfolio, Barrick is also building a substantial copper business, both to feed the rising demand for this strategic metal and because it enhances the Company’s growth optionality to include copper-gold porphyries. As set out in our 10-year production profile, we expect copper to represent an increasingly meaningful part of our business over the coming decade and beyond.

Accordingly, after careful consideration, the Board has determined that the name “Barrick Mining Corporation” more appropriately reflects Barrick’s full portfolio of mining activity, rather than a business focused predominantly on gold.

If shareholders approve the Name Change Resolution at the Meeting, and subject to the receipt of applicable regulatory approvals (including the approval of the TSX and the NYSE), Barrick intends to apply to update its stock symbols on one or both of the TSX and the NYSE and complete all filings necessary to effect the name change at a time determined by the Board. The specific timing for the effectiveness of the name change and Barrick’s new stock symbol(s) will be announced by the Company following the Meeting.

All certificates evidencing Barrick Shares will remain valid and shareholders will not be required to surrender or exchange their current share certificates in connection with the name change. The name change will not affect any of Barrick’s rights or obligations or the rights of shareholders.

The Board recommends a vote FOR the approval of the Name Change Resolution.

If D. Mark Bristow, John L. Thornton, or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the approval of the Name Change Resolution.

Other Business

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from shareholders and proxyholders attending the Meeting.

As of the date of this Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Barrick Shares on these items as he or she sees fit.

Barrick Gold Corporation | 2025 Circular	13

Our Commitment to Corporate Governance

Effective governance is a foundation of our performance and success.

We strive to be the world’s most valued gold and copper mining business by finding, developing, and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. Putting this into practice requires us to be accountable to all of our stakeholders and to be thoughtful about the impact of our practices, policies, and investments. Strong corporate governance practices are therefore fundamental to all aspects of our operations – ensuring we perform with integrity, respect, and excellence in all that we do.

The following sections provide an overview of how we have continued to build the right Board with experience and expertise that complements our strategy and how we approach corporate governance and risk oversight. Schedule A of this Circular contains additional disclosure of our other corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators, the Toronto Stock Exchange (TSX), and the New York Stock Exchange (NYSE). We are committed to our governance practices being state-of-the-art and generally abide by the rules of the NYSE Standards, even though most of them do not directly apply to Barrick as a Canadian company. Our key corporate governance practices are listed below.

✓ Non-Executive Chairman and Independent Lead Director

✓ Fully Independent Committees

✓ Majority Voting Policy

✓ Annual Board Evaluation Process

✓ Board Orientation Program

✓ Board Continuing Education Program

✓ Shareholder Engagement Policy

✓ Diversity Policy

✓ Board Interlocks Guidelines

✓ Share Ownership Policy (Directors, Officers, Partners)

✓ Anti-Hedging Policy

✓ Clawback Policy and Executive Officer Recovery Policy

✓ Annual Advisory Vote on Executive Compensation

✓ Code of Business Conduct and Ethics

Continued focus on board renewal and refreshment

Barrick is committed to continuous board refreshment with a focus on enhancing the Board with exceptional mining industry experience and proven business acumen.

•

In 2024, the Board prioritized enhancing its global expertise and representation through renewal and diversity. The ESG & Nominating Committee conducted a thorough director selection process, evaluating composition, identifying skill gaps, and ensuring alignment with strategic priorities. As a result of this rigorous process, the Board is pleased to nominate Messrs. Ben van Beurden and Pekka Vauramo for election at the Meeting. Mr. van Beurden’s extensive international experience in the extractive industry and Mr. Vauramo’s significant mining engineering experience will further enhance the Board’s operational expertise, as well as its exceptional financial and business acumen, as the Company undertakes the development of significant growth projects and executes its strategic plan to increase gold equivalent production by 30% by the end of the decade under the oversight of a forward-thinking Board with the leadership to adapt to evolving business challenges and opportunities. Our ten director nominees comprise an experienced and diverse Board with a mosaic of skills to support our strategy and a diversity of backgrounds, experiences, and viewpoints to effectively represent our stakeholders globally.

•

Consistent with our commitment to Board diversity, we continue to exceed our Diversity Policy’s target for women to represent at least 30% of directors. If all director nominees are elected at the Meeting, women will represent 40% of our directors and 50% of our independent directors. In addition, if all director nominees are elected at the Meeting, 40% of our directors will self-identify as racially and/or ethnically diverse.

•

In 2024, we appointed new committee chairs for all of our standing committees, being the Audit & Risk Committee (Ms. Loreto Silva), Compensation Committee (Ms. Isela Costantini), and the ESG & Nominating Committee (Mr. Brian Greenspun).

•

As reported last year, on February 13, 2024, Mr. John L. Thornton transitioned from the Executive Chairman role to Chairman and continues to lead the Board and facilitate its operation, deliberations, and satisfaction of its functions and responsibilities under its Mandate. As a former executive, Mr. Thornton is deemed to not be independent for purposes of applicable securities laws and stock exchange rules until the third anniversary of the transition. As a result, Mr. J. Brett Harvey, an independent director, remains in the role of Lead Director and continues to facilitate the functioning of the Board independently of management, acting as the independent leadership contact for directors and shareholders.

We regularly assess and enhance our corporate governance practices. See Schedule A of this Circular for additional details on our corporate governance practices.

14	Barrick Gold Corporation | 2025 Circular

Board and Senior Leadership Structure

John L. Thornton serves as Chairman of Barrick, providing leadership at the Board level and serving as the custodian of the Company’s strategy. Mark Bristow is President and Chief Executive Officer, overseeing the day-to-day operations of the business. Graham Shuttleworth is Senior Executive Vice-President, Chief Financial Officer and Kevin Thomson serves as Senior Executive Vice-President, Strategic Matters.

The respective duties, responsibilities, and relationships among the Board, the Chairman, and the President and Chief Executive Officer are described in greater detail below.

Board of Directors

In carrying out its oversight function, our Board of Directors, as the voice of all owners, reviews with management and sets the Company’s priorities in keeping with our purpose and values. See “Board Mandate and Responsibilities” in Schedule A of this Circular.

Chairman

The Chairman is appointed by the Board. His primary functions include providing leadership and direction to the Board, and facilitating the functions and responsibilities of the Board according to its mandate. In connection with the transition of Mr. Thornton to the role of Chairman in February 2024, an updated position description of the Chairman was approved by the Board pursuant to which, in addition to the responsibilities applicable to all other directors, the Chairman’s responsibilities include, among other things, providing leadership to the Board in overseeing the Company’s strategy and supervising management’s progress against the Company’s strategic goals, ensuring that the interests of various stakeholders are considered by the Board; receiving concerns addressed to the Board from key stakeholders about the Company’s governance, strategy, corporate conduct, business integrity, sustainability and executive compensation programs, and consulting with the President and Chief Executive Officer and other directors, where appropriate, to determine appropriate responses; and taking all reasonable steps to ensure that Board decisions are implemented. See “Our Governance and Leadership Structure – Chairman” in Schedule A of this Circular.

President and Chief Executive Officer

The President and Chief Executive Officer is appointed by the Board and reports to the Chairman and the Board. The President and Chief Executive Officer has overall responsibility, subject to the oversight of the Chairman and the Board, for managing the Company’s business on a day-to-day basis and monitoring operational performance, general supervision of the business of the Company and the execution of the Company’s operating plans and, working with the Chairman, execution of the Company’s strategic priorities. The President and Chief Executive Officer is responsible for managing the Company’s internal control framework and reporting to the ESG & Nominating Committee on Barrick’s progress towards its corporate responsibility objectives. Among other things, the President and Chief Executive Officer is also responsible for overseeing our decentralized management ethos with a strong ownership culture, and maintaining a streamlined management and operational structure to eliminate non-essential costs. See “Our Governance and Leadership Structure – President and Chief Executive Officer” in Schedule A of this Circular.

Regionally-Focused Leadership Teams

Under the oversight of the President and Chief Executive Officer, Barrick has implemented a flat management structure with a strong ownership culture through the establishment of regionally-focused leadership teams in each of the geographies where Barrick operates (i.e., North America, Latin America and Asia Pacific, and Africa and the Middle East). By delegating authority to the executives and teams that are directly responsible for overseeing these regions, while streamlining management and operations to eliminate non-essential costs, Barrick expects to be better positioned to deliver long-term value to its shareholders.

In addition, Barrick has established leadership teams whose responsibility is to focus on: (i) finance, risk management, business assurance and information technology; (ii) strategic matters; (iii) exploration and geology; (iv) mineral resource management; (v) metallurgy, engineering, and capital projects; (vi) health, safety and environment, and sustainability; (vii) legal; (viii) human resources; (ix) corporate communications; (x) commercial and supply chain; and (xi) mining. Each of these teams, together with the regional operating teams, reports directly to the President and Chief Executive Officer whose objective is to ensure the seamless operation of the entire organization with a view to driving value creation.

Barrick Gold Corporation | 2025 Circular	15

Our Approach to Corporate Governance

✓	Our Board is independent.

•	Non-Executive Chairman: On February 13, 2024, following a thorough review of our Board leadership structure, our Executive Chairman transitioned to the Chairman role.

•	Board Independence: We adopted a minimum independence standard of two-thirds for our Board. As of March 27, 2025, 80% of our director nominees have been determined to be independent.

•	Committee Independence: All of our Board committees are comprised entirely of independent directors.

•

Independent Sessions: Our Corporate Governance Guidelines mandate that an in camera session follows every Board meeting (including special meetings) at which the independent directors meet without the non-independent directors and without any other officers or employees present.

•

Enhanced Board Interlocks Policy: Our guidelines limit the number of board interlocks that can exist at any time to no more than two and prohibit any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company. As of March 27, 2025, there are no board interlocks on the Board.

✓	Our Board is effective.

•

Board Assessment: The Board, its committees, and individual directors participate in an annual assessment process in which the Lead Director and the Chair of the ESG & Nominating Committee jointly interview each of the directors. The interview process includes director peer reviews and specific questions relating to the effectiveness of the Chairman, the Lead Director, and the committee chairs. The results of the assessment process are reviewed with the entire Board, and the Lead Director and Chair of the ESG & Nominating Committee meet with the individual directors to share feedback from the peer reviews.

•

Continuing Education for Directors: We continue to enhance the ongoing education of our directors. Continuing education sessions are incorporated into all regularly scheduled Board meetings, and new directors participate in a robust director orientation program. For further details on the education and orientation programs for 2024, see “Board Orientation and Continuing Education” in Schedule A of this Circular.

✓	Our Board is responsive.

•

Shareholder Engagement Policy: The Board has adopted a formal Shareholder Engagement Policy. The Shareholder Engagement Policy is designed to facilitate an open dialogue and exchange of ideas between our Board and our shareholders. We encourage our shareholders to review the policy and to reach out to our directors to discuss matters of significance. The Shareholder Engagement Policy is available on our website at www.barrick.com/about/governance.

•

Majority Voting Policy: Any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election, in an uncontested election, must promptly tender his or her resignation to the Chairman, or in the case of the Chairman, to the Lead Director. The resignation will be accepted absent exceptional circumstances.

•

Governance-Focused Shareholder Engagement: The Lead Director and the Chair of the Compensation Committee periodically meet with significant shareholders and proxy advisors to provide an update on a variety of governance-related topics and to solicit feedback. These governance engagements are in addition to the regular discussions that our executive leadership and Investor Relations teams have with Barrick’s institutional and retail shareholders, which often include discussion on governance, sustainability, and related matters. Throughout 2024, significant shareholders representing approximately 34% of the issued and outstanding Barrick Shares (as of December 31, 2024) were invited to discuss our performance, sustainability strategy, environmental goals, human capital strategy, and key governance priorities, including Board composition, diversity, and renewal, as well as changes to our executive compensation framework (specifically performance measures) that consider prior shareholder feedback and strengthen overall alignment with our differentiated strategy.

•

Sustainability-Focused Shareholder Engagement: Throughout 2024, the Group Sustainability Executive met with significant shareholders, investor-stewardship initiatives, and ESG ratings firms to discuss Barrick’s sustainability vision, policies, approach, and site-level performance, including Board and management oversight of sustainability matters, with tailored agendas to facilitate deeper engagement on those organizations’ respective priorities.

•

Annual Sustainability Update: On August 2, 2024, Barrick hosted a virtual presentation to investors, leading ESG ratings firms and key analysts on the Company’s sustainability strategy and performance, as well as our targets for the future,

16	Barrick Gold Corporation | 2025 Circular

including a question and answer session for all participants. A recording of this event can be found on our website at www.barrick.com. The President and Chief Executive Officer, Group Sustainability Executive, and senior members of the sustainability management team provided an overview of the economic benefits created at our operations for all stakeholders, the protection of health and safety at our mines and host communities, our approach to human rights due diligence, and our strategies to minimize the environmental impact of our operations.

•

Growth Webinar: On September 11, 2024, Barrick hosted a “Lumwana Super Pit Expansion Update” webinar which was attended by significant shareholders and key analysts. The President and Chief Executive Officer and other senior members of management highlighted details of Barrick’s planned expansion of the Lumwana Copper Mine in Zambia as part of its copper growth strategy and its development project pipeline.

•

Investor Day: On November 22, 2024, Barrick hosted an in-person and virtual Investor Day which was attended by significant shareholders and key analysts in New York and webcast live from the New York Stock Exchange. The President and Chief Executive Officer and other senior members of management highlighted Barrick’s long-term vision for generating shareholder value and provided an overview of Barrick’s regional operations; sustainability strategy; approach to exploration and mineral resource management across the Company; financial, supply chain, and information technology strategy; and Barrick’s growth projects.

•

Quarterly Results Presentations: During 2024, the President and Chief Executive Officer hosted four presentations to discuss Barrick’s quarterly financial, operational, and exploration results, as well as updates on our strategy and organizational structure. The first three presentations were held in-person in Toronto, Canada and via a live video stream which allowed participants to ask questions and participate in “real time”. The fourth presentation was held in-person in London, England and also via live video stream.

✓	Our approach to corporate governance evolves with state-of-the-art practices.

•

Diversity Policy: Since it was adopted in 2015, our Diversity Policy has continuously evolved with best practices to support our ongoing commitment to Board renewal and refreshment. Our slate of ten director nominees for election at the Meeting was carefully constructed to ensure that our director nominees are comprised of individuals from the various jurisdictions in which we operate with the appropriate mix of mining and business acumen, other skills, and backgrounds that reflect the diversity of our stakeholders. As a result, Barrick has put forward a slate of nominees of which 40% are women (50% of independent directors) and 40% self-identify as racially and/or ethnically diverse. Each director nominee contributes to the Board’s overall diversity by providing, among other characteristics, a diversity of thought, perspective, personal and professional experience, and cultural background.

•

Robust Clawback and Recovery Policies: Our Clawback Policy subjects incentive compensation paid or granted to the NEOs, other Partners, and other select senior employees to clawback in cases of a material financial misstatement or a determination by the Board that wrongful conduct has occurred, in each case, that resulted in a participant receiving a higher amount of incentive compensation than would have been received absent the material misstatement or wrongful conduct, as applicable. In addition, our Executive Officer Recovery Policy, which was adopted in November 2023, complies with Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act and the applicable NYSE listing standards and requires, among other things, Barrick to promptly recover any specified incentive compensation received by any current or former executive officer in the event of an accounting restatement required due to material noncompliance by the Company with any financial reporting requirements under securities laws applicable to the Company in connection with its listing on the NYSE. See “2024 Compensation of Named Executive Officers – Managing Compensation Risks – Clawback Policy and Executive Officer Recovery Policy” on page 66.

•

Share Ownership Policies for Non-Executive Directors and Executives: Barrick maintains minimum share ownership requirements for its directors, executives, and other officers. Our Chairman and non-executive directors are required to hold at least three times the value of their annual retainer in Barrick Shares and/or Deferred Share Units (DSUs) within five years of joining the Board. Our President and Chief Executive Officer is required to hold 10 times his salary in Barrick Shares, Restricted Share Units (RSUs), and Performance Granted Share Units (PGSUs) within five years from the date of his appointment. Our NEOs are required to hold five times their salary in Barrick Shares, RSUs, and PGSUs within five years from the date they become a Partner. To further underscore our commitment to maintaining market-leading share ownership requirements, Partners are required to retain at least 50% of their share ownership requirement in actual Barrick Shares. As at December 31, 2024, non-executive directors held Barrick Shares and DSUs with a value of nearly $13 million. As at December 31, 2024, our Chairman held Barrick Shares with a value of over $42 million, our President and Chief Executive Officer held Barrick Shares, and PGSUs with a value of over $109 million and the remaining NEOs held Barrick Shares, PGSUs, and RSUs, as applicable, with a value of over $33 million. See “Report on Director Compensation and Equity Ownership – Director Share Ownership Requirements” on page 34 and “2024 Compensation of Named Executive Officers – Managing Compensation Risks – NEO Share Ownership Requirements” beginning on page 67.

•

Anti-Hedging Policy: Barrick has a formal Anti-Hedging Policy prohibiting all officers and directors from hedging the economic exposure of their ownership of Barrick Shares and equity-based LTI compensation.

Barrick Gold Corporation | 2025 Circular	17

•

Innovative Approach to Disclosure: Since 2018, Barrick has issued an online digital information circular (Digital Circular) that modernizes the way that proxy materials are presented to shareholders and makes proxy-related information more accessible and interactive. Barrick’s 2025 Digital Circular will be available on our website at www.barrick2025circular.com starting in April 2025.

•

Enhanced Shareholder Communication: In addition to our Shareholder Engagement Policy and a specialized Investor Relations email address, Barrick has a designated Investor Relations hotline that provides shareholders with improved access to the Company and facilitates shareholder engagement. Shareholders may communicate their views to management through the Company’s Investor Relations Department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: 416-307-7474

Email: investor@barrick.com

Shareholder engagement program remains a top priority

Barrick’s business is about partnerships – with our people, governments, communities, suppliers, other stakeholders, and of course, our shareholders. This core tenet means balancing our own interests and priorities with those of our stakeholders, helping both Barrick and our partners by working together. It also means embracing a shared sense of responsibility to work constructively on matters of mutual interest and concern.

We believe that regular, transparent communication is essential to Barrick’s long-term success, including with our shareholders. We have a longstanding practice of regularly engaging with our shareholders on all aspects of our business. Through our ongoing and systematic shareholder dialogue, as described below, we seek to ensure that our approach to corporate governance is a dynamic framework that can accommodate the evolving demands of a changing business environment and remain responsive to the priorities of our business. The diagram below refers to Barrick’s general approach to governance-focused shareholder engagement.

18	Barrick Gold Corporation | 2025 Circular

We value the ongoing feedback that we receive from our shareholders. The Board considered the shareholder feedback reflected in our 2024 advisory Say on Pay vote of 72.4% and approved certain changes informed by this feedback, as outlined below. Furthermore, throughout 2024, significant shareholders representing approximately 34% of the issued and outstanding Barrick Shares (as of December 31, 2024) were invited to discuss our performance, sustainability strategy, environmental goals, human capital strategy, and key governance priorities, including Board composition, diversity, and renewal, as well as changes to our executive compensation framework (specifically performance measures) that considered prior shareholder feedback and strengthened overall alignment with our differentiated strategy. These governance engagements are in addition to the regular discussions that our executive leadership and Investor Relations teams have with Barrick’s institutional and retail shareholders, which often include governance, sustainability, and related matters as well.

Themes	Overview of actions informed by shareholder feedback

Governance

•   Completed a thorough review of our Board leadership structure in 2024, having regard to the specific needs of our business, the duties of the Board, and the best interests of the Company’s shareholders. Effective February 13, 2024, the Executive Chairman transitioned to a Chairman role

•   Updated position descriptions for the Chairman and the CEO, further defining scope and responsibilities as approved by the Board

•   Appointed a new chairperson in 2024 for each of our Board committees as part of our commitment to board renewal and refreshment

•   Achieved the gender diversity commitment set out in our Diversity Policy for women to represent at least 30% of directors and approved annual disclosure regarding directors who self-identify as racially and/or ethnically diverse

Executive Compensation

•   Continued a thorough and ongoing review of Barrick’s executive compensation framework in 2024

•   Further refined the API and LTI Scorecards, underscoring our commitment to enhancing the alignment between pay and shareholder experience, see “Compensation Discussion & Analysis – 2024 Compensation of Named Executive Officers” beginning on page 39

Sustainability

•   Refined the sustainability-related metrics to the API and LTI Scorecards, notably the continued assessment and disclosure of our performance as part of our industry first Sustainability Scorecard. The Sustainability Scorecard continues to be benchmarked against our own performance and that of our peers, and key performance indicators are reviewed based on ongoing feedback from shareholders

In the course of our sustainability-focused engagement with shareholders and other stakeholders, we have, as appropriate, also taken concrete steps to correct the record regarding the water impacts of certain of our sites raised by a shareholder proposal considered at the 2024 annual meeting. The shareholder proposal sought to direct the Board to commission a third party audit to assess the water impacts at each of our operations. Although 75% of the Barrick Shares that voted on the proposal declined to support the proposal, the allegations it raised were premised on assertions that were either outdated, incorrect, or both.

All of Barrick’s operations and any proposed project must undergo an Environmental and Social Impact Assessment (ESIA) that not only meets in-country environmental permitting requirements and complies with all applicable legal requirements, but also satisfies international best practices, such as the International Finance Corporation Performance Standards. These ESIAs are undertaken by a team of multi-disciplinary independent specialists, who are experts in their respective fields.

The ESIAs include an Environmental and Social Management Plan (ESMP), which includes mitigation and management requirements, and detailed monitoring programs established by the independent specialists that are put forward to the respective authorities for consideration during the permitting and decision-making process. The ESIA process also includes extensive stakeholder engagement and consultation, including baseline assessments, sharing of potential impacts, and inputs into the ESMP.

The specific audit requirements associated with each ESMP are determined in accordance with each of our host country’s respective legislation but generally include independent specialist oversight, regulatory body assessments, and consistent and frequent submission of monitoring data. Barrick’s water quality testing is undertaken by third-party and independent laboratories. We monitor and measure any withdrawal and discharge through a variety of methods, including a combination of flow meters and the use of infrastructure design specifications. Water balances at each mine differentiate water source quality withdrawals (high quality or low quality) from each of the following sources: precipitation, surface water, groundwater, seawater, waste water, and third-party water. To increase the specificity of our data, catchment-specific parameters are included.

Barrick welcomes responsible and constructive engagement with all of its shareholders and other stakeholders. Following the 2024 annual meeting, Barrick continued to engage with the proponents of the proposal and held a conference call with their representatives to discuss their professed concerns. During this call, Barrick extended an invitation for the proponents to visit mine sites they claim are operating irresponsibly, and provide them with the opportunity to see first-hand the actual facts on the ground, observe the significant initiatives that have been implemented at site level to improve the lives and livelihoods of members of surrounding communities, gain a contextual understanding of the operating environment at these sites, and meet with key stakeholders in the areas of operation. We are confident that these site visits would allay the concerns raised by the proponents of the proposal and allow them to retract the unsubstantiated allegations that they have made. The proponents and their representatives have yet to accept this invitation.

Barrick Gold Corporation | 2025 Circular	19

For additional information, shareholders are encouraged to read the Board’s full response to the shareholder proposal in the 2024 Information Circular.

Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to assess and mitigate risks most efficiently and effectively. The Board and its committees are responsible for overseeing the Company’s enterprise risk and internal control frameworks, risk management and major financial risks and financial reporting exposures, the alignment of Barrick’s executive compensation programs with strategic priorities and its human capital strategy, and the development of risk management programs relating to Barrick’s environmental, climate, health and safety, corporate social responsibility, security, and human rights exposures. The Audit & Risk Committee assists the Board in, among other things, overseeing the Company’s management of enterprise risks, including financial, operational, health and safety, geopolitical, climate, tax, and cybersecurity risks, including risks and opportunities relating to artificial intelligence as well as the implementation of policies and standards for monitoring and mitigating such risks.

The Board expects management to:

•	maintain a framework that ensures we identify, manage, and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for identifying, managing, and mitigating risk into all of our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant committees of the Board on the effectiveness of key control activities.

Management holds a Weekly Executive Review, which is the main forum to raise and discuss risks facing the operations and organization more broadly. The Weekly Executive Review is held among the President and Chief Executive Officer and other key executives, including the Senior Executive Vice-President, Strategic Matters; Senior Executive Vice-President, Chief Financial Officer; our regional Chief Operating Officers; General Counsel; and senior management.

The diagram below summarizes our enterprise-wide approach to risk oversight and the allocation of risk oversight responsibilities. For a more detailed description of our risk oversight processes, see “Risk Oversight” in Schedule A of this Circular.

Board Oversight
Audit & Risk Committee
✓ Fully Independent
Scope of risks overseen:
• Financial statements, systems, and reporting
• Internal controls over financial reporting
• Enterprise risks and risk management framework
• Financial risk
• Cybersecurity
• Key operational risks
• Compliance
ESG & Nominating Committee
✓ Fully Independent
Scope of risks overseen:
• Corporate governance
• Environmental
• Safety and health
• Climate
• Corporate social responsibility
• Security
• Human rights
Compensation Committee
✓ Fully Independent
Scope of risks overseen:
• Alignment of executive compensation with strategic priorities
• Ensuring that compensation plans do not encourage excessive risk taking
Business Assurance Group
The Business Assurance Group is responsible for providing assurance that controls relied upon to manage risk exposures are designed and operating effectively.
Risk Group
The Risk Group is responsible for coordinating and supporting Group-level risk management activity and reporting. They embed risk management into core business processes, such as planning and capital allocation. They also build risk management capability and a risk-aware culture throughout the Group.
Weekly Executive Review Meetings
A weekly integrated risk management and business review across the Company to identify, evaluate, and address our risks:
Strategic Risk
Financial Risk
Operational Risk
Regulatory Risk
Environmental & Social Oversight Committee
Quarterly meetings to review the Company’s sustainability performance and compliance with its sustainability policies, as well as to identify concerns and opportunities at the Company’s operations at an early stage
Our focus on sustainability risk management
Sustainability Executive
Chief Operating Officers
Regional Leads
Site Level Ownership of Sustainability Risks and Opportunities

20	Barrick Gold Corporation | 2025 Circular

Our Approach to Sustainability Governance and Managing Climate Risks

Sustainability is driven at an operational level, and the Company’s sustainability strategy is implemented by blending top-down accountability with bottom-up responsibility. This means that the day-to-day ownership of sustainability risks and opportunities lays at the individual sites, where the business is. Each site plays a role in identifying risks and opportunities, metrics, and targets that measure real progress and deliver real impacts both for the business and for our stakeholders, including the countries in which we operate and our host communities. Site-level ownership is supported by regional sustainability leads, regional chief operating officers, and the Group Sustainability Executive, who provides oversight and direction over this site-level ownership to ensure alignment with Barrick’s policies and the strategic priorities of the overall business.

The E&S Committee is our most senior management-level body dedicated to sustainability. The E&S Committee helps to connect site-level ownership of sustainability to management, and in turn to our Board, which has ultimate responsibility for sustainability. The committee is chaired by our President and Chief Executive Officer, and members include:

•	Chief Operating Officers for each region;

•	Group Sustainability Executive;

•	General Managers for each mine;

•	Regional and site health, safety, environment and closure leads;

•	In-house legal counsel; and

•	An independent third-party sustainability consultant in an advisory role.

The E&S Committee meets on a quarterly basis to review sustainability performance and key performance indicators across our operations. It provides a forum to freely exchange information and learn from past sustainability successes and challenges experienced across each region. The E&S Committee meetings also include a comprehensive sustainability-focused site visit completed by the independent consultant at one of Barrick’s Tier One Gold Assets each quarter to track environmental, community, human rights, safety, climate and social license to operate progress. The President and Chief Executive Officer reviews the reports of the E&S Committee at each quarterly meeting of the Board’s ESG & Nominating Committee, which is comprised entirely of independent directors. This governance model ensures executive and Board knowledge and oversight of all sustainability concerns, opportunities, and risks, and facilitates our ability to drive continual improvements.

Sustainability is embedded in our Board governance structure. The Board has ultimate responsibility for sustainability, including matters such as human rights, biodiversity, and climate. The Audit & Risk Committee assists the Board in overseeing the Company’s management of enterprise risks, as well as the implementation of policies and standards for monitoring and mitigating such risks. For example, climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee, and this applies to all sustainability aspects, from biodiversity to human rights. The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs, and performance relating to the environment and human rights, including potential and actual impacts, and for setting targets, and reviewing our progress against such targets (including our GHG emission targets), which are built into Barrick’s formal risk management process. The Compensation Committee assists the Board in ensuring that executive compensation is appropriately linked to our sustainability performance.

We believe that our company-wide focus on sustainability is one of our core competitive advantages in the global competition to be the partner of choice for host communities and to attract investment and human capital. Our company-wide focus on sustainability provides a strong foundation, and Barrick continues to build further resilience to withstand the external potential impacts on the business, from changing political circumstances to climate change and leverage potential opportunities as the global economy transitions to a low-carbon future. We also place importance on building resilience within our communities and host countries, and ensuring that these communities are not left behind. Sharing the benefits of our operations and developing our host communities are fundamental in achieving resilience to changing environments.

How to Contact Us

Our Board

Provide feedback to our Board by writing to our Chairman

Attention: Chairman

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: chairman@barrick.com

cc: corporatesecretary@barrick.com

Our Independent Directors

Communicate with our independent directors by writing to our Lead Director

Attention: Lead Director

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

Investor Relations

Contact our Investor Relations Department to communicate with management any time

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: 416-307-7474

Email: investor@barrick.com

For more details on how to contact us, see our Shareholder Engagement Policy on our website at www.barrick.com/about/governance or “Communications and Shareholder Engagement” in Schedule A of this Circular.

Barrick Gold Corporation | 2025 Circular	21

Directors

The Board recommends a vote FOR all nominees listed below.

Director Profiles

The following profiles present information about each of the nominees for election as director. Our directors are elected annually, individually, and by majority vote. Our majority voting policy provides that any nominee proposed for election as a director in an uncontested election who receives less than a majority of votes cast in favor of his or her election must promptly tender his or her resignation to the Chairman or, in the case of the Chairman, to the Lead Director for Board consideration and that the resignation must be accepted absent exceptional circumstances. There are no contracts, arrangements, or understandings between any director or executive officer, or any other person, pursuant to which any of the nominees has been nominated for election as a director of the Company. All other director information can be found in “Report on Director Compensation and Equity Ownership” beginning on page 33, “Committees of the Board” on page 30, and in Schedule A of this Circular.

Areas of Expertise

Extractive Industry Operations

Health, Safety, Environmental & Climate

Capital Allocation & Financial Acumen

International Business Experience & Global Partnerships

Talent Development and Allocation & Partnership Culture

Government and Regulatory Affairs & Community Relations

M&A Execution

Risk Management

D. Mark Bristow (66), Non-Independent, President and Chief Executive Officer of Barrick

Director since: January 2019 Beau Champ, Mauritius	Nationality: South African

Dr. Bristow was appointed President and Chief Executive Officer of Barrick effective January 1, 2019, following completion of the Merger. Previously, since its incorporation in 1995, Dr. Bristow was the Chief Executive Officer of Randgold following his pioneering exploration work in West Africa. He subsequently led Randgold’s growth through the discovery and development of high quality assets into a major international gold mining business. Dr. Bristow played a pivotal role in promoting the emergence of a sustainable mining industry in Africa, and has a proven track record of delivering significant shareholder value. During his career, Dr. Bristow has held board positions at a number of global gold mining companies. Dr. Bristow holds a Doctorate in Geology from the University of KwaZulu-Natal in South Africa.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2024	99.3%	0.7%

2023	99.5%	0.5%
			Overall Attendance	100%
Other Public Boards During Past Five Years(1)(2)
Rockwell Diamonds Inc.				(2006 to 2021)
Securities Held as at March 1, 2025
Common Shares(3) DSUs PGSUs				6,633,954 Nil 733,210

Meets share ownership requirement for President and Chief Executive Officer

(1)

As a result of provisional liquidation proceedings of its South African operating subsidiaries, Rockwell Diamonds Inc. (RDI) was unable to complete and file its audited financial statements for the year ended February 28, 2018, the corresponding management discussion and analysis and applicable certificates by the prescribed deadline due to funding constraints and uncertainty of the outcome of the provisional liquidation process of its subsidiaries in South Africa. As a result, the Ontario Securities Commission issued a cease trade order in respect of RDI dated July 5, 2018. The cease trade order was revoked by the Ontario Securities Commission effective December 23, 2020, following which the shares of RDI resumed trading on the Johannesburg Stock Exchange under the symbol “RDI”. As a result of the completion of an amalgamation and going-private transaction on April 16, 2021, RDI’s shares were de-listed from the Johannesburg Stock Exchange and the Ontario Securities Commission issued an order confirming that RDI had ceased to be a reporting issuer in Canada.

(2)

Dr. Bristow was a director of Midway Resources International (MRI) and five of MRI’s wholly-owned subsidiaries, including Zarara Oil & Gas Ltd. (Zarara). MRI and its subsidiaries, including Zarara, are private companies. Zarara was placed into administration in November 2020 and MRI was placed into administration in March 2021. Following a restructuring process, the Grand Court of the Cayman Islands issued a final order completing the dissolution of MRI on October 26, 2022, and the Supreme Court of Mauritius issued a final order completing the dissolution of Zarara on November 26, 2024.

(3)

Dr. Bristow owns 6,327,365 Barrick Shares directly. In addition, Dr. Bristow holds 306,589 Barrick Shares pursuant to the exchange into Barrick Shares of the one-off Randgold CEO Award that was granted to him by Randgold in 2013. These Barrick Shares must be held for the duration of Dr. Bristow’s employment with Barrick.

22	Barrick Gold Corporation | 2025 Circular

Areas of Expertise

Capital Allocation & Financial Acumen

M&A Execution

International Business Experience & Global Partnerships
Talent Development and Allocation & Partnership Culture

Risk Management

Health, Safety, Environmental & Climate

Helen Cai (51), Independent

Director since: November 2021 Hong Kong, China	Nationality: Chinese

Ms. Cai is a finance and investment professional with more than two decades of experience in capital markets and all aspects of corporate finance, from strategic planning to M&A transactions. Ms. Cai worked most recently as a managing director with China International Capital Corporation until the spring of 2021. Prior to this, she worked as an analyst with the Goldman Sachs Group covering the American mining and technology sectors, and was highly ranked by the StarMine analyst ranking service. As a lead analyst at China International Capital Corporation, Ms. Cai was ranked as Best Analyst by Institutional Investor and Asia Money in their China Research Sector Polls for multiple years when covering Hong Kong and China listed companies. The landmark cross-border financing and M&A transactions she led subsequently as a senior investment banker also won various awards from Asia Money and The Asset. Ms. Cai is a Chartered Financial Analyst and Chartered Alternative Investment Analyst and was educated at Tsinghua University in China and the Massachusetts Institute of Technology in the United States, where she received two master’s degrees and multiple fellowship awards.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2024	97.7%	2.3%	Audit & Risk	4/4

2023	97.2%	2.8%	Compensation	7/7
			Overall Attendance	100%
Other Public Boards During Past Five Years
Silvercorp Metals Inc. Largo Inc.				(2024 to Present) (2023 to Present)
Securities Held as at March 1, 2025
Common Shares DSUs				Nil 51,795

  Has until November 3, 2026 to meet share ownership requirement

Areas of Expertise

M&A Execution
Capital Allocation & Financial Acumen
Health, Safety, Environmental & Climate

Talent Development and Allocation & Partnership Culture

Risk Management
International Business Experience & Global Partnerships
Government and Regulatory Affairs & Community Relations

Isela A. Costantini (53), Independent

Director since: November 2022 Buenos Aires, Argentina	Nationality: Brazilian, Argentinean, and American

Ms. Costantini is the Chief Executive of Grupo Financiero GST, a privately held asset management company. She has over 25 years of experience in international business, including as President and Chief Executive Officer of Argentina’s national airline, Aerolíneas Argentinas, and President and general director, Argentina, Paraguay and Uruguay, for General Motors. Ms. Costantini is also a past President of ADEFA, the Automotive Manufacturers’ Association in Argentina. She was included in the list of the 500 most influential leaders in Latin America by Bloomberg Línea and has been named by Fortune magazine as one of the 50 most powerful women in business outside the United States. She recently published Un Líder en Vos, a book about leadership, and sits on the board of CIPPEC (Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento), a think tank in Argentina and is a member of the strategic council of Universidad Austral. She holds a bachelor’s degree in social communications and advertising from the Pontificia Universidade Católica do Paraná in Brazil and an MBA in marketing and international business from the Quinlan School of Business at Loyola University in Chicago. Ms. Costantini is also a member of Barrick’s International Advisory Board.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2024	98.3%	1.7%	Compensation (Chair)	7/7

2023	98.9%	1.1%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Prosegur S.A.				(2022 to Present)
Bladex S.A.				(2019 to Present)
San Miguel S.A.				(2019 to 2022)
Securities Held as at March 1, 2025
Common Shares DSUs				Nil 35,845

  Has until November 2, 2027 to meet share ownership requirement

Barrick Gold Corporation | 2025 Circular	23

Areas of Expertise

Government and Regulatory Affairs & Community Relations
Health, Safety, Environmental & Climate

Talent Development and Allocation & Partnership Culture
M&A Execution
Capital Allocation & Financial Acumen

Brian L. Greenspun (78), Independent

Director since: July 2014 Las Vegas, NV, USA	Nationality: American

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution, the University of Nevada Las Vegas Foundation, and the Simon Wiesenthal Museum of Tolerance. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2024	84.7%	15.3%	Compensation	7/7

2023	97.2%	2.8%	ESG & Nominating (Chair)	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2025
Common Shares DSUs				31,185 153,476

  Meets share ownership requirement

Areas of Expertise

Extractive Industry Operations
Health, Safety, Environmental & Climate

International Business Experience & Global Partnerships
M&A Execution
Talent Development and Allocation & Partnership Culture
Capital Allocation & Financial Acumen
Government and Regulatory Affairs & Community Relations

Risk Management

J. Brett Harvey (74), Independent, Lead Director

Director since: December 2005 Mesquite, NV, USA	Nationality: American

Mr. Harvey is Chairman of the board of Warrior Met Coal Inc., a leading producer and exporter of metallurgical coal for the global steel industry, a position he has held since January 1, 2023. Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. He began his business career in mining, joining the Kaiser Steel Company in 1979 at the Sunnyside Mine in Utah, and, in 1984, he was appointed as Vice President and General Manager of Kaiser Coal of New Mexico. Mr. Harvey also served as Vice President, Mining for PacifiCorp. In 2016, he received the Charles F. Rand Memorial Gold Medal, awarded by the Society for Mining, Metallurgy and Exploration for distinguished achievement in mining administration. Mr. Harvey is the former chair of the National Mining Association and of the Coal Industry Advisory Board to the International Energy Agency. He is a former member of the National Executive Board of the Boy Scouts of America and a past chairman of the Laurel Highlands Council of the Boy Scouts. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2024	73.8%	26.2%	Audit & Risk	4/4

2023	85.7%	14.3%	Compensation	7/7

			ESG & Nominating	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
Warrior Met Coal Inc.				(2017 to Present)
Allegheny Technologies Inc.				(2007 to Present)
Securities Held as at March 1, 2025
Common Shares(4) DSUs				29,175 213,841

  Meets share ownership requirement

(4)	As at March 1, 2025, Mr. Harvey owns 29,175 Barrick Shares indirectly in a Revocable Trust Agreement.

24	Barrick Gold Corporation | 2025 Circular

Areas of Expertise

Health, Safety, Environmental & Climate

Talent Development and Allocation & Partnership Culture

Capital Allocation & Financial Acumen

International Business Experience & Global Partnerships

Government and Regulatory Affairs & Community Relations

Anne N. Kabagambe (68), Independent

Director since: November 2020 Washington, DC, USA	Nationality: Ugandan and American

Ms. Kabagambe formerly served on the board of the World Bank Group where, between 2016 and 2020, she represented the interests of 22 Sub-Saharan African countries, including Tanzania and Zambia, two jurisdictions where Barrick has operations. While at the World Bank, Ms. Kabagambe co-chaired the World Bank Board’s Gender Working Group and was a strong advocate for the advancement of women and a champion of diversity and inclusion. She has 35 years of experience spanning a diverse range of senior leadership positions in international institutions, including as Chief of Staff for the African Development Bank (AfDB) and has also served on the boards of the Africa American Institute (AAI) and Junior Achievement (JA) Africa. Ms. Kabagambe holds an undergraduate degree from the University of California at San Diego (UCSD), master’s degrees in Public Policy from Columbia University’s School of International and Public Affairs and George Washington University, and has also obtained post-graduate diplomas from Harvard University’s Business School & John F. Kennedy School of Government as well as the Cranfield School of Management.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2024	97.7%	2.3%	Audit & Risk	4/4

2023	98.8%	1.2%	ESG & Nominating	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2025
Common Shares DSUs				5,846 42,609

  Has until November 4, 2025 to meet share ownership requirement

Areas of Expertise

Health, Safety, Environmental & Climate

Capital Allocation & Financial Acumen

M&A Execution

Talent Development and Allocation & Partnership Culture

International Business Experience & Global Partnerships

Government and Regulatory Affairs & Community Relations

Risk Management

Loreto Silva (60), Independent

Director since: August 2019 Santiago, Chile	Nationality: Chilean

Ms. Silva is a partner at the Chilean law firm Bofill Escobar Silva Abogados. She has held important positions during a career spanning both the public and private sectors. Over the last two decades, she has led policies and debates on public-private partnerships for the advancement of Chile’s infrastructure and the enhancement of water utilities services. At the end of 2012, Ms. Silva was the first woman in Chile to be appointed as Minister of Public Works. During her tenure, she spearheaded pivotal infrastructural projects and, in collaboration with private and public entities, formulated a comprehensive strategy for the management of water resources. Beyond her governmental role, Ms. Silva served as the Chair of the board of Chile’s national oil and gas company and contributed as a board member to several Chilean listed and privately held companies in Chile. Her expertise is highly regarded, as evidenced by her membership in prestigious industry think tanks and her role as an arbitrator for the Santiago Arbitration and Mediation Centre, where she specializes in infrastructure and construction disputes. Her professional achievements have been recognized with the esteemed “Chile’s 100 Leading Woman Leaders” award. Ms. Silva holds a law degree from the University of Chile.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2024	98.4%	1.6%	Audit & Risk (Chair)(5)	1/1

2023	98.9%	1.1%	ESG & Nominating	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
Aguas Andinas Empresa Nacional del Petróleo				(2017 to 2022) (2018 to 2020)
Securities Held as at March 1, 2025
Common Shares DSUs				Nil 71,683

  Meets share ownership requirement

(5)	Ms. Silva became a member of the Audit & Risk Committee on August 9, 2024.

Barrick Gold Corporation | 2025 Circular	25

Areas of Expertise

M&A Execution

Capital Allocation & Financial Acumen
International Business Experience & Global Partnerships
Talent Development and Allocation & Partnership Culture

Risk Management
Government and Regulatory Affairs & Community Relations

John L. Thornton (71), Non-Independent, Chairman of Barrick

Director since: February 2012 Palm Beach, FL, USA	Nationality: American

Mr. Thornton was appointed Chairman on February 13, 2024. From April 30, 2014 to February 12, 2024, Mr. Thornton was Executive Chairman of Barrick. From June 5, 2012 to April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Chairman of RedBird Capital Partners, a private investment firm, and Non-Executive Chairman of PineBridge Investments, a global asset manager. He is also lead director of Ford Motor Company, Lenovo Group Limited, Divergent Technologies Inc., a digital advanced manufacturing company, and SparkCognition, Inc. (dba Avathon), an industrial artificial intelligence company. He is a Professor of the Tsinghua University School of Economics and Management and serves as the Director of its Global Leadership Program. In addition, he is a member of the Advisory Boards of the Tsinghua Schools of Economics and Management and of Public Policy and Management. He is also Chairman Emeritus of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of The Goldman Sachs Group, Inc. Mr. Thornton is Co-Chair of the Asia Society, and is also a trustee, advisory board member or member of the China Investment Corporation (CIC), King Abdullah University of Science and Technology, McKinsey Advisory Council, Schwarzman Scholars, and the African Leadership Academy. He is also the former Vice Chairman of the Morehouse College Board of Trustees. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University, and a master’s degree from the Yale School of Management.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2024	86.4%	13.6%

2023	81.9%	18.1%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Lenovo Group Limited AltC Acquisition Corp. Ford Motor Company				(2023 to Present) (2021 to 2024) (1996 to Present)
Securities Held as at March 1, 2025
Common Shares(6) DSUs				2,742,127 1,311

   Meets share ownership requirement

(6)

As at March 1, 2025, Mr. Thornton owns 2,006,140 Barrick Shares directly, and 59,970 Barrick Shares indirectly through a Rollover IRA. Mr. Thornton also exercises control or direction over 240,565 Barrick Shares held in the names of his wife and children. In addition, 435,452 Barrick Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Barrick Shares held in trust.

Areas of Expertise

Extractive Industry Operations

Health, Safety, Environmental & Climate

Capital Allocation & Financial Acumen

International Business Experience & Global Partnerships

Talent Development and Allocation & Partnership Culture

Government and Regulatory Affairs & Community Relations

M&A Execution

Risk Management

Ben van Beurden (66), Independent

Director since: N/A London, United Kingdom	Nationality: Dutch

Mr. van Beurden is the former Chief Executive Officer of Shell plc following a career with the company spanning 40 years. During his tenure, Mr. van Beurden was appointed to the boards of a number of leading industry associations including the International Council of Chemicals Associations and the European Chemical Industry Council. He became a member of the Supervisory Board of Mercedes-Benz AG in April 2021 and since January 2024 has been a Senior Advisor to KKR with a special focus on Climate Investments. He graduated with a master’s degree in chemical engineering from Delft University of Technology in The Netherlands.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	N/A

2024	N/A	N/A

2023	N/A	N/A
			Overall Attendance	N/A
Other Public Boards During Past Five Years
Mercedes-Benz Group AG Shell plc				(2021 to Present) (2014 to 2022)
Securities Held as at March 1, 2025
Common Shares DSUs				Nil Nil

26	Barrick Gold Corporation | 2025 Circular

Areas of Expertise

Extractive Industry Operations

Health, Safety, Environmental & Climate

Capital Allocation & Financial Acumen

International Business Experience & Global Partnerships

Talent Development and Allocation & Partnership Culture

Government and Regulatory Affairs & Community Relations

M&A Execution

Risk Management

Pekka J. Vauramo (67), Independent

Director since: N/A Helsinki, Uusimaa, Finland	Nationality: Finnish

Mr. Vauramo is a corporate executive with over two decades of experience leading global companies. Between 2018 and 2024, Mr. Vauramo was President and Chief Executive Officer of Metso Corporation, a global supplier of sustainable technologies, end-to-end solutions and services for the minerals processing and aggregates industries. Between 2013 and 2018, he was President and Chief Executive Officer of Finnair plc, Finland’s largest airline. Mr. Vauramo has also held leadership positions at Cargotec Corporation, Sandvik AB, and Tamrock Corporation. He is currently the Chairman of the boards of Huhtamaki Oyj and Valmet Oyj, and a member of the board of Nokian Renkaat Oyj, all Finnish listed companies. Mr. Vauramo holds a master of science degree (technology) in mining and engineering, from Helsinki University of Technology.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	N/A

2024	N/A	N/A

2023	N/A	N/A
			Overall Attendance	N/A
Other Public Boards During Past Five Years
Valmet Oyj Huhtamaki Oyj Nokian Renkaat Oyj Metso Corporation				(2025 to Present) (2023 to Present) (2018 to Present) (2018 to 2024)
Securities Held as at March 1, 2025
Common Shares DSUs				Nil Nil

Barrick Gold Corporation | 2025 Circular	27

Our Board has a mosaic of skills to support our strategy and embraces diversity of backgrounds, experiences, and viewpoints to effectively represent our stakeholders globally

Our ESG & Nominating Committee has identified the experience and expertise that are necessary to support Barrick in delivering consistent and growing returns and achieving the Company’s strategy. Having the best technical talent in the industry, building long-term partnerships with stakeholders, obtaining community support, negotiating benefit sharing arrangements, securing necessary permits, and protecting communities and the environment are all critical to the success of our business. Achieving these objectives requires engagement with a diverse group of stakeholders at the local, national, and international levels. We therefore believe our Board nominees must strike the right balance between those who have expertise in operations and strong financial acumen and those with the skills and experience necessary to ensure our business can secure and maintain our license to operate and manage risks appropriately. Our slate of ten director nominees for election at the Meeting was carefully constructed to ensure that our director nominees represent key business geographies and is comprised of individuals whose backgrounds reflect the diversity of our stakeholders. As a result, 40% of our nominee directors are women and 40% self-identify as racially and/or ethnically diverse. Each director nominee contributes to the Board’s overall diversity by providing, among other characteristics, a diversity of thought, perspective, personal and professional experience, and cultural background. If all of the director nominees are elected at the Meeting, the Board will consist of ten directors, eight of whom would be considered independent.

Overview of our Board’s Profile												TOTAL (of 10)

	Capital Allocation & Financial Acumen	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10
	M&A Execution	✓	✓	✓	✓	✓		✓	✓	✓	✓	9
	Extractive Industry Operations	✓				✓				✓	✓	4
	Risk Management	✓	✓	✓		✓		✓	✓	✓	✓	8
	Health, Safety, Environmental & Climate	✓	✓	✓	✓	✓	✓	✓		✓	✓	9
	Talent Development and Allocation & Partnership Culture	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10
	International Business Experience & Global Partnerships	✓	✓	✓		✓	✓	✓	✓	✓	✓	9

	Government and Regulatory Affairs & Community Relations	✓		✓	✓	✓	✓	✓	✓	✓	✓	9
Age		66	51	53	78	74	68	60	71	66	67	Average 65 years
Board Tenure (Years)		6	3	2	11	19	5	4	13	N/A	N/A	Average 6 years
Independence		CEO*	✓	✓	✓	✓	✓	✓	C**	✓	✓	8 (80%)
Gender	Male	✓			✓	✓			✓	✓	✓	6 (60%)
	Female		✓	✓			✓	✓				4 (40%)
Racially and Ethnically Diverse^			✓	✓			✓	✓				4 (40%)
Current membership on other public company boards		0	2	2	0	2	0	0	2	1	3	Average 1

*	CEO = President and Chief Executive Officer

**

C = Board Chairman. Because the Chairman is a former executive, he is deemed to not be independent for purposes of applicable securities laws and stock exchange rules until the third anniversary of his transition

^	Racially and ethnically diverse directors include those who have identified as a member of a visible minority group

28	Barrick Gold Corporation | 2025 Circular

Legend:

Capital Allocation & Financial Acumen: Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns, including strengthening our capital structure, evaluating capital investment decisions, setting and enforcing thresholds for financial returns, optimizing asset portfolios, and knowledge of, or experience with, financial accounting and corporate finance.

M&A Execution: Experience in evaluating and executing mergers, acquisitions, and asset sales, including the formation of partnerships and joint ventures across the globe.

Extractive Industry Operations: Experience at a senior level with operations, including production, exploration, reserves, capital projects, and related technology. Familiarity with setting performance expectations, driving continuous improvement through best-in-class operational standards, building operational leadership capabilities, and fostering innovation.

Risk Management: Knowledge of risk management principles and practices, an understanding of some or all of the key risk areas that a company faces, and an ability to probe risk controls and exposures.

Health, Safety, Environmental & Climate: Knowledge of, or experience with, leading health, safety, environmental and climate practices and related requirements, including sustainable development, climate impacts and climate-focused reporting standards, and corporate responsibility practices and reporting.

Talent Development and Allocation & Partnership Culture: Thorough understanding of the key processes to ensure optimal human capital allocation including attracting, motivating, and retaining top talent. Familiarity with partnership structures and their related cultures. Experience in areas such as setting performance objectives, designing compensation plans, ensuring the right people are in the right roles, succession planning, and organizational design.

International Business Experience & Global Partnerships: Experience conducting business internationally, including exposure to a range of political, cultural, and regulatory requirements and understanding of the importance of diversity to a global company with a diverse set of stakeholders, informed by experience of race, ethnicity, and/or nationality. Familiarity with the critical role of partnerships with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders, and an understanding of how to establish and strengthen those partnerships.

Government and Regulatory Affairs & Community Relations: Experience with the workings of government and public and regulatory policy in Canada, the United States, and internationally. Familiarity with community engagement.

Barrick Gold Corporation | 2025 Circular	29

Committees of the Board

A significant portion of the Board’s oversight responsibilities is carried out through its three standing committees.

The Board has established three standing committees, each of which is comprised entirely of independent directors and is governed by a written mandate:

•

The Audit & Risk Committee supports the Board in fulfilling its oversight responsibilities regarding the financial reporting process and the quality, transparency, and integrity of the Company’s financial statements and other related public disclosure; the Company’s internal controls over financial reporting; the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; the external auditor’s qualifications and independence; the performance of the business assurance function and the external auditor; the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks; and the Company’s financial structure and investment and financial risk management programs generally. For more information on the Audit & Risk Committee, please refer to the section entitled “Audit & Risk Committee” in our Annual Information Form for the year ended December 31, 2024.

•

The Compensation Committee supports the Board in monitoring, reviewing, and approving compensation policies and practices and administering share compensation plans. It designs and drives the core components of Barrick’s compensation programs and practices. As the steward of our pay-for-performance philosophy, the Compensation Committee also establishes performance metrics that drive the creation of long-term shareholder value. For further detail about the role and responsibilities of the Compensation Committee, see “2024 Compensation of Named Executive Officers – Compensation Governance and Oversight – Barrick’s Compensation Governance Process – Role of the Compensation Committee” on page 62.

•

The ESG & Nominating Committee supports the Board in establishing the Company’s corporate governance policies and practices, identifying individuals qualified to become directors, reviewing the composition of the Board and its committees, and overseeing the Company’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance. The Committee monitors developments and emerging best practices as well as the overall effectiveness of Barrick’s corporate governance practices. In addition, the Committee is responsible for overseeing the orientation and continuing education program for directors.

Our committee mandates also set out the composition requirements of each committee. Each committee mandate also provides a description of the role and responsibilities of the Chair of the committee, which include:

•	providing leadership to the committee and presiding over committee meetings;

•	working with the Chairman and/or Corporate Secretary, as appropriate, to establish the frequency and agendas of committee meetings;

•	facilitating the flow of information to and from the committee and fostering an environment in which committee members may ask questions and express their viewpoints;

•	reporting to the Board with respect to the activities of the committee and any recommendations of the committee; and

•	leading the committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate.

The mandate of each of our committees is available on our website at www.barrick.com/about/governance.

The committee mandates authorize each committee to, in its sole discretion, engage external advisors as necessary at the expense of Barrick. Since our last annual meeting, each committee has reviewed its mandate to ensure it reflects the needs of the Company, best practices, and applicable regulatory requirements. All changes to committee mandates from time to time are approved by the ESG & Nominating Committee and the Board.

30	Barrick Gold Corporation | 2025 Circular

In 2024, we appointed new chairs for all of our standing committees. The following chart sets out the members of the committees as of the date of this Circular.

Committee	Members

Audit & Risk Committee(1)(2)	Loreto Silva (Chair), Helen Cai, J. Brett Harvey, Anne N. Kabagambe, and Andrew J. Quinn(3)

Compensation Committee	Isela A. Costantini (Chair), Helen Cai, Christopher L. Coleman(3), Brian L. Greenspun, and J. Brett Harvey

ESG & Nominating Committee	Brian L. Greenspun (Chair), Christopher L. Coleman(3), J. Brett Harvey, Anne N. Kabagambe, and Loreto Silva

(1)

All members of the Committee are financially literate and at least one member has accounting or related financial management expertise. Members of the Audit & Risk Committee may not serve on more than two other public company audit committees without Board approval. No member of the Audit & Risk Committee currently serves on the audit committee of more than two other publicly-traded companies.

(2)

The Board has determined that each of Mr. Harvey and Ms. Cai is an “audit committee financial expert” as defined by the SEC rules. The rules adopted by the SEC indicate that the designation of such individuals as audit committee financial experts will not deem them to be “experts” for any purpose or impose any duties, obligations, or liabilities on them that are greater than those imposed on other members of the Audit & Risk Committee and Board who do not carry this designation.

(3)	Messrs. Coleman and Quinn will retire from the Board at the Meeting.

Committee membership rotates periodically. At least once per year, the ESG & Nominating Committee reviews the composition of committees and recommends committee members and chairs to the Board for approval.

Meeting Attendance

We expect directors to make every reasonable effort to attend all meetings of the Board and committees of which they are members and the annual meeting of shareholders. Directors may participate by phone or video conference if they cannot attend in person. Subject to extenuating circumstances, directors are expected to attend a minimum of 75% of all Board and committee meetings. All directors satisfied this requirement in 2024. The table below summarizes the number of Board and committee meetings attended by our director nominees from January 1, 2024 to December 31, 2024. The directors’ attendance records are also included in the director profiles under “Directors” beginning on page 22.

Meeting Attendance of Director Nominees(1)

Director	Board Meetings	Committee Meetings			Total Board and Committee Meetings to December 31, 2024
		Audit & Risk	Compensation	ESG & Nominating

J.L. Thornton	4/4 100%	-	-	-	4 of 4 100%

M. Bristow	4/4 100%	-	-	-	4 of 4 100%

H. Cai	4/4 100%	4/4 100%	7/7 100%	-	15 of 15 100%

I.A. Costantini	4/4 100%	-	7/7 100%	-	11 of 11 100%

B.L. Greenspun	4/4 100%	-	7/7 100%	5/5 100%	16 of 16 100%

J.B. Harvey	4/4 100%	4/4 100%	7/7 100%	5/5 100%	20 of 20 100%

A.N. Kabagambe	4/4 100%	4/4 100%	-	5/5 100%	13 of 13 100%

L. Silva(2)	4/4 100%	1/1 100%	-	5/5 100%	10 of 10 100%

(1)	Messrs. van Beurden and Vauramo will become members of the Board if elected at the Meeting.

(2)	Ms. Silva became a member of the Audit & Risk Committee on August 9, 2024.

Barrick Gold Corporation | 2025 Circular	31

Meeting Attendance of Directors Not Standing for Re-Election

Director	Board Meetings	Committee Meetings			Total Board and Committee Meetings to December 31, 2024
		Audit & Risk	Compensation	ESG & Nominating

C.L. Coleman(1)	4/4 100%	-	7/7 100%	5/5 100%	16 of 16 100%

A.J. Quinn(1)	4/4 100%	4/4 100%	-	-	8 of 8 100%

(1)	Messrs. Coleman and Quinn will retire from the Board at the Meeting.

32	Barrick Gold Corporation | 2025 Circular

Report on Director Compensation and Equity Ownership

Overall Objectives of the Director Compensation Program

As a voice of all owners, and as owners themselves, our directors are compensated for their oversight, accountability, and stewardship of the Company.

The following sections provide an overview of our director compensation program, including how compensation is delivered to our Chairman and the other non-executive directors, as well as their share ownership requirements. The term “non-executive directors” in this Circular refers to those directors who are not officers or employees of the Company.

The Compensation Committee oversees director compensation. Compensation for our non-executive directors is periodically reviewed to ensure that pay levels support the attraction and retention of highly qualified and diverse board members and are commensurate with the demands of non-executive directors at a company of Barrick’s size, scope, and complexity. The Compensation Committee periodically considers benchmarking data from Barrick’s Global Peer Group and data from other international mining and general industry companies, with a particular focus on those in Canada and the United States.

To facilitate the transition of the Chairman effective February 13, 2024, the Compensation Committee also reviewed benchmarking data for independent board chair roles from Barrick’s Global Peer Group, as well as data from other large international mining and general industry companies, with a particular focus on those listed on the TSX 60 and the S&P 500. Additional factors considered include a meaningful reduction in compensation commensurate with a more traditional board chair role, compensation paid to Barrick’s former chairman, and current fees paid to non-executive directors. Following this review, the Compensation Committee recommended, and the Board approved, an annual retainer of $1.1 million effective February 13, 2024 for the Chairman, representing a material 56% reduction of $1.4 million from the $2.5 million annual base salary paid to him in his former capacity as Executive Chairman.

Non-Executive Director Compensation Structure

Each non-executive director, including the Chairman, receives annual compensation as shown in the table below, which covers their responsibilities, attendance, and work performed during the year. Retainers are paid in four installments following the end of each quarter of service as a Board member. All directors except for the Chairman are required to receive at least $175,000 (approximately 64%) of their annual retainer in the form of DSUs, with the option to elect to receive up to 100% of their annual retainer in DSUs or in cash to purchase Barrick Shares that cannot be sold, transferred, or otherwise disposed of until the director leaves the Board. The Chairman receives the annual retainer entirely in cash in recognition of his already significant shareholding position.

The Lead Director and the chairs and members of the Board’s standing committees each receive an additional fee due to the workload and broad responsibilities of these positions. These additional fees are paid quarterly in cash. There are no additional meeting fees. Non-executive directors do not receive any long-term incentive compensation or pension benefits. Directors who are officers of the Company, including the President and Chief Executive Officer, do not receive any compensation for their services as directors.

Type of Fee	Amount
Annual Retainer Chairman Non-Executive Director	$1,100,000 $275,000
Additional Committee and Other Fees: Audit & Risk Committee Chairperson Member	$40,000 $20,000
Compensation Committee Chairperson Member	$40,000 $20,000
ESG & Nominating Committee Chairperson Member	$25,000 $15,000
Lead Director	$50,000
Meeting Fees	N/A

Barrick Gold Corporation | 2025 Circular	33

Non-Executive Director Equity Awards

Deferred Share Unit Plan

Since 2004, DSUs have been the only form of equity awards granted to non-executive directors. Each DSU is a share unit that is equal in value to a Barrick Share and is fully vested upon grant, but is not paid out until the director leaves the Board. Following a director’s departure from the Board, the director may elect, at any time up to the end of the applicable calendar year, to have his or her DSUs redeemed for cash based on the value of Barrick Shares on a redemption date subsequent to his or her notice of resignation from the Board.

Director Stock Options

Non-executive directors of the Company have not received options since 2003. The Stock Option Plan (2004) (the 2004 Plan) specifically excludes non-executive directors from receiving options under the 2004 Plan. No current director of the Company owns any options.

Director Share Ownership Requirements

In order to drive emotional and financial ownership among our directors, Barrick requires directors to own Barrick Shares and/or DSUs having a minimum value established by the Board. Barrick Shares held in trust are counted towards the fulfillment of the minimum share ownership requirement. The minimum share ownership requirements are as follows:

•	Chairman: The Chairman is required to hold at least three times his annual Board retainer worth of Barrick Shares and/or DSUs.

•

Non-executive directors: Each non-executive director is required to hold at least three times his or her annual Board retainer worth of Barrick Shares and/or DSUs and has five years from the date of his or her initial election or appointment to fulfill the share ownership requirement.

The minimum share ownership requirement for the Chairman and non-executive directors is evaluated annually on December 31 and is subject to a grace period whereby if the market value of a director’s equity interest in the Company falls below the minimum share ownership requirement due to a significant decrease in the price of Barrick Shares, such director will have two years from the end of the fiscal quarter in which the value first fell below the minimum requirement to once again meet the requirement.

As at December 31, 2024, except as set out below, all of the directors have met their share ownership requirements:

•	Ms. Kabagambe, who was appointed to the Board in November 2020, has until November 4, 2025 to meet her share ownership requirement;

•	Ms. Cai, who was appointed to the Board in November 2021, has until November 3, 2026 to meet her share ownership requirement; and

•	Ms. Costantini, who was appointed to the Board in November 2022, has until November 2, 2027 to meet her share ownership requirement.

34	Barrick Gold Corporation | 2025 Circular

The following table provides details of the share ownership of our directors, other than Dr. Bristow, whose share ownership requirements are disclosed under “2024 Compensation of Named Executive Officers – Managing Compensation Risks – NEO Share Ownership Requirements” beginning on page 67.

Share Ownership of Directors

Name	Date	Value of Barrick Shares (# of Barrick Shares)	Value of DSUs (# of DSUs)	Total Value of Barrick Shares and DSUs(1) (# of Barrick Shares and DSUs)	Value as Multiple of Retainer or Salary as at December 31, 2024	Share Ownership Requirement Met as at December 31, 2024 (✓)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
John L. Thornton(2)	December 31, 2024	$42,502,969 (2,742,127)	$20,321 (1,311)	$42,523,289 (2,743,438)	38.7x	✓
	March 1, 2025	$48,672,754 (2,742,127)	$23,270 (1,311)	$48,696,025 (2,743,438)
Helen Cai	December 31, 2024	Nil (Nil)	$802,823 (51,795)	$802,823 (51,795)	2.9x	N/A
	March 1, 2025	Nil (Nil)	$919,361 (51,795)	$919,361 (51,795)
Christopher L. Coleman(3)	December 31, 2024	Nil (Nil)	$1,496,293 (96,535)	$1,496,293 (96,535)	5.4x	✓
	March 1, 2025	Nil (Nil)	$1,713,496 (96,535)	$1,713,496 (96,535)
Isela A. Costantini	December 31, 2024	Nil (Nil)	$555,598 (35,845)	$555,598 (35,845)	2.0x	N/A
	March 1, 2025	Nil (Nil)	$636,249 (35,845)	$636,249 (35,845)
Brian L. Greenspun	December 31, 2024	$483,368 (31,185)	$2,378,878 (153,476)	$2,862,246 (184,661)	10.4x	✓
	March 1, 2025	$553,534 (31,185)	$2,724,199 (153,476)	$3,277,733 (184,661)
J. Brett Harvey	December 31, 2024	$452,213 (29,175)	$3,314,536 (213,841)	$3,766,748 (243,016)	13.7x	✓
	March 1, 2025	$517,856 (29,175)	$3,795,678 (213,841)	$4,313,534 (243,016)
Anne N. Kabagambe	December 31, 2024	$90,613 (5,846)	$660,440 (42,609)	$751,053 (48,455)	2.7x	N/A
	March 1, 2025	$103,767 (5,846)	$756,310 (42,609)	$860,076 (48,455)
Andrew J. Quinn(3)	December 31, 2024	$77,500 (5,000)	$1,496,293 (96,535)	$1,573,793 (101,535)	5.7x	✓
	March 1, 2025	$88,750 (5,000)	$1,713,496 (96,535)	$1,802,246 (101,535)
Loreto Silva	December 31, 2024	Nil (Nil)	$1,111,087 (71,683)	$1,111,087 (71,683)	4.0x	✓
	March 1, 2025	Nil (Nil)	$1,272,373 (71,683)	$1,272,373 (71,683)

(1)

The values of Barrick Shares and DSUs are based on the closing price of Barrick Shares on the NYSE as at December 31, 2024 ($15.50), and February 28, 2025 ($17.75), the last trading day prior to March 1, 2025.

(2)

Mr. Thornton’s share ownership was assessed as a multiple of his 2024 $1,100,000 annual retainer. As at March 1, 2025, Mr. Thornton owns 2,006,140 Barrick Shares directly and 59,970 Barrick Shares indirectly through a Rollover IRA. Mr. Thornton also exercises control or direction over 240,565 Barrick Shares held in the names of his wife and children. In addition, 453,452 Barrick Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Barrick Shares held in trust.

(3)	Messrs. Coleman and Quinn will retire from the Board at the Meeting.

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Director Compensation Summary for 2024

The following table provides details of the compensation for Barrick’s directors during 2024, other than Dr. Bristow, whose compensation is disclosed in “2024 Compensation of Named Executive Officers – Summary Compensation Table” on page 72 and who received no additional compensation as a result of his service as a director of Barrick.

Director Compensation Table for the Year Ended December 31, 2024(1)

Name	2024 Committee Memberships	Fees Earned(2)	Share-Based Awards(2)	Option-Based Awards	All Other Compensation	Total Compensation
(a)	(b)	(c)	(d)	(e)	(f)	(g)

John L. Thornton(3)	Chairman	$966,810	Nil	Nil	$468,390	$1,435,200

Helen Cai(4)	Audit & Risk; Compensation	$40,000	$275,000	Nil	Nil	$315,000

Christopher L. Coleman(5)	Compensation; ESG&N	$47,120	$275,000	Nil	Nil	$322,120

Isela A. Costantini(6)	Compensation (Chair)	$27,880	$275,000	Nil	Nil	$302,880

J. Michael Evans(7)	Audit & Risk	$28,503	$68,750	Nil	Nil	$97,253

Brian L. Greenspun(8)	ESG&N (Chair); Compensation	$38,940	$275,000	Nil	Nil	$313,940

J. Brett Harvey(9)	Lead Director; ESG&N; Audit & Risk; Compensation	$123,179	$275,000	Nil	Nil	$398,179

Anne N. Kabagambe(10)	Audit & Risk; ESG&N	$135,000	$175,000	Nil	Nil	$310,000

Andrew J. Quinn(11)	Audit & Risk	$20,000	$275,000	Nil	Nil	$295,000

Loreto Silva(12)	Audit & Risk (Chair); ESG&N	$30,761	$275,000	Nil	Nil	$305,761

(1)	Compensation for non-executive directors is paid in U.S. dollars.

(2)

Figures shown in the Fees Earned column reflect the portion of the annual retainer paid in the form of cash, as well as additional retainers paid to certain directors in cash, as described in “Non-Executive Director Compensation Structure” on page 33. Figures in the Share-Based Awards column reflect the portion of the annual retainer paid in the form of DSUs. For 2024, Ms. Cai, Costantini, and Silva and Messrs. Coleman, Evans, Greenspun, Harvey, and Quinn elected to receive 100% of the director retainer in DSUs. Ms. Kabagambe elected to receive the mandated portion of the director retainer in DSUs, equivalent to approximately 64%. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2024” table on page 38 for the total value realized upon vesting of the DSUs awarded to directors for their services as directors for 2024.

(3)

Mr. Thornton transitioned from Executive Chairman to Chairman on February 13, 2024. Pursuant to the legacy Executive Chairman compensation arrangement and as disclosed under “All Other Compensation”, he received a prorated salary of $307,692, a pension contribution equal to $43,750, and benefits and perquisites of $116,948 for his role as Executive Chairman from January 1, 2024 to February 13, 2024. In 2024, benefits and perquisites included accidental death and dismemberment coverage, executive disability premiums, group health benefits, and a club membership. He received a prorated annual retainer of $966,810 for his role as Chairman following the transition from February 13, 2024 to December 31, 2024, as disclosed under the Fees Earned column.

(4)	Ms. Cai received a fee of $20,000 for her membership on the Compensation Committee and $20,000 for her membership on the Audit & Risk Committee.

(5)

Mr. Coleman received a prorated fee of $24,239 for his role as former Chair of the Compensation Committee from January 1, 2024 to August 8, 2024, a prorated fee of $7,880 for his membership on the Compensation Committee from August 9, 2024 to December 31, 2024, and a fee of $15,000 for his membership on the ESG & Nominating Committee. Mr. Coleman will retire from the Board at the Meeting.

(6)

Ms. Costantini received a prorated fee of $15,761 for her role as the Chair of the Compensation Committee from August 9, 2024 to December 31, 2024, and a prorated fee of $12,120 for her membership on the Compensation Committee from January 1, 2024 to August 8, 2024.

(7)

Mr. Evans retired from the Board on April 30, 2024. He received $90,659 of the annual retainer related to his services as director of the Board from January 1, 2024 to April 30, 2024, of which $21,909 was paid in cash upon his retirement from the Board. He received a prorated fee of $6,593 for his membership on the Audit & Risk Committee from January 1, 2024 to April 30, 2024.

(8)

Mr. Greenspun received a prorated fee of $9,851 for his role as the Chair of the ESG & Nominating Committee from August 9, 2024 to December 31, 2024, a prorated fee of $9,090 for his membership on the ESG & Nominating Committee from January 1, 2024 to August 8, 2024, and $20,000 for his membership on the Compensation Committee.

(9)

Mr. Harvey received a prorated fee of $24,239 for his role as former Chair of the Audit & Risk Committee from January 1, 2024 to August 8, 2024 and a prorated fee of $15,150 for his former role as Acting Chair of the ESG & Nominating Committee from January 1, 2024 to August 8, 2024. He received a prorated fee of $7,880 for his membership on the Audit & Risk Committee from August 9, 2024 to December 31, 2024, a fee of $20,000 for his membership on the Compensation Committee, a prorated fee of $5,910 for his membership on the ESG & Nominating Committee from August 9, 2024 to December 31, 2024. He also received a fee of $50,000 for his role as the Lead Director.

(10)	Ms. Kabagambe received a fee of $20,000 for her membership on the Audit & Risk Committee, and a fee of $15,000 for her membership on the ESG & Nominating Committee.

(11)	Mr. Quinn received a fee of $20,000 for his membership on the Audit & Risk Committee. Mr. Quinn will retire from the Board at the Meeting.

(12)

Ms. Silva received a prorated fee of $15,761 for her role as Chair of the Audit & Risk Committee from August 9, 2024 to December 31, 2024 and a fee of $15,000 for her membership on the ESG & Nominating Committee.

36	Barrick Gold Corporation | 2025 Circular

Aggregate Option Exercises During Financial Year Ended December 31, 2024

None of our directors have outstanding stock options.

Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2024

The following table provides information for all unvested share-based awards and all option awards outstanding as at December 31, 2024 for directors other than Dr. Bristow, whose awards are disclosed in “2024 Compensation of Named Executive Officers – Incentive Plan Award Tables – Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2024” on page 75.

	Option Awards				Share-Based Awards(1)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-Money Options or Similar Instruments	Number of Shares or Units That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

John L. Thornton(3)	Nil				Nil	Nil	$20,321

Helen Cai	Nil				Nil	Nil	$802,823

Christopher L. Coleman(4)	Nil				Nil	Nil	$1,496,293

Isela A. Costantini	Nil				Nil	Nil	$555,598

J. Michael Evans(5)	Nil				Nil	Nil	Nil

Brian L. Greenspun	Nil				Nil	Nil	$2,378,878

J. Brett Harvey	Nil				Nil	Nil	$3,314,536

Anne N. Kabagambe	Nil				Nil	Nil	$660,440

Andrew J. Quinn(4)	Nil				Nil	Nil	$1,496,293

Loreto Silva	Nil				Nil	Nil	$1,111,087

(1)

Non-executive directors are awarded DSUs which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2024” table on the next page for information on the DSUs awarded to directors in 2024.

(2)

The amounts shown in column (h) are the value of the total number of DSUs held by each director as at December 31, 2024, multiplied by the closing price of Barrick Shares on the NYSE on December 31, 2024 ($15.50).

(3)

Mr. Thornton’s vested share-based awards that have yet to be paid out or distributed include 1,059 DSUs and 252 DSU dividend equivalents that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012.

(4)	Messrs. Coleman and Quinn will retire from the Board at the Meeting.

(5)	Mr. Evans retired from the Board on April 30, 2024.

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Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2024

The following table provides information for each of the directors, other than Dr. Bristow, whose awards are disclosed in “2024 Compensation of Named Executive Officers – Incentive Plan Award Tables – Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2024” on page 76, on the value realized upon vesting of share-based awards during the year ended December 31, 2024.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (d)

John L. Thornton(3)	Nil	$517	Nil

Helen Cai(4)	Nil	$291,443	Nil

Christopher L. Coleman(5)	Nil	$309,086	Nil

Isela A. Costantini(6)	Nil	$285,153	Nil

J. Michael Evans(7)	Nil	$84,604	Nil

Brian L. Greenspun(8)	Nil	$331,541	Nil

J. Brett Harvey(9	Nil	$355,346	Nil

Anne N. Kabagambe(10)	Nil	$189,268	Nil

Andrew J. Quinn(11)	Nil	$309,086	Nil

Loreto Silva(12)	Nil	$299,285	Nil

(1)	No directors had outstanding options as at December 31, 2024.

(2)

For all directors except Mr. Thornton, the figures shown represent all DSUs awarded that vested in 2024. In 2024, Ms. Cai, Costantini, and Silva and Messrs. Coleman, Evans, Greenspun, Harvey, and Quinn elected to receive 100% of the director retainer in DSUs. Ms. Kabagambe elected to receive the mandated portion of the director retainer in DSUs, equivalent to approximately 64%. For Mr. Thornton, the figure shown reflects the DSU dividend equivalents credited to his account based on the DSUs that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. Because DSUs vest immediately upon issuance, the value of DSUs that vested in 2024 is determined by multiplying the number of DSUs issued to each director in the year by the closing price of Barrick Shares on the NYSE on the applicable date of issuance.

(3)	Mr. Thornton’s share-based awards include 30 DSU dividend equivalents.

(4)	Ms. Cai’s share-based awards include 16,257 DSUs and 957 DSU dividend equivalents.

(5)	Mr. Coleman’s share-based awards include 16,257 DSUs and 1,989 DSU dividend equivalents. Mr. Coleman will retire from the Board at the Meeting.

(6)	Ms. Costantini’s share-based awards include 16,257 DSUs and 588 DSU dividend equivalents.

(7)	Mr. Evans retired from the Board on April 30, 2024. Mr. Evans’ share-based awards include 4,385 DSUs and 1,107 DSU dividend equivalents.

(8)	Mr. Greenspun’s share-based awards include 16,257 DSUs and 3,302 DSU dividend equivalents.

(9)	Mr. Harvey’s share-based awards include 16,257 DSUs and 4,695 DSU dividend equivalents.

(10)	Ms. Kabagambe’s share-based awards include 10,345 DSUs and 832 DSU dividend equivalents.

(11)	Mr. Quinn’s share-based awards include 16,257 DSUs and 1,989 DSU dividend equivalents. Mr. Quinn will retire from the Board at the Meeting.

(12)	Ms. Silva’s share-based awards include 16,257 DSUs and 1,415 DSU dividend equivalents.

38	Barrick Gold Corporation | 2025 Circular

Compensation Discussion & Analysis

The Board recommends a vote FOR the approval of the advisory vote on executive compensation.

An authentic partnership culture is Barrick’s most distinctive and sustainable competitive advantage. We are a Company of Owners who take responsibility, hold each other accountable, work with a sense of urgency, and always seek to improve.

Overview of our Executive Compensation Program

Compensation at Barrick rewards execution of our over-arching vision: to be the world’s most valued gold and copper mining business by finding, developing, and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. In keeping with our partnership culture, we have created a compensation system in consultation with our shareholders that is designed to drive deep emotional and financial ownership among our NEOs, now and over the long-term. This has helped reinvigorate the partnership culture that drove Barrick’s early success. Our leaders are not merely aligned with owners – they are owners. Our executive compensation framework has been designed with input gained from extensive annual consultation with our shareholders since 2014. Key highlights of our compensation system and how it supports our partnership culture are summarized below:

✓	A significant portion of executive compensation is long-term in nature, in the form of Barrick Shares or units that convert into Barrick Shares.

✓	Leaders are subject to market-leading share ownership requirements.

✓	Performance is evaluated based on short-term and long-term measures chosen to drive the highest levels of performance and execution.

✓	We aim to attract, retain, and motivate exceptional talent.

The following sections provide an overview of our approach to compensation for our 2024 “Named Executive Officers” (NEOs), including further refinements to the API Scorecard made in response to shareholder feedback during 2024, the compensation decisions that we made based on performance, as well as the processes and safeguards we have in place to ensure that our compensation programs do not encourage unnecessary and excessive risk-taking.

2024 Compensation of Named Executive Officers

Our NEOs participate in Barrick’s Partnership Plan, which provides eligibility for the Annual Performance Incentive (API) Program, the PGSU Plan, and the Partner Change in Control Severance Plan (Change in Control Plan). Our NEOs are also subject to market-leading share ownership requirements, which reflects a deep commitment to long-term ownership at the heart of our partnership culture.

2024 Named Executive Officers

This Circular reports the compensation paid to our NEOs in 2024:

D. Mark Bristow	President and Chief Executive Officer

Graham P. Shuttleworth	Senior Executive Vice-President, Chief Financial Officer

Kevin J. Thomson	Senior Executive Vice-President, Strategic Matters

Mark F. Hill	Chief Operating Officer, Latin America and Asia Pacific

Sebastiaan Bock	Chief Operating Officer, Africa and Middle East

Why Should Shareholders Approve Our Say on Pay?

Barrick’s executive compensation framework is an integral part of the Company’s strategy and our employee value proposition. Our distinctive executive compensation framework is uniquely tailored to support our partnership culture and was designed with input gained from extensive annual consultation with our shareholders since 2014.

We have continued to evolve our executive compensation framework since the Merger to ensure we reward growth and the strategic foundations required to build a long-term sustainable business. Our executive compensation program aligns our incentive compensation outcomes with short- and long-term performance and delivers a meaningful portion of overall pay in the long-term to reward a consistent management focus on long-term value creation. In line with our pay for performance philosophy, the performance measures for our API Program and Long-Term Company Scorecard were selected to drive our differentiated strategy. Our 2024 compensation decisions reflect our continued strategic progress, sustainability achievements, compensation relative to prior years,

Barrick Gold Corporation | 2025 Circular	39

and shareholder feedback, including the results of our 2024 advisory Say on Pay vote of 72.4% and feedback received from discussions throughout 2024 with significant shareholders representing approximately 34% of the issued and outstanding Barrick Shares (as of December 31, 2024).

What we heard	2024 compensation decisions

The individual components of the API Scorecards are weighted too heavily, and a greater emphasis should be placed on quantifiable, company-wide measures

•   Commitment to reduce weighting of the individual component from 70% to 30% by 2025. Individual component was reduced to 50% in 2024 as a transitionary step

•   Commitment to increase weighting of company-wide measures from 30% to 70% by 2025. Company-wide performance will be assessed based on ESG, Production, and Cost measures, which is aligned with the short-term incentive scorecard measures applicable to eligible individuals who do not participate in Barrick’s Partnership Plan

There needs to be greater transparency on how fatalities are factored into pay outcomes

•   Nothing is more important to us than the health, safety, and well-being of our people. Our safety performance is holistically assessed through our API and LTI Scorecards, with measures including TRIFR, zero fatalities, and progress against our Journey to Zero Roadmap to injury free workdays

•   In 2024, we increased the Safety weighting from 5% to 10% in the API Scorecard, with 5% based on LTIFR and the remaining 5% to be paid out only if there are no fatalities. There was no payout for the fatalities component in 2024. The Safety weighting remains under review for 2025

•   The Sustainability Scorecard, which accounts for 20% of the overall Long-Term Company Scorecard, includes a “Zero Fatalities” measure, with zero achievement in 2024 due to the 3 fatalities recorded. Despite our notable progress towards achieving our sustainability vision, the overall Sustainability Scorecard result was adjusted from 100% (for Grade A achievement) to 80% in light of the fatalities recorded over the past three years

Pay should be better aligned to the shareholder experience

•   100% of all incentive compensation is tied to performance, with 35% directly tied to our relative TSR performance since 2023

•   Since 2019, we have returned $5.9 billion to shareholders in the form of dividends, returns of capital, and share buybacks. Total NEO compensation was $218.4 million over the same period (3.7% of the aggregate amount returned to shareholders)

•   2024 total NEO compensation decreased by 23% from 2019 levels, compared to a TSR of -4.5% on the NYSE over the same period

•   We are a Company of Owners who are financially invested in Barrick’s success, which is reflected in the breadth and depth of share ownership across the Company. As of March 1, 2025, NEOs (including the President and Chief Executive Officer) held over 8.1 million Barrick Shares worth more than $144 million, and the Board (excluding the President and Chief Executive Officer) held over 2.8 million Barrick Shares worth more than $49 million

Base Salary

Base salaries are determined based on the scope of individual responsibilities, skills, and performance. The Compensation Committee annually reviews the base salaries of our NEOs to ensure they remain competitive relative to roles of similar size and scope of responsibilities.

A review of base salaries was conducted in 2024, which considered internal equity and market competitiveness in the context of our increasingly international executive team. Following this review, the President and Chief Executive Officer recommended, and the Compensation Committee approved, an increase in the base salary for our Chief Operating Officer, Africa and Middle East to $550,000 per annum effective January 1, 2024. Effective January 1, 2025, his salary increased to $575,000 per annum.

There were no base salary adjustments for any other NEOs.

Annual Performance Incentive Program

The API Program is a key component of our Partnership Plan, originally designed in 2014 to incentivize a strong individual focus on the execution of our strategic priorities. For our Partners (including our NEOs), the maximum API opportunity is capped at 150% – 300% of base salary (depending on role). API payouts are generally delivered in cash, unless otherwise determined by the Compensation Committee. Consistent with our pay-for-performance philosophy, there are no API awards for below threshold performance and maximum API awards will only be made in cases of demonstrably superior performance across all performance categories.

The API Scorecards were redesigned in 2023 to reinforce a shared responsibility for meeting our production, cost, safety, and environmental targets, including for our Journey to Zero focus. Performance measures include ESG, Production, and Costs, consistent with those included in the short-term incentive scorecard measures applicable to the rest of the organization, as well as

40	Barrick Gold Corporation | 2025 Circular

individually tailored measures reflecting strategic and operational commitments. Performance for these measures is assessed at the Company level, or in the case of the Regional COOs, at the Company and regional levels (weighted equally as relevant) to reinforce line of sight to performance.

In 2024, the Compensation Committee continued to refine the API Program to build upon the reforms adopted in 2023 and further enhance the link between pay and performance based on pre-established, objective, and measurable goals, including a greater emphasis on our safety performance. This ongoing process considered the relative weighting between Company and individual measures on compensation outcomes, the practices of our Global Peer Group, and shareholder feedback. Following this review, and in recognition of feedback from shareholders, the Compensation Committee approved a two-step reduction to the weighting of the individual component (tied to tailored Strategic Priorities) from 70% to 30% by 2025, with a reduction to 50% in 2024 as a transitionary step. Accordingly, for 2024, the weighting of the company-wide performance component (ESG, Production, and Costs) was commensurately increased from 30% in 2023 to 50% in 2024, and will be further increased to 70% in 2025. In addition, the Safety weighting was increased from 5% to 10% in 2024 to further drive our Journey to Zero focus. See “2024 Performance Considerations for NEOs – 2024 Annual Performance Incentive Considerations” on page 50 for an overview of the 2024 API Scorecard applicable to the NEOs.

The Compensation Committee believes this enhanced API performance framework maintains a strong focus on the deliberate execution of our Strategic Priorities linked to our annual business plan and reinforces a collective focus on Company and regional performance against operational key performance indicators. The Compensation Committee also believes that the introduction of Company-wide and regional measures meaningfully recognizes shareholders’ views while maintaining the focus on individual contributions and our short-term strategic objectives, and enhances the alignment of API payouts with Company performance.

We review our business plan at the beginning of each year to develop target performance ranges. The 2024 targets and ranges for the ESG, Production, and Cost measures, consistent with those applied to the rest of the organization, were approved by the Compensation Committee. Strategic Priorities for our NEOs, other than the President and Chief Executive Officer, were developed in consultation with the President and Chief Executive Officer to reflect individual scope and accountability. Strategic Priorities for the President and Chief Executive Officer were developed in consultation with the Chairman and the Lead Director.

Performance against the Strategic Priorities measures for our NEOs, other than the President and Chief Executive Officer, was holistically evaluated by the President and Chief Executive Officer at the end of the year. Performance against the Strategic Priorities for the President and Chief Executive Officer was holistically evaluated by the Chairman, with input from the Lead Director. For the Strategic Priorities component, an overall rating from zero to five was assigned to allow for performance-based differentiation. The rating was then converted to a percentage ranging from 0% (minimum) to 100% (maximum), which is multiplied by 50% of the API Opportunity for each of our NEOs to determine payouts. Performance for the ESG, Production, and Costs measures was reviewed by the Compensation Committee against the applicable performance ranges to determine payouts for the remaining 50% of the API Opportunity. Performance was linearly interpolated between threshold and maximum performance levels to determine payouts.

The Compensation Committee determined the 2024 API awards for our NEOs using the following payout formula:

The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the independent directors of the Board a different payout from the value determined by the API Scorecards. The Compensation Committee may also make adjustments to the performance measures in each API Scorecard to reflect significant one-time items which occur during the performance period. Any such adjustments will be fully disclosed in our information circular each year. It is possible to receive no annual payout based on API Scorecard performance. API recommendations are considered by the Compensation Committee at the end of each year and decisions are generally made in February after the end of each year, once audited financial statements are approved by the Board.

See “2024 Performance Considerations for NEOs – 2024 Annual Performance Incentive Considerations” for detailed pay and performance highlights for our NEOs.

Performance Granted Share Units (PGSUs)

The cornerstone of our Partnership Plan is the innovative PGSU Plan, which was introduced in 2015 to ensure our NEOs and other Partnership Plan participants are financially and emotionally invested in Barrick’s long-term success. NEOs receive 100% of any annual LTI earned based on performance, in the form of PGSUs, which are share-based units that convert into Barrick Shares upon vesting. PGSUs, even after they convert to Barrick Shares, are subject to further holding requirements.

Barrick Gold Corporation | 2025 Circular	41

Each year, PGSUs are awarded based on the Compensation Committee’s multi-year assessment of the Company’s performance against our Long-Term Company Scorecard, which includes financial and non-financial metrics. These metrics were thoroughly reviewed in 2023, ahead of the fifth anniversary of Barrick’s transformational Merger with Randgold, to ensure alignment with the Company’s long-term strategy. The review also considered the drivers of our long-term growth, shareholder feedback, and how our peers define and measure long-term success.

We review the Long-Term Company Scorecard against our strategic plan and investor guidance to ensure that performance measures support the execution of our strategy. Target ranges for performance measures are reviewed annually and set based on stretch levels of performance that reflect Barrick’s life of mine plans and strategy, shareholder expectations, and the competitive environment. See “2024 Performance Considerations for NEOs – 2024 Long-Term Company Scorecard (for 2024 PGSU Awards)” on page 44 for the results of the 2024 Long-Term Company Scorecard.

The Compensation Committee determined the 2024 PGSUs for our NEOs using the following payout formula. The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the Board that an NEO receive a different payout from the value determined by the Long-Term Company Scorecard. Maximum LTI awards will only be granted in cases of sustained long-term superior performance across all scorecard categories, and it is possible to receive no annual award of PGSUs based on Long-Term Company Scorecard performance.

Illustrative Life Cycle of PGSUs

The following diagram illustrates the life cycle of PGSUs, from grant to payout, following termination of employment or retirement. PGSU awards granted in February 2025 in respect of 2024 were determined using the 2024 Long-Term Company Scorecard. PGSUs vest in one-third increments over 33 months. The key characteristics of the PGSU awards are included in Schedule C of this Circular. See “2024 Performance Considerations for NEOs – 2024 Long-Term Company Scorecard (for 2024 PGSU Awards)” on page 44 for the results of the 2024 Long-Term Company Scorecard.

Compensation Committee evaluates performance against Long-Term Company Scorecard	Compensation Committee determines PGSU grants based on Long-Term Company Scorecard performance	After PGSUs vest, Barrick Shares are purchased in the market by a third-party administrator on behalf of each Partner	Partners can realize cash value from unvested PGSU awards or sale of Restricted Shares once restrictions lapse

The Compensation Committee takes a multi-year lens when assessing Barrick’s performance against the Long-Term Company Scorecard to ensure that Partners are only rewarded for sustainable performance and shareholder value creation.

A three-year performance period applies for financial measures. Historical trending performance will be considered for other strategic measures.

The Compensation Committee determines PGSU grants using the Long-Term Company Scorecard result.

The dollar value of each PGSU grant is determined by multiplying the Long-Term Company Scorecard result and the LTI Opportunity, which varies by Partner from three to six times base salary, depending on position and level of responsibility.

The number of PGSUs granted is determined by dividing the dollar value of the PGSU award, by the volume weighted average price (VWAP) of Barrick Shares for

PGSUs vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period).

The total number of PGSUs vesting would include the initial grant, plus dividends accrued during the vesting period. At vesting, the value of the PGSUs is equal to the closing price of Barrick Shares on the vesting date multiplied by the number of PGSUs

Generally, when a Partner leaves the Company, all or a portion of unvested PGSUs will be forfeited except in the event of retirement at or above the age of 60, death or disability, or a double trigger Change in Control.

Restrictions on Restricted Shares will generally lapse and cease to apply when a Partner leaves the Company, provided that the Partner does not resign or retire from the Company to join, or provide services to, a defined

42	Barrick Gold Corporation | 2025 Circular

Compensation Committee evaluates performance against Long-Term Company Scorecard	Compensation Committee determines PGSU grants based on Long-Term Company Scorecard performance	After PGSUs vest, Barrick Shares are purchased in the market by a third-party administrator on behalf of each Partner	Partners can realize cash value from unvested PGSU awards or sale of Restricted Shares once restrictions lapse

Based on its assessment, the Compensation Committee assigns an overall score, which can range from 0% to 100%.	the five trading days prior to the grant date or, if the grant date occurs during a Blackout Period, the VWAP for the five trading days following the Blackout Period.

having vested. The after-tax proceeds of
the vested PGSUs are then used by a
third-party administrative agent to
purchase Barrick Shares on the open
market, on behalf of the Partner.

Barrick Shares purchased upon the vesting
of PGSUs (Restricted Shares) cannot be
sold until the Partner meets his or her share
ownership requirement (in which case only
those Barrick Shares in excess of the
requirement can be sold), or until the
Partner retires or leaves the Company.
Partners are required to retain at least 50%
of their share ownership requirement in
actual Barrick Shares. Partners receive
dividends on their Restricted Shares in cash,
when and as declared.

competitor, or is not terminated for
cause.

When a Partner resigns or retires
from the Company to join, or
provide services to, a defined
competitor, or is terminated for
cause, unvested PGSU awards
will be forfeited and restrictions on
Restricted Shares will lapse in
three tranches (50% on
termination or retirement and 25%
on each of the first and second
anniversary of termination or
retirement).

All PGSUs, including converted Barrick Shares upon vesting, are subject to Barrick’s Clawback Policy and Executive Officer Recovery Policy. See “Managing Compensation Risks – Clawback Policy and Executive Officer Recovery Policy” on page 66 and “Managing Compensation Risks – NEO Share Ownership Requirements” on page 67 for further details.

Restricted Share Units

RSUs may be awarded to newly-hired officers in recognition of forfeited compensation upon joining Barrick or may be granted from time to time in recognition of a promotion, long-term retention, or other needs as deemed appropriate by the Compensation Committee. RSUs vest up to three years from the date of grant (as specified by the Compensation Committee at the time of the grant) and are settled in After-Tax Shares unless otherwise determined by the Compensation Committee. RSUs are granted on a case-by-case basis.

In 2018, the RSU Plan was amended and renamed the Long-Term Incentive Plan. Among other things, the Long-Term Incentive Plan provides the Compensation Committee with the flexibility to grant LTI in the form of After-Tax Shares. The key characteristics of unvested RSU awards are described in Schedule D of the Circular.

Previous Compensation Policies and Arrangements that Continue to Apply

Stock Options and Deferred Cash Awards

We no longer grant stock options or deferred cash awards (including cash-settled RSUs) for executive compensation purposes, to further underscore long-term ownership as the basis of our LTI awards. None of the NEOs have outstanding stock options.

Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer

In February 2019, in connection with the annual grant process, PGSUs were awarded to the President and Chief Executive Officer to reflect his pivotal role in the Merger, the importance of his continued leadership to ensure a seamless integration of Barrick and Randgold, and his vision to transform Barrick into the world’s most valued gold and copper mining business. The Senior Executive Vice-President, Chief Financial Officer also received a PGSU award in February 2019.

As described in our 2020 Information Circular, these PGSU awards were restructured in 2020, with one-third of the original awards retained and two-thirds restructured as RSU grants that were approved by the Compensation Committee and the Board in February 2021. As mutually determined by the Compensation Committee, the independent directors of the Board, the President and Chief Executive Officer, and the Senior Executive Vice-President, Chief Financial Officer, certain tranches of these RSU grants were forfeited or further restructured to (1) ensure strong alignment of compensation with the overall shareholder experience, and (2) extend the retention period for these key executives in line with the best interests of the Company and its shareholders. RSUs granted pursuant to these restructured retention awards (Restructured Retention RSU Awards) vest 33 months following the date of grant and upon vesting, the After-Tax Shares are subject to a holding period that precludes any sale of such After-Tax Shares until minimum share ownership requirements are met (in which case only the excess may be sold) or until retirement or departure from the Company.

The President and Chief Executive Officer does not have any outstanding Restructured Retention RSU Awards. The Senior Executive Vice-President, Chief Financial Officer has one outstanding tranche of Restructured Retention RSU Award which is due to vest in December 2025 and will remain subject to the holding requirements described above. No further Restructured Retention RSU Awards

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are currently contemplated. For more detailed information, please refer to the section titled “Restructured Retention Awards for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” in the 2023 Information Circular.

Other Executive Compensation Elements

Barrick Share Purchase Plan

The Barrick Share Purchase Plan (BSPP) allows our people to purchase Barrick Shares through payroll deduction and be rewarded for doing so by a matching Company purchase up to a value of $4,000 (Cdn $5,000) per year. The value of the matching Company purchase is reviewed annually and is subject to change from time to time. These matching Barrick Shares must be held until the earlier of five years from the date of purchase or departure from the Company.

Executive Retirement Plans

We administer two supplemental defined contribution Executive Retirement Plans that provide for annual employer contributions equal to 15% of each eligible officer’s annual earned salary and API, which accrue with interest until termination of employment (before the participant’s retirement date) or until retirement, as applicable. The accumulated contributions are paid to the eligible officer in cash upon termination or retirement, as applicable.

Currently, we administer one plan for officers based outside of the United States (including Canada) and another for officers primarily based in the United States.

In 2020, we undertook a review of our Executive Retirement Plans to ensure they are fit for purpose for our increasingly international executive team. Following our due diligence process, we determined that a Retirement Trust Scheme arrangement would be most appropriate for certain participants primarily residing outside of North America. Since 2021, employer contributions equal to 15% of annual earned salary and API for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer have been directed to the Retirement Trust Scheme. Since 2023, employer contributions equal to 15% of annual earned salary and API for the Chief Operating Officer, Latin America and Asia Pacific have been directed to the Retirement Trust Scheme.

All NEOs except for the Chief Operating Officer, Africa and Middle East participate in the Executive Retirement Plan or the Retirement Trust Scheme, as applicable, and do not receive employer contributions toward any other Barrick retirement plan. See page 76 for a detailed description of the Executive Retirement Plan and the Retirement Trust Scheme.

The Chief Operating Officer, Africa and Middle East receives an annual cash sum equivalent to 15% of annual earned salary and API in lieu of an executive pension arrangement due to low annual limits for pension contributions in South Africa.

Other Benefits and Perquisites

We provide competitive benefits and perquisites to our people. Barrick’s group benefits package for individuals who work full-time may include health, dental, life, disability, and accidental death and dismemberment (AD&D) coverage. Our executives, including our NEOs, may be eligible for additional benefits and perquisites which may include a car allowance, parking benefits, financial counselling, and executive medicals. Certain individuals are eligible for additional perquisites, including additional life, AD&D and long-term disability coverage, as well as ground and air transport.

Barrick is committed to ensuring that the best people are in the right positions throughout our global business. To facilitate this core commitment to retaining the best available talent regardless of borders, relocation support is provided to employees, including our executives, when they are relocated.

2024 Performance Considerations for NEOs

2024 Long-Term Company Scorecard (for 2024 PGSU Awards)

PGSU awards granted in February 2025 in respect of 2024 were determined using the 2024 Long-Term Company Scorecard, with 50% linked to returns and the remaining 50% linked to our growth strategy and commitment towards sustainability leadership. This Long-Term Company Scorecard is based entirely on company-wide measures. A three-year lookback performance period (2022 – 2024) applies to Relative TSR, ROCE, and Reserves Replacement to reward a longer term trend in our performance. Three-year performance for Relative TSR was assessed over 2022 to 2024 on a cumulative basis. Three-year trailing average performance was assessed for ROCE and Reserve Replacement based on performance in 2022, 2023 and 2024. 2024 and historical trending performance were assessed for the remaining measures.

For the 2024 PGSU awards, an overall score of 57.8% was achieved on the Long-Term Company Scorecard. As detailed below, this score reflects performance against each of the Returns, Growth, and Sustainability measures, as well as the Compensation

44	Barrick Gold Corporation | 2025 Circular

Committee’s discretionary adjustment to cap the score for the Sustainability measure at 80% of its maximum despite the achievement of a Grade A (which would have otherwise resulted in a full payout for this measure) due to the Company’s 2024 and three-year trending safety record. The 20% reduction applied to the scoring for the Sustainability measure further underscores Barrick’s commitment towards a zero-harm workplace and our responsibility as a safe operator.

Category	Long-Term Performance Measure	Weighting	Performance Period	Long-Term Performance Basis		Summary of Assessment (see accompanying narrative for further details)	Multi-year Outcome
				Threshold (25% payout)	Maximum (100% payout)

Returns	Relative TSR versus the constituent companies in the GDX(a)	35%	2022 – 2024	50th percentile	75th percentile	Relative TSR positioned at 28th percentile versus the GDX constituents	Nil
	Return on Capital Employed (ROCE)(b)	15%	2022 – 2024	10%	15%	2024: 17.9%; 3-year average ROCE(b)14.6%	14.1%

Growth	Reserve Replacement(c)	15%	2022 – 2024	3-year rolling average Reserve Replacement >75%	3-year rolling average Reserve Replacement >100%	2024: 1,279%; 3-year average Reserves Replacement of 535%(c)	15%
	Strategic Execution(d)	15%	2024 and year-over-year trending	Achievement of key priorities and milestones tracked to advance the execution of our strategy

$1,194 million in total returns to shareholders in 2024 including share buybacks; 20% increase in Operating Cash Flow to $4.5 billion and more than doubled free cash flow(e) to $1.3 billion compared to 2023; maintained focus on gold and copper growth opportunities across key regions, including in Côte D’Ivoire, Ecuador, Jamaica, Peru, Saudi Arabia and Tanzania; significant progress across various major growth projects including Fourmile, Lumwana Super Pit, and Reko Diq; received approval for the renewal of the Special Mining Lease for Bulyanhulu extending it for another 27 years;

continued focus on developing the next generation of talent with the new Barrick Academy and vocational programs launched in the Africa and Middle East region

							12.8%

Sustainability	ESG and License to Operate(f)	20%	2024 and year-over-year trending	Grade C or lower	Grade A	Grade A, but payout adjusted to 80% to reflect 2024 and 3-year trending fatalities	16%

2024 Long-Term Performance Outcome (of 100%)							57.8%

(a)

Relative TSR is assessed on a cumulative total return basis over the relevant performance period. Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. Relative TSR is calculated with one-month opening and closing averaging periods.

(b)

ROCE is a financial metric that measures profitability as a ratio to the capital base and is therefore a commonly used metric in the mining industry. The calculation of ROCE takes Adjusted EBITDA and divides it by an internal performance measure used to manage performance. ROCE measures return on capital employed by taking Adjusted EBIT (Adjusted EBITDA less depreciation) and dividing by the average capital employed. Adjusted EBITDA is disclosed on page 73 of the MD&A accompanying Barrick’s fourth quarter and full year 2024 financial statements. Capital employed is calculated as total assets exclusive of cash (adjusted for Construction in Progress and assets currently not being depreciated) net of total liabilities exclusive of debt. Construction in Progress and assets currently not being depreciated are disclosed in note 19a to the audited annual financial statements for the year ended December 31, 2024 and primarily relate to assets under construction at our operating mines as well as our development projects including Pascua-Lama, Norte Abierto and Reko Diq. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most recently comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

(c)

Reserves Replacement supports our long-term production forecast and growth profile and is calculated from the cumulative net change in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years divided by the cumulative depletion in attributable

Barrick Gold Corporation | 2025 Circular	45

reserves in gold equivalent ounces from the most recently completed year and the trailing two years (excluding attributable acquisitions and divestments). Gold equivalent ounces are calculated using the relevant reserve prices for each respective year. For further details, see “Other Information – Technical Information – Reserve Replacement” on page 94.

(d)

Successful strategy execution will be qualitatively assessed based on considerations such as: capital projects status and progress; ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted returns on invested capital and strategic focus; execution of plans to deliver free cash flow per share on a sustainable basis and to drive unit cost efficiencies throughout the business; application of fit-for-purpose processes to drive effective and efficient execution, including demonstrable actions taken to address critical issues facing the business; and achievement of important milestones for strategy execution. Strategic execution will also consider progress towards Barrick’s human capital priorities.

(e)

Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

(f)

Sustainability and license to operate will be assessed based on Barrick’s Sustainability Scorecard which includes quantitative and qualitative measures that track our performance against safety, social and economic development, human rights, environment (including climate), and governance and compliance indicators that are important to Barrick. The assessment will also consider our success in building and maintaining strong relationships with core stakeholders to maintain our license to operate around the world.

Financial Performance Measures (50% weighting)

Relative TSR (35% weighting, assessment: Nil):

Following the Compensation Committee’s thorough review of the Long-Term Company Scorecard in 2023 and taking shareholder feedback into account, we increased the weighting of relative TSR from 15% to 35% and updated the relative TSR peer group from the MSCI Metals & Mining Index to the GDX, which is our external benchmark for TSR performance, to enable a more direct performance comparison with other global gold companies with whom Barrick competes for investment capital. The GDX was used as the relative TSR benchmark for 2024 PGSU awards. The minimum level of performance required to qualify for an award for this measure is median performance, with upper quartile performance qualifying for a maximum award. Barrick’s relative TSR performance, positioned at the 28th percentile versus the constituents of the GDX, was below the minimum level of performance required to qualify for an award for this year. Based on an assessment of Barrick’s three-year TSR versus the performance range set at the beginning of the year, there is no payout for this metric.

Return on Capital Employed(1) (15% weighting, assessment: 94%):

To support our vision to be the world’s most valued gold and copper business and to reinforce our commitment towards delivering long-term and sustainable shareholder returns, ROCE(1) was introduced in 2023 to assess the returns generated as a percentage of our capital base, specifically capital allocated for our operating mines, and to reinforce a continued focus on the efficient use of capital and discipline in capital allocation decisions. Since the Merger, Barrick has made substantial progress in upgrading its portfolio of mines, driving improvements to operational profitability, and reallocating capital to only those projects that meet target returns and support the Company’s long-term investment filters. As a result, ROCE(1) performance has averaged at 14.6% over the past three years, which is near the top end of our long-term performance range of 10% - 15%. In consideration of the above, the payout for this metric is 94%.

Non-Financial Performance Measures (50% weighting)

Reserve Replacement (net of depletion) (15% weighting, assessment: 100%):

Barrick’s ability over time to replace and add to the gold ounces and copper pounds we mine reinforces our sustainability and our sector-leading production profile. Growth is organically embedded in our business and our track record of replacing reserves, combined with our partnership approach and our balance sheet strength to fund this growth, provides the confidence that we can deliver on our organic growth strategy without an undue reliance on costly or dilutive acquisitions.

In 2024, Barrick grew attributable proven and probable gold mineral reserves by 17.4 million ounces(2) before 2024 depletion of 4.6 million ounces. Attributable proven and probable gold mineral reserves now stand at 89 million ounces(2), an increase of 16% from 77 million ounces in 2023. The year-on-year change was led by the conversion of Reko Diq resources to mineral reserves, adding 13 million ounces of gold on an attributable basis, following the completion of the feasibility study(3). At the same time, copper mineral reserves grew by 224% year-on-year on an attributable basis to 18 million tonnes of copper, from 5.6 million tonnes of copper in 2023, resulting from the completion of the Lumwana and Reko Diq feasibility studies(2). Overall, in 2024 Barrick replaced 381% of gold production and 3,904% of copper production, which combined is 1,279% on a gold equivalent ounce basis(4)(5). Over the past three years, Barrick has maintained its record of substantial reserve growth, replacing 535% of attributable gold equivalent ounces(4)(5) net of depletion at a higher grade, which demonstrates the results of an unremitting focus on asset quality and further extending the life of our existing operations. In consideration of the above, the payout for this metric is 100%.

Strategic Execution (15% weighting, assessment: 85%):

Successful strategic execution is assessed based on the progress achieved during the year against the strategic initiatives we disclosed at the beginning of the year and the shareholder value we created both during the year and since the announcement of the Merger. Our strategic initiatives for 2024 included: delivering on our Journey to Zero owned by all and led by the Barrick leadership; growing the business through value adding discoveries and/or acquisitions; and living and instilling our DNA at all levels of the organization including with our contractors. We have made strong progress on each of these strategic initiatives in 2024.

Our strong performance in 2024 has supported the delivery of $1,194 million in total returns to shareholders in 2024, through a combination of dividends and share buybacks. Our balance sheet remains one of the strongest in the gold mining industry, ensuring

46	Barrick Gold Corporation | 2025 Circular

adequate liquidity to invest in our significant growth projects, including Fourmile (successful drilling program completed), the Lumwana Super Pit (feasibility study completed and permitting for expansion approved), and Reko Diq (updated feasibility study completed and ESIA progressing). At Bulyanhulu, we received approval for the renewal of the Special Mining Lease, extending it for another 27 years, as well as approval of the new decline development which enables access to new reserves and increases mining flexibility. Veladero delivered the best production in the last five years, with Phase 7B of the leach pad successfully commissioned and work commencing on Phase 8A. In addition to continuing our strong track record of reserve additions, we maintained our focus on gold and copper growth opportunities across priority areas in North America, Latin America, and Africa, including new agreements executed on large, prospective portfolios in Ecuador, Jamaica, Saudi Arabia, and Tanzania, new exploration permits granted in Côte D’Ivoire and Zambia, and significant developments in advancing assets in Peru. We remain focused on developing the next generation of leaders with world-class training and development programs that are country-based and tailored to local needs, covering technical, behavioral, and informal learning. The Barrick Academy was launched in Tanzania, which will serve as the training and development center for the Africa and Middle East region and new vocational programs were launched at Reko Diq to support the development of local Balochistan employees. Additionally, the international graduate program at Reko Diq, which is being extended, has enabled graduates from Pakistan to be fully integrated at Veladero. In consideration of the above, the payout for this metric is 85%.

ESG and License to Operate (20% weighting, assessment: 80%):

Our license to operate depends on the combined strength of our safety performance, performance in environmental, human rights, community development, stakeholder relations, and compliance, including anti-corruption. We set a high standard, assess performance and seek continuous improvement. We review and update our targets and metrics annually to reflect our ambitions to improve our performance.

Performance for this measure is assessed based on our industry-first Sustainability Scorecard, which we believe is an important step in driving continual improvement in our management of sustainability issues. Developed in collaboration with independent experts, the Sustainability Scorecard measures our core sustainability key performance indicators informed by international frameworks and adjusted to best reflect Barrick’s business in the wider sector. Measures are reviewed annually based on Barrick’s evolving strategic priorities, our investor and sustainability reporting expectations, and the expectations of the United Nations Global Compact. For 2024, the Sustainability Scorecard included 27 quantitative and qualitative performance indicators that were selected to track our performance across five priority aspects: safety (four indicators); social and economic development (six indicators); human rights (four indicators); environment (including climate, nine indicators); and governance (four indicators).

The scoring methodology was updated in 2024 based on investor feedback regarding the relative weighting and importance given to each indicator within the Sustainability Scorecard. Accordingly, the updated scoring methodology includes a three-step assessment approach that gives equal importance to each of our five priority aspects. First, each performance indicator was ranked in quintiles against our peers, where applicable, as well as against our own internal performance standards. Second, each aspect was scored based on an equal weighted average of the associated performance indicators, and an aspect grade was provided. Finally, the overall score and grade for the Sustainability Scorecard was assessed by sum of the performance for each aspect. A summary of the revised scoring key and assessment framework is shown below.

To underscore our commitment to sustainability and our ambition to achieve a Grade A, no payout is awarded for this metric if the score results in a Grade C or lower. Year-over-year improvement that results in a Grade A qualifies for a maximum payout for this metric.

Based on a review of performance achieved and the scoring against each scorecard category, Barrick’s 2024 performance resulted in a Grade A. For further details regarding the Sustainability Scorecard methodology and 2024 measures, please refer to the Appendix of the 2024 Sustainability Report which will be published in Q2 2025 and can be accessed at www.barrick.com/sustainability.

2024 Sustainability Scorecard Assessment Framework

The scoring methodology was revised in 2024 based on investor feedback, as described above. The total scores and corresponding grades are therefore not directly comparable year-over-year. However, for illustrative purposes, the 2024 trend has been retrospectively calculated in quintiles to provide a benchmark comparison to 2023 performance.

Sustainability Scorecard Grading Key			Assessment Framework for the Long-Term Company Scorecard
Grade	Aspect Score (Average score of indicators)	2024 Overall Score (Sum of performance for each aspect)	No award (0%)	to	Maximum award (100%)
A	1	5 – 8	If the score is a Grade C or lower		If the score is a Grade A
B	2	9 – 12
C	3	13 – 16
D	4	17 – 20
E	5	25

Barrick Gold Corporation | 2025 Circular	47

Abridged 2024 Sustainability Scorecard

Aspect	Key Performance Indicator	2023 Quintile	2024 Quintile	2024 Aspect Score and Grade	Year-over- year Trend

Safety	Total Recordable Injury Frequency Rate (TRIFR)	1	1	Average of 2.3 (Grade B)
	Zero fatalities	5	5
	Progress against our Journey to Zero Roadmap	3	2
	Percentage of safety leadership interactions completed	2	1

Social and Economic Development	Percentage of annual Community Development Committees commitments met(2)	3	3	Average of 1.8 (Grade A/B)
	Percentage of workforce who are host country nationals	1	1
	Percentage of senior management who are host country nationals	2	1
	Percentage of economic value that stays in host country	2	2
	Increase in national procurement year-on-year	1	1
	Proportion of grievances resolved within 30 days(2)	4	3

Human Rights	Percentage of security personnel receiving training on human rights	1	1	Average of 1.3 (Grade A)
	Independent human rights impact assessments with zero significant findings at high risk sites(2)(3)	1	1
	Percentage of recommendations completed from independent human rights assessments	2	2
	Upgrade controversy listed by one of the ESG rating agencies(4)	1	1

Environment (including Climate)	Number of significant environmental incidents	1	1	Average of 1.4 (Grade A)
	Tonne CO2—e per tonne of ore processed	3	4
	Progress against absolute emissions target as per Reduction Roadmap(2)	1	1
	Water use efficiency (recycled & reused)	1	1
	Percentage of completion against Biodiversity Action Plan Commitments(2)	1	1
	Percentage of independent tailings reviews conducted(2)	1	1
	Global Industry Standard on Tailings Management (GISTM) progress(2)	1	1
	Closure liabilities: revenue ratio against peers (New)(1)(4)	N/A	2
	Proportion of operational sites achieving annual concurrent reclamation targets(2)	1	1

Governance	Percentage of employees receiving Code of Conduct training(2)	1	1	Average of 1.5 (Grade A/B)
	Percentage of supply partners trained on Code of Conduct at time of on-boarding(2)	1	1
	Increase female representation across the organization	1	3
	30% female Board composition	1	1

Overall Score(5)		46 (A)	44 (A)	Total Score of 8 (A)

(1)	N/A due to changes in the metrics that are not comparable year-on-year.

(2)	Internal metrics.

(3)	In comparison to the 55 extractive companies assessed against the Corporate Human Rights Benchmark’s methodology, Barrick is ranked in the top 25% in the extractives industry.

(4)

Revenue ratio is calculated by Moody’s Ratings based on the total annual value of asset retirement liabilities as a percentage of annual revenue for each company. Companies referenced as peers for the purposes of this assessment include Agnico Eagle, Anglo American, BHP, Codelco, Freeport-McMoran, Newmont, Rio Tinto, South32, Teck Resources, and Vale.

(5)

The scoring methodology was revised in 2024 based on investor feedback and included 27 indicators (of which one was new). The total scores and corresponding grades ae therefore not directly comparable year-over-year.

48	Barrick Gold Corporation | 2025 Circular

For 2024, a Grade A was assessed. The 2024 score and achievement of a Grade A, which is the highest score, reflects consistently strong sustainability performance over the past three years. We have also made meaningful progress towards achieving our 2030 and 2050 GHG emissions reduction targets having commissioned the TS Power Plant’s 200MW solar plant (at Nevada Gold Mines), and completed the permitting for Kibali’s solar plant. Despite these key projects, the GHG intensity increased during 2024 as ramp up of the Pueblo Viejo expansion and restart of Porgera commenced. In terms of safety, we reduced our TRIFR and LTIFR by 20% and 47%, respectively, year-over-year, marking the strongest performance since the Merger. Average water efficiency was 85% for 2024, above our annual water recycling and reuse target of 80%. We continued to prioritize the recruitment of host country nationals, who accounted for 97% of our workforce, including 76.2% of site leadership teams, in 2024. In addition, in line with our commitment to drive and support female representation across the organization, as of December 31, 2024, women make up 14% of employees, consistent with our levels in 2023. We continue to prioritize concurrent rehabilitation that minimizes our impact on the environment and, in 2024, we exceeded our Group’s concurrent rehabilitation targets, but also significantly reduced our long-term liabilities.

Despite our notable progress towards achieving our sustainability vision, our safety performance in 2024 did not meet our Journey to Zero focus and we are saddened by the fatalities recorded over the past three years, including the three fatalities recorded in 2024. Our safety performance has been given additional attention with the establishment of new groupwide safety protocols to drive fatal risks down and achieve the zero target we have set for ourselves. Since the launch of our Fatal Risk Management Program in 2024 as part of our Journey to Zero initiative, over 75,000 Critical Control Verifications have been completed, which involved in-field task inspections to verify that fatal risk controls are in place and effective before a task takes place, and implementing any corrective actions where needed. Nothing is more important to us than the health, safety, and well-being of our people. Barrick has zero tolerance for fatalities and therefore any fatality is unacceptable and a strong reminder that we still have work to do to achieve our goal of a zero harm workplace. While our overall score of a Grade A reflects a consistent year-over-year improvement across all other sustainability performance dimensions, to further underscore our commitment towards a zero harm workplace and our responsibility as a safe operator, the payout for this metric was determined to be 80%.

(1)

ROCE is a financial metric that measures profitability as a ratio to the capital base and is therefore a commonly used metric in the mining industry. The calculation of ROCE takes Adjusted EBITDA and divides it by an internal performance measure used to manage performance. ROCE measures return on capital employed by taking Adjusted EBIT (Adjusted EBITDA less depreciation) and dividing by the average capital employed. Adjusted EBITDA is disclosed on page 73 of the MD&A accompanying Barrick’s fourth quarter and full year 2024 financial statements. Capital employed is calculated as total assets exclusive of cash (adjusted for Construction in Progress and assets currently not being depreciated) net of total liabilities exclusive of debt. Construction in Progress and assets currently not being depreciated are disclosed in note 19a to the audited annual financial statements for the year ended December 31, 2024 and primarily relate to assets under construction at our operating mines as well as our development projects including Pascua-Lama, Norte Abierto and Reko Diq. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most recently comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

(2)

Estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2024, unless otherwise noted. Complete mineral reserve and mineral resource data, including tonnes, grades, and ounces, can be found on pages 83-92 of the MD&A accompanying Barrick’s fourth quarter and full year 2024 financial statements. For further details, see endnote 15 of the MD&A accompanying Barrick’s fourth quarter and full year 2024 financial statements and “Other Information – Technical Information” on page 93.

(3)

Estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2024, unless otherwise noted. Complete mineral reserve and mineral resource data, including tonnes, grades, and ounces, can be found on pages 83-92 of the MD&A accompanying Barrick’s fourth quarter and full year 2024 financial statements. For further details, see “Other Information – Technical Information” on page 93.

(4)

Gold equivalent ounces from Barrick’s copper assets are calculated using long-term mineral reserve commodity prices of $1,400 per ounce of gold and $3.00 per pound of copper. For further details, see “Other Information – Technical Information – Gold Equivalent Ounces” on page 93.

(5)

Reserves Replacement supports our long-term production forecast and growth profile and is calculated from the cumulative net change in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years divided by the cumulative depletion in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years (excluding attributable acquisitions and divestments). Gold equivalent ounces are calculated using the relevant reserve prices for each respective year. For further details, see “Other Information – Technical Information – Reserve Replacement” on page 94.

Barrick Gold Corporation | 2025 Circular	49

2024 Annual Performance Incentive Considerations

Our API Program is a key component of our executive compensation framework. The Compensation Committee continued its review of the API Program in 2024 in line with its commitment to facilitate a stronger link between payouts and Company performance. Following this review and in response to shareholder feedback, the Compensation Committee approved a two-step reduction to the weighting of the individual component (tied to tailored Strategic Priorities) from 70% to 30% by 2025, with a reduction to 50% in 2024 as a transitionary step. For 2024, the weighting of the Company performance component (ESG, Production, and Costs) was commensurately increased from 30% in 2023 to 50% in 2024. Accordingly, the weightings shown in the each of the Company and regional API Scorecards below reflect weightings out of a total of 50%.

Company performance (and regional performance, where applicable) for the ESG, Production, and Costs measures was reviewed by the Compensation Committee against the applicable performance ranges to determine payouts for 50% of the API Opportunity for 2024. Performance was assessed on a sliding scale between threshold and maximum performance levels to determine payouts. Results are shown out of a maximum of 100% and on a weighted basis out of 50%.

Below is an overview of the Company and regional API Scorecards applicable to the NEOs:

Company API Scorecard

2024 Measures	Weighting (of 50%)	Threshold (0% payout)	Maximum (100% payout)	2024 Performance	2024 Result (of 100%)	Weighted Result (of 50%)
ESG (15%)
Safety (LTIFR)(1)	5%	0.25	0.21	0.12	100%	5%
Safety (Fatalities)	5%	Any fatalities	No fatalities	3 fatalities	0%	0%
Environment (Class 1 Environmental Incidents)(2)	5%	2 incidents	No incidents	No incidents	100%	5%
Production (17.5%)
Production (Attributable Gold Equivalent Ounces)(3)	17.5%	4,436 koz	5,094 koz	4,561 koz	19%	3.3%
Costs (17.5%)
Gold All-in Sustaining Costs(4)	13.1%	$1,469/oz	$1,287/oz	$1,410/oz	33%	4.3%
Copper All-in Sustaining Costs(4)	4.4%	$3.36/lb	$2.94/lb	$3.17/lb	44%	1.9%

Overall Company API Scorecard Result					39% of 100%	19.5% of 50%

Latin America and Asia Pacific Region API Scorecard

2024 Measures	Weighting (of 50%)	Threshold (0% payout)	Maximum (100% payout)	2024 Performance	2024 Result (of 100%)	Weighted Result (of 50%)
ESG (15%)
Safety (LTIFR)(1)	5%	0.23	0.19	0.05	100%	5%
Safety (Fatalities)	5%	Any fatalities	No fatalities	No fatalities	100%	5%
Environment (Class 1 Environmental Incidents)(2)	5%	2 incidents	No incidents	No incidents	100%	5%
Production (17.5%)
Production (Attributable Gold Equivalent Ounces)(3)	17.5%	718 koz	824 koz	665 koz	0%	0%
Costs (17.5%)
Gold All-in Sustaining Costs(4)(5)	17.5%	$1,435/oz	$1,257/oz	$1,288/oz	83%	14.5%

Overall Latin America and Asia Pacific Region API Scorecard Result					59% of 100%	29.5% of 50%

50	Barrick Gold Corporation | 2025 Circular

Africa and Middle East Region API Scorecard

2024 Measures	Weighting (of 50%)	Threshold (0% payout)	Maximum (100% payout)	2024 Performance	2024 Result (of 100%)	Weighted Result (of 50%)
ESG (15%)
Safety (LTIFR)(1)	5%	0.13	0.11	0.08	100%	5%
Safety (Fatalities)	5%	Any fatalities	No fatalities	3 fatalities	0%	0%
Environment (Class 1 Environmental Incidents)(2)	5%	2 incidents	No incidents	No incidents	100%	5%
Production (17.5%)
Production (Attributable Gold Equivalent Ounces)(3)	17.5%	1,968 koz	2,260 koz	2,102 koz	46%	8%
Costs (17.5%)
Gold All-in Sustaining Costs(4)	13.1%	$1,317/oz	$1,154/oz	$1,243/oz	45%	5.9%
Copper All-in Sustaining Costs(4)(5)	4.4%	$3.36/lb	$2.94/lb	$3.17/lb	46%	2%

Overall Africa and Middle East Region API Scorecard Result					51.9% of 100%	26% of 50%

(1)	LTIFR is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

(2)

An incident that causes significant negative impacts on human health or the environment, or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock, or wildlife.

(3)

Gold equivalent ounces from Barrick’s copper assets are calculated using long-term mineral reserve commodity prices of $1,400/oz of gold and $3.00/lb of copper. For further details, see “Other Information – Technical Information – Gold Equivalent Ounces” on page 93.

(4)

“All-in sustaining costs” is a non-GAAP financial performance measure with no standardized definition under IFRS. Although a standardized definition was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

(5)	For Regional COOs, performance against regional copper costs will only be assessed where there is attributable production in the region.

The individual component of the API Scorecard (tied to tailored Strategic Priorities) accounts for 50% of the 2024 API Award. The Strategic Priorities portion of the 2024 API award for the President and Chief Executive Officer was determined based on the Chairman’s review of his accomplishments against the API Scorecard, with input from the Lead Director, recommended by the Compensation Committee and approved by the independent directors of the Board. The Strategic Priorities portion of the 2024 API awards for our other NEOs were determined based on the President and Chief Executive Officer’s review of their accomplishments against their respective API Scorecards and approved by the Compensation Committee. Details on the individual performance assessment for each of the NEOs are summarized in the next section.

Barrick Gold Corporation | 2025 Circular	51

President and Chief Executive Officer

Dr. Mark Bristow was appointed President and Chief Executive Officer of Barrick following the Merger on January 1, 2019. Since that time, Dr. Bristow has been delivering on a clear strategy to build the new Barrick into the world’s most valued gold and copper mining business. The establishment of a world class asset portfolio and the continuous replacement of mined reserves organically since the Merger have distinguished Barrick from its industry peers. In 2024, under Dr. Bristow’s leadership, Barrick delivered a fourth consecutive year of replacing annual depletion at a 4% higher grade, continuing to demonstrate the results of its focus on asset quality and further extending the life of Barrick’s operations. These achievements account for 50% of the API payout. For the remaining 50%, performance was assessed with the Company API Scorecard which includes ESG, Production and Costs measures. On the Chairman’s recommendation and the Compensation Committee’s advice, taking into consideration the 2024 scoring for each performance category summarized below, the independent directors of the Board determined that an API award of $2,944,645 was appropriate.

API Scorecard Performance Category	2024 Weighting	2024 Score
Company API Scorecard	50%	39%
Strategic Priorities	50%	70%
Overall API Score (of 100%)		54.5%

2024 Strategic Priorities (50% Weighting)

Strategic Initiatives

•  Source, evaluate, and/or pursue internal and external growth opportunities for Barrick

•  Lead and participate in annual strategic planning sessions and workshops for key sites

•  Direct, lead, and reinforce all aspects of Barrick’s social license to operate across the Group, including stakeholder engagement on community needs, permitting, economic development, and proposed changes in mining-related legislation

•  Further strengthen Barrick’s reputation and presence around the world by leading meaningful and consistent engagement with our stakeholders across the globe, including the investor community (shareholders, analysts, and proxy advisors), current and new host governments, trade associations, media, and the general public

Operational Excellence

•  Deliver on Barrick’s 2024 business plan

•  Drive investment in brownfields and greenfields exploration to ensure sustainable growth through the replacement of reserves and resources

•  Hold mass shift change meetings at every critical operation with a focus on safety

•  Promote a focus on strategy, skills, and people development across the Group

Sustainability

•  Drive Journey to Zero

•  Chair E&S Committee meetings and provide quarterly reports to the ESG & Nominating Committee and the Board, highlighting progress against the Company’s sustainability goals and compliance with its sustainability policies

•  Progress sustainability goals with a focus on emissions reductions and reclamation

2024 Accomplishments against Strategic Priorities

Strategic Initiatives

✓   Feasibility study for Lumwana expansion completed, nearly doubling production projections and extending mine life by 16 years; early works construction commenced, with first production from the expansion anticipated in 2028

✓   Reko Diq feasibility study completed adding 7.3Mt of attributable copper and 13Moz of attributable probable gold reserves(1); Environmental Impact Assessment completed and early works construction commenced, with first copper and gold production anticipated by the end of 2028

✓   Pueblo Viejo production ramp up revisited with reconstruction of the conveyer belt and Naranjo Tailings Storage Facility feasibility study completed to enable extension of mine life to 2040s

✓   Porgera mine successfully restarted

✓   Wholly-owned Fourmile project advanced to pre-feasibility following a successful 2024 drilling program that showed significant value potential, having increased indicated resources by 192% and inferred resources by 138%(1)

✓   Established new exploration partnerships in Zambia, Jamaica, and Ecuador

✓   Led the annual strategic planning sessions and workshops for all key sites

✓   Engaged with stakeholders to reinforce all aspects of our social license to operate and led investor, government, media and general public engagements; two site visits and six investor webinars held in 2024

✓   Engaged with governments of all Barrick’s host countries as well as those in new exploration domains to address points of issue and opportunities

✓   Held multiple meetings with all of Barrick’s top 20 actively managed institutional shareholders, and met with over 400 institutional investors during the year

52	Barrick Gold Corporation | 2025 Circular

2024 Accomplishments against Strategic Priorities

Operational Excellence

✓   Alongside regional and corporate functional executives, led quarterly in-country operational review sessions across all mine sites, including tailored strategic review and team effectiveness sessions with mine and country management teams to drive improvement, growth, and operational excellence for all of our operations, with a focus on local sustainability and human capital matters

✓   Continued to drive the business strategy with a focus on operational excellence, specifically at Nevada, Pueblo Viejo, and North Mara

✓   69% increase in net earnings to $2.14 billion, 51% increase in adjusted net earnings to $2.21 billion and a 30% rise in attributable EBITDA to $5.19 billion for 2024 – the highest in over a decade(2)

✓   $1.2 billion in total shareholder returns in 2024, including total annual dividends paid to shareholders of $696 million and a further return of $498 million from share buybacks; simultaneously maintained a peer leading balance sheet with very low debt net of cash

✓   Achieved 2024 production guidance for gold and copper

✓   Grew attributable proven and probable gold mineral reserves by 17.4 million ounces (23%) before 2024 depletion, led by the conversion of Reko Diq copper-gold resources to mineral reserves, adding 13 million ounces of gold(1)(3)

✓   Grew attributable copper mineral reserves by 224% year-on-year on an attributable basis, at more than 13% higher grade(3)

✓   Held mass or shift change meetings at every critical operation with a focus on safety

✓   Significant drilling results at Nevada Gold Mines, Reko Diq, Loulo, Tanzania and Kibali confirmed quality pipeline of targets, with progress on early-stage targets across Barrick’s expanding greenfields portfolio

✓   Maintained a strong focus on succession planning, talent development, and productivity. In 2024, appointed a new Managing Director for Nevada Gold Mines, and drove labour efficiency analyses at all sites; facilitated talent reviews and succession planning with the executive team for Barrick’s Top 250 leaders, and expanded the rollout of the Barrick Academy across the Group

Sustainability

✓   Tangible progress in our safety program Journey to Zero, achieving a 48% reduction in LTIFR and a 20% reduction in TRIFR year-on-year; regrettably, the safety improvements were offset by fatalities that occurred during 2024

✓   Africa & Middle East region achieved its lowest Malaria Incident Rate (MIR) on record, lowering the MIR by a further 51% from 2023

✓   Progressed sustainability goals, including 824ha of land reclaimed and rehabilitated, exceeding the 2024 target by 13%

✓   In 2024, invested more than $48 million in local economic development, of which more than $9.8 million was in education initiatives

✓   Shared the benefits of our operations by employing local people, procuring from local businesses, and investing in our local communities; as of December 31, 2024, 97% of employees are host country nationals, 55% of employees are from local communities, and 76% of senior managers are host country nationals

(1)

Estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2024, unless otherwise noted. Complete mineral reserve and mineral resource data, including tonnes, grades, and ounces, can be found on pages 83-92 of the MD&A accompanying Barrick’s fourth quarter and full year 2024 financial statements. For further details, see “Other Information – Technical Information” on page 93.

(2)

Adjusted net earnings and EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

(3)

Estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2024, unless otherwise noted. Complete mineral reserve and mineral resource data, including tonnes, grades, and ounces, can be found on pages 83-92 of the MD&A accompanying Barrick’s fourth quarter and full year 2024 financial statements. For further details, see endnote 15 of the MD&A accompanying Barrick’s fourth quarter and full year 2024 financial statements and “Other Information – Technical Information” on page 93.

Barrick Gold Corporation | 2025 Circular	53

Reported and Realized Pay Comparison for the President and Chief Executive Officer

Reported Pay (excluding pension value) includes base salary, API earned, the grant date fair value of LTI awarded but not yet vested, and all other compensation as reported in the “Summary Compensation Table”.

Realized Pay is the compensation actually received by the President and Chief Executive Officer during the year, including base salary, API earned and all other compensation, as reported in the “Summary Compensation Table”. It also includes the value of LTI awards that vested during the year and for which applicable post-vesting holding restrictions have lapsed, as reported in the “Value Vested or Earned During the Year” table for each respective year. Additionally, it includes the market value of previously vested LTI awards for which the applicable post-vesting holding restrictions lapsed during the year.

The graph (expressed in thousands of dollars) compares the compensation reported for our President and Chief Executive Officer in the “Summary Compensation Table” with the compensation that he actually received in 2024.

We award a significant portion of our executive compensation in LTI to ensure a sharp focus on long-term value creation. Although LTI awards are reported in the “Summary Compensation Table”, our President and Chief Executive Officer will not actually receive value from these awards until they vest or when the sale and transfer restrictions lapse. The value of these LTI awards at that point may differ from the initially reported value due to changes in our share price and company performance, which ensures the value of the awards reflects the overall shareholder experience over the long-term. The value of the LTI awards reported in the “Summary Compensation Table” therefore represents a future compensation opportunity, rather than an in-year compensation value.

In 2023, Realized Pay included the market value of certain legacy Randgold Restricted Share Scheme and Long-Term Incentive Plan awards that vested in 2021 and became unrestricted following the expiry of the two-year holding period on January 1, 2023 and May 15, 2023, respectively. These legacy Randgold awards were assumed by Barrick at the time of the Merger. For more information on the legacy Randgold Restricted Share Scheme and Long-Term Incentive Plan awards that vested in 2021, please refer to the 2022 Information Circular. The 2023 values are shown including and excluding the realized value of the legacy Randgold awards ($3,659,223) to enable robust comparison with Realized Pay in 2024 and prior to 2023, which years were unaffected by legacy Randgold LTI awards. There are no outstanding unvested legacy Randgold awards.

In 2024, the compensation that our President and Chief Executive Officer actually received (Realized Pay) included his base salary, an API award paid in cash, and benefits and perquisites as incurred. Realized Pay also included the value from certain LTI awards that vested during the year and for which applicable post-vesting holding restrictions have lapsed, namely the vesting of the second and third one-third tranches of the February 2022 PGSUs and the vesting of the first one-third tranche of the February 2023 PGSUs. Upon vesting, the after-tax proceeds were used to purchase Barrick Shares, further bolstering the President and Chief Executive Officer’s already substantial total share ownership position of over six million Barrick Shares as at December 31, 2024.

Over the past five years, Realized Pay was, on average, 7% less than the Reported Pay in the “Summary Compensation Table” when including the value of legacy Randgold LTI awards. In 2024, Realized Pay was 10% lower than the Reported Pay in the “Summary Compensation Table”.

54	Barrick Gold Corporation | 2025 Circular

Senior Executive Vice-President, Chief Financial Officer

Mr. Graham Shuttleworth was appointed Senior Executive Vice-President, Chief Financial Officer on January 1, 2019. In determining Mr. Shuttleworth’s API award, the Compensation Committee considered the Company performance achieved for the ESG, Production, and Costs measures, which account for 50% of the API payout. For the remaining 50%, the Compensation Committee also considered the President and Chief Executive Officer’s recommendations and Mr. Shuttleworth’s contributions in advancing our 2024 financial and strategic priorities. After considering the 2024 scoring for each performance category summarized below, the Compensation Committee awarded Mr. Shuttleworth an API of $1,409,139.

API Scorecard Performance Category	2024 Weighting	2024 Score

Company API Scorecard	50%	39%

Strategic Priorities	50%	78%

Overall API Score (of 100%)		58.7%

2024 Strategic Priorities (50% Weighting)

Strategic Initiatives

•  Lead negotiations on project financing for the Reko Diq project and provide oversight of the structure, timeline, lending group, legal drafting and drawdown structuring to meet Barrick’s investment criteria

•  Complete the update of the Company-wide Corporate Risk Assessment to manage risks

•  Complete a strategic review and strengthen cybersecurity systems across the Group

•  Review opportunities to enhance shareholder returns through dividends and share buybacks

•  Review tax exposures and liabilities, and negotiate settlements where appropriate

Operational Excellence

•  Lead strategy and team effectiveness workshops for the financial, commercial, supply chain, systems, information technology and business assurance and risk teams to drive operational excellence and innovation

•  Review capital expenditure to ensure efficient use of funds and drive disciplined execution and accuracy in forecasting across the Group to achieve the budgeted costs

•  Review global insurance coverage to ensure the program can achieve appropriate risk transfer at the most efficient rates

•  Ensure Group Systems Gap Assessment is completed and that detailed and prioritized action plans are developed with the regional leadership teams

•  Drive the implementation and integration of enterprise-level information technology systems across the business, including Xeras, OneStream and our daily global reporting system, to enhance planning and control

•  Identify and pilot a group contractor management system at one site to enhance safety and compliance with Barrick’s global contractor standards and practices

•  Partner with the supply chain function to mitigate critical supplier cybersecurity risks and establish a systematic process for enhancing IT practices across suppliers

•  Partner with the mineral resource management function to build a roadmap for the Mine Call Factor Project to enhance mining efficiencies

•  Complete a review of Porgera’s connectivity and deliver a fit for purpose solution to support enterprise system usage and communications following the operation’s restart

Sustainability

•  Deliver on Group G&A cost guidance

•  Drive simplification of Barrick’s corporate structure by eliminating unnecessary entities, reducing intercompany loans, and addressing tax inefficient funding structures

•  Lead benchmarking of operational & financial metrics across sites, regions and peers and define specific short-term improvement action steps with respect to any key gaps

•  Drive strategy to effectively address the implications of the OECD Pillar 2 rules globally

•  Embed the sustainability financial based metrics into our existing month end close processes with associated controls

•  Drive a profitable business that can fund its future through free cash flow from operations(1)

Barrick Gold Corporation | 2025 Circular	55

2024 Accomplishments against Strategic Priorities
Strategic Initiatives

✓   Developed the financing plan for Reko Diq, which will be anchored by up to US $3 billion of limited recourse project financing provided by a consortium of multilateral, export credit and import finance agencies

✓   Completed global risk assessment, identifying potential risks across all business areas, evaluating their impact and likelihood, and mitigation strategies to ensure informed decision-making and corporate resilience

✓   Advanced Barrick’s cyber strategy and approach to managing and mitigating cybersecurity risks, including implementation of proactive threat intelligence, increased employee training, and simulated phishing attacks and ran tabletop exercises with operational and functional teams to test resilience and readiness

✓   Renewed share buyback program ensuring the company capitalized on the embedded value in Barrick’s business and growth pipeline; $498 million in total capital returned to shareholders through the buyback program

✓   Balanced the need to fund growth options to drive future value while maintaining sustainable returns to shareholders; $696 million paid in dividends or US $0.40 per share while debt net of cash remained low

✓   Successfully negotiated the resolution of significant legacy tax exposures in Chile

Operational Excellence

✓   Led strategy and team effectiveness workshops across finance, supply chain, systems, information technology and business assurance & risk group functions to drive operational excellence and innovation

✓   Led monthly capital review meetings to ensure a disciplined approach to all capital investment decisions based on a comprehensive understanding of risk and reward, including a high degree of rigor; capital expenditure in line with guidance for 2024

✓   Implemented an automated daily reporting system for Nevada Gold Mines to enhance management and control

✓   Conducted a comprehensive review of global insurance coverage, optimizing risk transfer strategies and securing the most efficient rates. Successfully identified cost-saving opportunities and enhanced coverage terms, ensuring robust protection for the program while maximizing financial efficiency

✓   Performed systems gap analysis for key global systems and completed improvement initiatives to address findings, as well as improvements in data integration and automation between systems to increase efficiency in planning and control

✓   Drove the ongoing implementation of our global suite of systems for Reko Diq in step with the project’s requirements

✓   Identified and implemented a contractor management system at Lumwana to ensure safety and contract compliance for vendors (including for all new contractors related to the expansion project)

✓   Established a well-defined process to identify and address critical cyber security risks for key supply chain partners with ongoing processes to ensure continuous improvements

✓   Delivered a roadmap for the Mine Call Factor application and successfully piloted the application in the Africa and Middle East region and at Phoenix at Nevada Gold Mines

✓   Successfully completed a comprehensive review of Porgera’s connectivity, identifying critical gaps, and implemented a fit-for-purpose satellite solution. Enhanced network infrastructure to ensure reliability and commenced the implementation of SAP following the site’s restart

Sustainability

✓   Maintained industry leading low G&A costs by streamlining Barrick’s corporate structure, reducing closure liabilities particularly in relation to legacy mines and driving operational cost efficiencies; delivered 2024 G&A cost reduction of 9%, well below budget and lowest in the last six years

✓   Performed an initial benchmarking exercise on costs and efficiencies across sites to identify areas of focus and improvement for 2025 which will form the basis of a major cost reduction project in both operations and maintenance

✓   Led the team on engagements relating to tax reform and tax policy in the key jurisdictions in which the Group operates

✓   Led team to design and implement corporate structure to mitigate the impact of the OECD Pillar 2 rules on global minimum taxation across the Group

✓   Ensured sustainability financial-based metrics included in month-end close processes and established framework for the non-financial metrics to follow

✓   Net earnings increased by 69% year-on-year and free cash flow more than doubled(1)

(1)

Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

56	Barrick Gold Corporation | 2025 Circular

Senior Executive Vice-President, Strategic Matters

Mr. Kevin Thomson was appointed Senior Executive Vice-President, Strategic Matters on October 14, 2014. In determining Mr. Thomson’s API award, the Compensation Committee considered the Company performance achieved for the ESG, Production, and Costs measures, which account for 50% of the API payout. For the remaining 50%, the Compensation Committee also considered the President and Chief Executive Officer’s recommendations and Mr. Thomson’s contributions in advancing our 2024 financial, operational, and strategic priorities. After considering the 2024 scoring for each performance category summarized below, the Compensation Committee awarded Mr. Thomson an API of $1,350,364.

API Scorecard Performance Category	2024 Weighting	2024 Score

Company API Scorecard	50%	39%

Strategic Priorities	50%	73%

Overall API Score (of 100%)		56.3%

Strategic Priorities (50% Weighting)
Strategic Initiatives

•   Source, evaluate, and pursue external growth opportunities to extend Barrick’s global footprint and increase portfolio optionality

•   Drive the negotiation and completion of joint venture agreements, earn-in agreements, and strategic investments in areas with promising geology

•   Develop and execute plans for the sale of Barrick’s non-core assets, including closure properties and minority equity interests in other gold mining companies

•   Consider global opportunities with potential new partners, including sovereign wealth funds

•   Take a leadership role in progressing various initiatives and matters on Reko Diq

•   Optimize and restructure existing joint venture agreements and other transaction agreements

Operational Excellence

•   Work with Barrick’s internal legal and governance groups on governance and board issues that arise throughout the year

•   Work with Barrick’s internal finance and legal groups on disclosure issues that arise throughout the year in various jurisdictions

•   Work with Barrick’s internal legal group to manage legal, regulatory, and litigation issues that arise from time to time

Sustainability	• Work with Barrick’s internal legal group and others to resolve issues that arise from time to time in partnerships and joint ventures • Develop and drive government engagement strategies

2024 Accomplishments against Strategic Priorities
Strategic Initiatives

✓   Progressed a number of Reko Diq project initiatives

✓   Drove multi-disciplinary teams in the assessment and pursuit of various promising external growth opportunities

✓   Invested in future growth by extending our global exploration footprint via the execution of numerous earn-in agreements in regions in which we have an existing presence including Canada, the U.S., the Dominican Republic, Peru, Tanzania, Zambia and Senegal, and in new regions including Jamaica and Ecuador

✓   Completed the sale of various non-core equity interests totaling approximately $100 million at significant gains and the divestment of other non-core assets

Operational Excellence

✓   Provided guidance and counsel to the President and Chief Executive Officer, as well as the executive leadership team on various strategic matters that arose from time to time throughout the year

✓   Worked with the leadership teams in our North America, Latin America and Asia Pacific, and Africa and Middle East regions on numerous strategic initiatives and risk mitigation matters that arose throughout the year

✓   Provided strategic oversight and direction on various litigation, regulatory, and other risk-related matters

✓   Worked closely with Barrick’s General Counsel on various matters throughout the year

✓   Provided guidance to Barrick’s Corporate Secretary regarding various governance and disclosure issues throughout the year

Sustainability

✓   Worked closely with Barrick’s President and Chief Executive Officer, General Counsel, and others on joint venture issues that arose from time to time throughout the year

✓   Played a key role in the delivery of Barrick’s 2024 strategic and operational objectives

Barrick Gold Corporation | 2025 Circular	57

Chief Operating Officer, Latin America and Asia Pacific

Mr. Mark Hill was appointed Chief Investment Officer on September 12, 2016 and held that position until December 31, 2018. Following the Merger, on January 1, 2019, Mr. Hill was appointed Chief Operating Officer, Latin America and Asia Pacific. In determining Mr. Hill’s API award, the Compensation Committee considered Company and regional performance achieved for the ESG, Production, and Costs measures, which account for 50% of the API payout. For the remaining 50%, the Compensation Committee also considered the President and Chief Executive Officer’s recommendations and Mr. Hill’s contributions in advancing our 2024 financial, operational, and strategic priorities including safety improvements across the region. After considering the 2024 scoring for each performance category summarized below, the Compensation Committee awarded Mr. Hill an API of $1,296,912.

API Scorecard Performance Category	2024 Weighting	2024 Score

Company API Scorecard	25%	39%

Latin America and Asia Pacific Region API Scorecard	25%	59%

Strategic Priorities	50%	70%

Overall API Score (of 100%)		59.6%

Strategic Priorities (50% Weighting)
Strategic Initiatives

•   Advance the growth strategy for the Latin America and Asia Pacific region by supporting the evaluation of external growth opportunities, including those with strategic partners

•   Finalize the plan for Pascua Lama

•   Complete the feasibility study for Reko Diq and deliver the commercial plan

•   Embed Barrick’s DNA at Porgera and Reko Diq through comprehensive integration efforts, ensuring alignment with the new team and fostering a culture that reflects Barrick’s values, mission, and strategic objectives

•   Complete the pre-feasibility study and develop a plan for Norte Abierto

•   Work with the President and Chief Executive Officer to effectively manage government relationships across the Latin America and Asia Pacific region and initiate government engagements in new countries

Operational Excellence

•   Achieve Group safety improvement goals (lagging and leading) and implement the Fatal Risk Standards and Critical Controls

•   Execute on Barrick’s 2024 business plan for the Latin America and Asia Pacific region, including achieving targets (total cash costs of $933 per ounce, All-in sustaining costs of $1,317 per ounce, and capital expenditures of $651 million)(1)

•   Complete the construction of phase 7B at the Veladero Leach Pad

•   Restart operations at Porgera by January 2024

•   Successfully execute the closure of Pierina

•   Drive ongoing implementation of Xeras, a mine financial planning software program, across the Latin America and Asia Pacific region

•   Develop human resources capabilities across the Latin America and Asia Pacific regional team

•   Advance human capital management strategy and develop leadership capabilities across the Latin America and Asia Pacific regional team by delivering on training commitments and university programming

•   Right-size the Latin America and Asia Pacific teams

Sustainability

•   Ensure ESG and sustainability are operational imperatives by promoting a Zero Harm workplace, driving GHG reduction strategies across the region, and improving water efficiencies

•   Advance the integrated power solution for Pueblo Viejo; key activities include the solar plant project, reviewing the option to add another gas generating unit, and securing the future gas supply for the current plant

•   Deliver on diversity targets and develop a plan for Reko Diq and Papua New Guinea

2024 Accomplishments against Strategic Priorities
Strategic Initiatives

✓   Reconstituted Reko Diq project and completed a feasibility study which added 7.3 million tonnes of copper at 0.48% to attributable copper reserves, (2) representing an addition of more than 20 million tonnes of proven and probable copper reserves on a 100% basis since 2023(3)

✓   The Pueblo Viejo plant expansion delivered and added 11 million ounces of gold to reserves following the completion of the technical study(4); Pueblo Viejo Naranjo Tailings Storage Facility feasibility study completed and drilling ongoing to validate design

✓   Veladero life of mine was extended to 2033, and the turnaround drives cash delivery

✓   Repatriated cash from Veladero to enable full shareholder debt repayment by year-end

✓   Porgera was restarted successfully despite challenges (resolved tax dispute, obtained Special Mining Lease, and executed restart plan)

✓   Norte Abierto team awarded Bechtel the Stage 2A pre-feasibility study contract; work started in January 2025 and completion is expected by Q4 2025 for Newmont and Barrick review

✓   Rationalized and refocused exploration projects in the region

✓   Engaged with government representatives across the Latin America and Asia Pacific region on matters including tax, permitting, local economic development, and legacy environmental liabilities

✓   Long-standing Chile tax matters were successfully resolved, strengthening relations with the government

58	Barrick Gold Corporation | 2025 Circular

2024 Accomplishments against Strategic Priorities
Operational Excellence

✓   Leading indicator performance greatly improved during 2024 with a focus on the operational Critical Control Verifications plus Hazard Identification training and quality audits

✓   The Latin America and Asia Pacific region replaced 115% of the regional 2024 gold reserve depletion before the addition of Reko Diq, but delivered slightly below guidance due to a slower-than-expected ramp up at Pueblo Viejo(2)

✓   Porgera grew attributable gold reserves by 22% year-on-year with the successful conversion of the open-pit Link cutback adjacent to the West Wall cutback(2)

✓   Veladero delivered the best production in the last five years, the Phase 7A leach pad completed, and the Phase 7B leach pad was successfully commissioned

✓   Xeras was fully implemented in Pueblo Viejo and Veladero, and introduced to Porgera in 2024 for use starting in 2025; throughout the year, enhancements in automation, forecast traceability, system reliability, and reporting capabilities were achieved

✓   Significant closure execution; Pierina closure is on track for completion in 2025

✓   Pueblo Viejo is targeting more than 800 koz of high-margin ounces per annum following ramp-up

✓   Robust regional succession pipelines put in place

✓   Revitalized graduate programs at Pueblo Viejo and Veladero, implemented Reko Diq International Graduate Development Program, and relaunched graduate programs at the University of Papua New Guinea to support local Porgerans through higher education in mining-related disciplines

✓   At Pueblo Viejo, focused on disciplined execution of key engineering projects, plant reliability, and operator training to increase throughput and recovery

✓   The office footprint in Santiago and Lima is being reduced to support exploration and key activities; closure of Pierina and the associated headcount reduction progressed as planned

Sustainability

✓   El Naranjo Tailings Storage Facility is advancing at Pueblo Viejo, including progress on contract tenders and long lead procurement to drive critical supply chain activities, as well as initiation of field work with access road construction

✓   Pueblo Viejo ESIA approval was obtained, and the Resettlement Plan is advancing

✓   The Veladero power line was commissioned to reduce GHG emissions and generate efficiencies

✓   Workforce diversity has improved, with increased female representation; Pueblo Viejo received international recognition for its diversity efforts, while Veladero was acknowledged as a leader in gender balance practices within Argentina

✓   Continued to advance community development programs at Reko Diq, including the reopening of two schools after more than 10 years

✓   Annual year-on-year GHG emissions for the region (currently undergoing verification), increased by 10%, primarily driven by the Porgera restart and an increase in lime consumption at Pueblo Viejo; overall emission intensity (tCO2e/ t ore processed) decreased by 4%

✓   Diversity has improved through the continued prioritization of recruiting local nationals, who comprised 97% of the Latin America and Asia Pacific region’s workforce by the end of 2024; efforts to enhance gender diversity have also progressed, with women representing 24% of the workforce in Latin America and 18% across the Latin America and Asia Pacific region by the end of 2024, accounting for 19% of new hires in the Latin America and Asia Pacific region in 2024, with a notable 44% in Latin America

✓   Barrick and Zijin contributed $1 million to support Papua New Guinea landslide victims

✓   Initiated solar site investigation at Pueblo Viejo

(1)

Total cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized definition under IFRS. Although standardized definitions were published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88

(2)

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2024, unless otherwise noted. Complete mineral reserve and mineral resource data, including tonnes, grades, and ounces, can be found on pages 83-92 of the MD&A accompanying Barrick’s fourth quarter and full year 2024 financial statements. For further details, see “Other Information – Technical Information” on page 93.

(3)

Estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2024, unless otherwise noted. Complete mineral reserve and mineral resource data, including tonnes, grades, and ounces, can be found on pages 83-92 of the MD&A accompanying Barrick’s fourth quarter and full year 2024 financial statements. For further details, see endnote 15 of the MD&A accompanying Barrick’s fourth quarter and full year 2024 financial statements and “Other Information – Technical Information” on page 93.

(4)

For further details, refer to the Technical Report on the Pueblo Viejo Mine, Dominican Republic, dated March 17, 2023 and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 17, 2023.

Barrick Gold Corporation | 2025 Circular	59

Chief Operating Officer, Africa and Middle East

Mr. Sebastiaan Bock was appointed Senior Vice President, Chief Financial Officer, Africa and Middle East on January 1, 2019 and was appointed Chief Operating Officer, Africa and Middle East on July 1, 2022. In determining Mr. Bock’s API award, the Compensation Committee considered the Company and regional performance achieved for the ESG, Production, and Costs measures, which account for 50% of the API payout. For the remaining 50%, the Compensation Committee also considered the President and Chief Executive Officer’s recommendations and Mr. Bock’s contributions in advancing our 2024 financial, operational, and strategic priorities. After considering the 2024 scoring for each performance category summarized below, the Compensation Committee awarded Mr. Bock an API award of $1,021,906.

API Scorecard Performance Category	2024 Weighting	2024 Score

Company API Scorecard	25%	39%

Africa and Middle East Region API Scorecard	25%	52%

Strategic Priorities	50%	78%

Overall API Score (of 100%)		61.9%

Strategic Priorities (50% Weighting)

Strategic Initiatives

•  Deliver at least one new growth project outside the current portfolio for the Africa and Middle East region

•  Deliver the Lumwana feasibility study and ensure readiness for project set-up in 2025

•  Drive the improvement of mining efficiencies to the planned feasibility study levels of the Super Pit at the Lumwana copper mine

•  Work with other Barrick executives to grow the Africa and Middle East region through value-adding discoveries and acquisitions, including the expansion of Barrick’s copper portfolio

Operational Excellence

•  Maintain and grow the 10-year production profile, supported by a robust and integrated exploration pipeline, and integrate rolling plans into the business with a clear focus on costs

•  Deliver on Barrick’s 2024 business plan for the Africa and Middle East region

•  Manage stock holdings to agreed levels on all sites and continuously review and manage optimal broken stock and stockpiles at each operation to maintain operational flexibility

•  Review and update the power roadmap for Lumwana, Tanzania, and Saudi Arabia, and deliver in line with commitments

•  Review the needs of each site and set out a roadmap for technological innovation in conjunction with functional executives

•  Ensure Tailings Storage Facility actions for “Very High” and “Extreme” consequence facilities in the region, as classified under the GISTM, remain on track

•  Deliver the efficient integration of information technology and operational technology systems across the Africa and Middle East region, and drive accountability across the business

•  Develop human resources capabilities across the Africa and Middle East regional team, and launch the Leadership & Management program in the Africa and Middle East region for frontline management

•  Manage the ramp-up of the Lumwana workforce and ensure it is integrated operationally

•  Review the graduate and bursary programs across Africa and Middle East region, agree with Barrick Exco on strategy, and execute strategy

Sustainability

•  Drive the development of host country nationals and deliver on localization targets for 2024

•  Deliver an integrated Lumwana housing and economic development plan to build on our social license

•  Advance investment in Barrick’s REDD+ program surrounding Lumwana as part of Barrick’s future investments in community projects and contributions to the Zambian economy

60	Barrick Gold Corporation | 2025 Circular

2024 Accomplishments against Strategic Priorities
Strategic Initiatives

✓   Expanded exploration frontiers in the Central African Copper Belt, which positions Barrick to capitalize on the copper fundamentals

✓   Lumwana expansion permitted and engineering partners appointed; on track with early works design and long lead item fabrication

✓   Completed the Lumwana Super Pit expansion feasibility study, which added 5.5 million tonnes of copper reserves to the project, resulting in proven and probable copper reserves of 8.3 million tonnes of copper at 0.52%(1)(2)

✓   New decline development commenced at Bulyanhulu to access new reserves and increase mining flexibility

✓   Significant drilling results at Loulo, Tanzania, and Kibali confirm a quality pipeline of targets, with progress on early-stage targets across Barrick’s expanding greenfields portfolio

Operational Excellence

✓   Solid 10-year production profile extended, driven by investment and growing the 15-year growth pipeline

✓   Growth of gold mineral reserves in the Africa and Middle East region is predominantly driven by both Bulyanhulu and Loulo-Gounkoto, with extensions of the high-grade Reef 2 and Yalea underground orebodies, respectively, combined with growth of the Faraba open pit

✓   Ongoing conversion drilling at Kibali replaced 98% of depletion, with ongoing development to establish further underground drill platforms for 2025(1)

✓   Delivered the Lumwana Expansion feasibility study adding significant mineral reserves, with the operation projected to produce 240kt pa copper from a 52Mt pa process plant expansion extending mine life to more than 30 years

✓   Delivered on 2024 production guidance for the region

✓   Tongon, Bulyanhulu, Jabal Sayid and Buzwagi achieved a full year without a Lost-Time Injury

✓   Kibali gold mine achieved the highest yearly throughput since its commissioning, underscoring the mine’s continued focus on operational excellence

✓   Lumwana delivered record production in Q4 2024

✓   Ensured appropriate flexibility built into mine plans across the region with a focus on stockpiles, broken stocks and development achievement

✓   Tailings Storage Facility projects on track across the region

✓   Further strengthened the management team at Kibali and refocused exploration on highly prospective areas within the Kibali permit which hold significant potential to bolster the mine’s reserve pipeline

✓   Africa and Middle East region achieved its best MIR on record (51% reduction from 2023)

✓   Launched the Leadership & Management program in the Africa and Middle East region, which will train more than 2,500 foremen, supervisors, and superintendents across the region by the end of 2025

✓   Launched the Africa and Middle East regional bursary scheme focused on developing young people from our host nations to study mining and finance-related fields

✓   Progressed power solutions to improve grid stability in Zambia and Tanzania with solid action plans commencing in 2025 and progressed the Saudi Arabia power map to incorporate a grid connection planned for 2026

✓   Implemented real-time data tools for day-to-day management of key performance indicators at Kibali with a planned wider roll-out across the Group

✓   Improvement in Lumwana mining performance driven through the implementation of operator level key performance indicator tracking

✓   Managed the initial onboarding of the core construction team for the Lumwana expansion and implemented a planned ramp-up of the Lumwana workforce for the expansion which integrates with the ongoing operation

✓   Delivered on our Tailings Storage Facility strategies, with the remaining expenditure on track, securing further future growth

Sustainability

✓   Developed a model for renewable energy in African mining through the significant progress on the construction of a 16 MW solar plant at Kibali, designed to reduce carbon dioxide emissions from 45kt to 24kt per year

✓   Delivered on GHG Reductions Roadmap with the progress made on the solar power and BESS project at Kibali

✓   Improved diversity through the continued prioritization of recruiting local nationals (95.29% of the Africa and Middle East region’s workforce at the end of 2024), as well as the continued drive to increase gender diversity, with women representing 8.48% of the region’s workforce at the end of 2024 (up from 7.72% in 2023) and comprising 13.13% of new hires in 2024

✓   The Ma’aden Barrick Copper Company (MBCC), a 50/50 joint venture between Barrick and Ma’aden, became the first mine in Saudi Arabia to recruit women to work in remote areas for operational roles; training deployed for 15 women across multiple disciplines, including as instrument and planning engineers in the maintenance department, and as chemists in the process plant

✓   Continued investment in our REDD+ initiative surrounding Lumwana, to offset environmental impacts, partnering with local chiefdoms and the Zambia government; ~200,000 hectares of forest already secured for the project

✓   Progressed the development of a regional hub in Zambia focused on expanding the current Zambian mining skills and building national companies through an industrial supplier park, creating a new town development for 2,000 employee homes, and building an airstrip to facilitate growth of the economy and improve transport links

(1)

Estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2024, unless otherwise noted. Complete mineral reserve and mineral resource data, including tonnes, grades, and ounces, can be found on pages 83-92 of the MD&A accompanying Barrick’s fourth quarter and full year 2024 financial statements and “Other Information – Technical Information” on page 93.

Barrick Gold Corporation | 2025 Circular	61

Compensation Governance and Oversight

Barrick’s Compensation Governance Process

Board Oversight

The Board is responsible for the oversight of Barrick’s executive compensation principles, practices, and programs and the approval of major compensation programs on the recommendation of the Compensation Committee. The independent directors of the Board approved the compensation of the Chairman (including compensation for his service as Executive Chairman until the completion of the transition on February 13, 2024) and the President and Chief Executive Officer based on the recommendations of the Compensation Committee. The Board also approves director compensation programs.

Role of the Compensation Committee

As the steward of our pay-for-performance philosophy, the Compensation Committee:

•	Designs and drives all aspects of Barrick’s compensation policies and plans;

•	Develops performance measures and scorecards for Barrick’s long-term and short-term executive compensation programs;

•

Evaluates the collective performance of Partnership Plan participants by using the Long-Term Company Scorecard as well as performance of Company and regional measures for the API Program at the end of each year;

•	Provides recommendations to the Board regarding compensation for the Chairman in consultation with the Lead Director;

•

Provides recommendations to the Board regarding compensation for the President and Chief Executive Officer based on an assessment of his performance for the year by the Chairman, in consultation with the Lead Director, at the end of each year;

•

Reviews and approves the compensation of our NEOs and other senior officers, other than the President and Chief Executive Officer, based on their respective individual API Scorecard evaluations and other relevant factors provided by the President and Chief Executive Officer at the end of each year;

•	Considers feedback from shareholders with respect to Barrick’s overall compensation strategy;

•	Considers the implications of risks associated with the Company’s executive compensation programs and practices;

•	Reviews, from time to time, the impact on compensation of human capital initiatives; and

•	Reviews the remuneration of the directors, from time to time, to ensure that it properly reflects the time commitment and responsibilities associated with being an effective director.

Composition of the Compensation Committee

The Compensation Committee is comprised of Isela A. Costantini (Chair), Helen Cai, Christopher L. Coleman, Brian L. Greenspun, and J. Brett Harvey. None of the Compensation Committee members is an officer or employee of Barrick or its subsidiaries, and each member of the Compensation Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Collectively, the Compensation Committee’s members have extensive compensation-related experience in the natural resources and energy sectors as senior executives (past and present) and members of the board of directors and committees of other public and private corporations.

•

Ms. Costantini is the Chair of the Compensation Committee. She has extensive experience as the Chief Executive of Groupo Financiero GST, and well as experience from former roles including President and Chief Executive Officer of Aerolínas Argentinas, and President and general director, Argentina, Paraguay and Uruguay, for General Motors. As such, she draws from her extensive boardroom leadership, management, and international business experience to provide relevant compensation and governance-related insights.

•

Ms. Cai has extensive experience covering public companies as a financial analyst (including in the mining sector) and advising public companies as an investment banker. As such, Ms. Cai has a deep understanding of capital markets perspectives with respect to executive compensation and performance, including short-term and long-term performance measures that are strategically relevant and aligned to overall value creation for shareholders. Ms. Cai is also a member of the Audit & Risk Committee, which assists in the consideration of issues that are relevant to the mandates of both the Audit & Risk Committee and the Compensation Committee.

•

Mr. Coleman served as Chair of the Compensation Committee from January 1, 2019 until August 8, 2024. He has extensive experience as a member of the compensation committee of the board of directors of Papa John’s International, Inc. and was the Chairman of the board of directors of Randgold prior to the Merger. He is Group Head of Banking and a Global Partner of Rothschild & Co. Mr. Coleman is also the Chairman of Rothschild Bank International and serves on a number of other boards and committees of the Rothschild & Co Group. As such, he draws from his extensive boardroom leadership, management, financial, and international business experience to provide relevant compensation and governance-related insights. Mr. Coleman will retire from the Board at the Meeting.

62	Barrick Gold Corporation | 2025 Circular

•

Mr. Greenspun has extensive experience as the Chairman and Chief Executive Officer of Greenspun Media Group. In addition, Mr. Greenspun is the Chair of Barrick’s ESG & Nominating Committee, which assists in the consideration of issues that are relevant to the mandates of both the ESG & Nominating Committee and the Compensation Committee.

•

Mr. Harvey is chairman of Warrior Met Coal’s compensation committee and a member of Allegheny Technologies’ personnel and compensation committee. He has held a number of positions with CONSOL Energy Inc., including Chairman Emeritus, Chairman, and Chief Executive Officer. As such, he draws from his previous committee leadership experience and his management experience to provide relevant compensation and governance-related insights. Mr. Harvey is a member of the Audit & Risk Committee and the ESG & Nominating Committee, which assists in the consideration of issues that are relevant to the respective committee mandates and the Compensation Committee. In addition, Mr. Harvey is the Lead Director of Barrick’s Board of Directors and served as Chair of Barrick’s Compensation Committee prior to its reconstitution on January 1, 2019.

The Board is confident that the Compensation Committee collectively has the knowledge, experience, and background necessary to carry out the Compensation Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Company and its shareholders.

Independent Compensation Consultant

The Compensation Committee has sought the views of an independent compensation consultant on executive compensation-related matters from time to time. On March 1, 2019, the Compensation Committee appointed Willis Towers Watson, now known as WTW, as its independent consultant.

In 2023 and 2024, WTW supported the Compensation Committee with the annual compensation cycle, including a review of the Global Peer Group, a review of Barrick’s compensation design among industry peers, a review of executive compensation benchmarking data for certain executive Partner roles, support on the preparation of the Circular and shareholder engagement and an update of the annual compensation risk assessment which confirmed that our executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick.

The Compensation Committee has reviewed WTW’s protocols and is satisfied that the appropriate safeguards are in place to ensure the objectivity and independence of WTW’s consulting advice.

The chart below summarizes the fees paid to WTW in 2023 and 2024 for services provided to the Compensation Committee.

	Executive Compensation-Related Fees provided to the Compensation Committee(1)		All Other Fees for services provided to management(2)
	2024	2023	2024	2023

WTW	$252,641 (80%)	$209,306 (89%)	$63,928 (20%)	$26,296 (11%)

(1)

WTW’s consulting fees are paid pursuant to a fixed-fee retainer for consulting services provided to the Compensation Committee between April 1, 2023 and March 31, 2024 and between April 1, 2024 and March 31, 2025. The value reported for 2024 reflects the annual retainer for WTW’s consulting support from January 1, 2024 to December 31, 2024. WTW’s consulting fees are in Canadian dollars and have been converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for the relevant year (2024 – 1.3698 and 2023 – 1.3497).

(2)

All Other Fees for services provided to management in 2023 and 2024 includes the purchase of Canadian and U.S. compensation surveys and membership fees for an executive compensation forum, as well as ad hoc requests from management. Consulting fees for services provided in Canada are in Canadian dollars and have been converted to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada for the relevant year (2024 – 1.3698 and 2023 – 1.3497). Consulting fees for services provided in the United States are in U.S. dollars.

The Compensation Committee reviews and approves all fees and terms of consulting services provided by independent compensation consultants that are mandated by the Compensation Committee or commissioned by management. As provided in the Compensation Committee’s mandate, the Chair of the Compensation Committee must pre-approve any non-compensation services provided by the independent compensation consultants to ensure that the independence of the compensation consultants is not compromised.

Barrick Gold Corporation | 2025 Circular	63

Compensation Peer Group and Benchmarking

Barrick’s vision is to be the world’s most valued gold and copper mining business by finding, developing, and owning the best assets, with the best people, to deliver sustainable returns for our owners as partners. As the largest-producing, most geographically diverse and operationally complex mining company in Canada, there are no other Canadian publicly-traded mining companies that are similar to our scope and complexity. The market for executives with the skills and experience required to successfully drive Barrick forward is small, truly global, and in high demand. As a consequence, our Global Peer Group is comprised of 18 global companies that operate in the mining industry (72%) and broader extractive industries (28%), which takes into account Barrick’s existing operational footprint and focus on attracting and retaining the best people in the same or analogous industries. The Global Peer Group was developed based on a comprehensive review by the Compensation Committee in 2019 following the Merger and peers were selected based on the criteria below:

Each year, the Compensation Committee evaluates and, if appropriate, updates the composition of the Global Peer Group. In completing this annual review, the Compensation Committee considers:

•	The Global Peer Group’s long-term alignment to the peer selection criteria;

•	Feedback received from shareholders on its composition; and

•	Gold and mining companies that are subject to a similar long-term commodity cycle and price pressures.

Changes to the Global Peer Group are carefully considered and generally made infrequently to allow for consistency and comparability of market data from year to year. No changes were made to the Global Peer Group in 2024. The current 18 Global Peer Group companies are shown below.

Composition	Company	Country	Primary Industry
Global Mining Companies (72%)	Agnico Eagle Mines Limited	Canada	Gold
	Anglo American plc	United Kingdom	Diversified Metals & Mining
	AngloGold Ashanti plc	South Africa	Gold
	Antofagasta plc	United Kingdom	Copper
	BHP Group Limited	Australia	Diversified Metals & Mining
	First Quantum Minerals Ltd.	Canada	Copper
	Freeport McMoran Inc.	United States	Copper
	Gold Fields Limited	South Africa	Gold
	Kinross Gold Corporation	Canada	Gold
	Newmont Corporation	United States	Gold
	Rio Tinto Ltd.	United Kingdom	Diversified Metals & Mining
	South32 Limited	Australia	Diversified Metals & Mining
	Teck Resources Limited	Canada	Diversified Metals & Mining
Global Extractive Non-Mining Companies (28%)	Canadian Natural Resources Ltd.	Canada	Oil & Gas Exploration and Production
	Cenovus Energy Inc.	Canada	Integrated Oil & Gas
	Hess Corporation	United States	Oil & Gas Exploration and Production
	Occidental Petroleum Corporation	United States	Oil & Gas Exploration and Production
	Suncor Energy Inc.	Canada	Integrated Oil & Gas

64	Barrick Gold Corporation | 2025 Circular

Compensation Benchmarking

Barrick is one of the largest gold mining companies in the world and although this is reflected in its size relative to the companies included in the 2024 Global Peer Group, the Global Peer Group is only one reference point considered by the Committee when reviewing executive pay levels. Barrick is positioned above the median of the 2024 Global Peer Group based on assets (1.26x) and below median based on revenues (0.82x) and market capitalization (0.68x). The Compensation Committee considers several factors, including Barrick’s relative scale and complexity, when assessing the appropriateness of pay levels. As Barrick is the largest, most geographically diverse, and operationally complex Canadian gold and copper producer, and one of the largest and most complex gold miners in the world, executive pay levels are also considered in the context of other relevant factors, such as: the caliber and experience of the CEO and the executive leadership team; the scope and complexity of the executive roles in the context of Barrick’s flat, decentralized management structure; and Barrick’s executive pay arrangements of which a significant majority is variable pay linked to challenging performance expectations.

In consideration of the above, total compensation opportunities are positioned between the median and 75th percentile of the Global Peer Group. Actual total compensation may be higher or lower than the median to 75th percentile range to reflect actual performance delivered and corresponding incentive compensation outcomes. Total compensation in excess of the 75th percentile will only be awarded for superior outperformance.

In 2024, the Compensation Committee reviewed benchmarking data for the Executive Committee, including our NEOs. The benchmarking data was referenced alongside other considerations, including the scope, responsibilities, and accountability of the members of our Executive Committee which at times may be broader than their respective job titles indicate. When determining executive compensation levels, the Compensation Committee also considered shareholder and governance views, the overall economic climate and business environment, retention needs, experience, and potential for future advancement. Additionally, the Compensation Committee considered Barrick’s TSR performance on an absolute and relative basis to ensure pay decisions reflect the overall shareholder experience. TSR performance is reviewed annually against the Global Peer Group, sector peers, and other broad market indices. TSR performance is assessed for companies outside of our Global Peer Group as Barrick Shares are widely-held by institutional and retail shareholders who have shareholding interests beyond companies that operate in the mining industry.

Managing Compensation Risks

We regularly monitor the risks associated with our executive compensation plans, programs, policies, and decisions. In 2024, the Compensation Committee reviewed an update of the annual compensation risk assessment conducted by WTW, which confirmed that Barrick has strong incentive governance practices and an executive compensation structure that is well-balanced. The assessment also confirmed that our executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick.

Barrick Gold Corporation | 2025 Circular	65

What we do

✓	We pay for performance	✓	We maintain a robust Clawback Policy and Executive Officer Recovery Policy

✓	We ensure that the long-term interests of our directors, management, and fellow owners are one and the same	✓	We design our compensation plans to mitigate undue risk-taking

✓	We balance short-term and long-term incentive compensation for our NEOs	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards

✓	We cap incentive plan payouts for our NEOs	✓	We regularly review compensation

✓	We stress-test incentive compensation programs, awards, and payouts	✓	We hold an annual advisory vote on executive compensation

✓	We maintain market-leading minimum share ownership requirements for our NEOs	✓	We regularly and proactively engage with our shareholders and consider their feedback to refine our compensation practices

✓	We require all employees, including our NEOs, to certify annually their compliance with the Code of Business Conduct and Ethics	✓

We regularly consider the implications of the risks associated with the Company’s executive compensation programs and practices including through discussion by independent directors at our three standing committees

What we do not do

✗	We do not guarantee incentive compensation	✗	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership

✗	We do not re-price equity-based incentive compensation awards	✗	We do not grant deferred cash incentives for executive compensation purposes

✗	We do not provide tax gross ups in connection with Change in Control severance payments

Clawback Policy and Executive Officer Recovery Policy

Barrick has in place a robust Incentive Compensation Recoupment Policy (Clawback Policy). Under the Clawback Policy, we may recoup certain incentive compensation paid to our NEOs, other Partnership Plan participants, former executive officers, and certain other officers and employees (a Covered Person) in cases of a material financial restatement which improperly resulted in the overpayment of incentive compensation. The Clawback Policy provides that in the event of a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, other than as a result of a change in accounting principles or securities laws, the Board may seek to recoup excess incentive compensation which was paid or granted upon the achievement of certain financial results in the 36-month period preceding the date of the restatement, to the extent that the amount of such compensation would have been lower if the financial results had been properly reported. In the case of our NEOs, and Partnership Plan participants, the Clawback Policy applies regardless of whether the individual engaged in wrongful conduct that caused or was a significant contributing factor to the need for the restatement.

The Clawback Policy also allows for the recoupment of incentive compensation from Covered Persons, where the Board determines that wrongful conduct (fraud, dishonesty, or gross negligence) has occurred which resulted in a Covered Person improperly achieving certain performance targets and receiving or realizing a higher amount of incentive compensation than such Covered Person would have otherwise been entitled to receive or realize. Recoupment can be sought for a period of 36 months from the date on which the wrongful conduct occurred. A copy of our Clawback Policy is available on our website at www.barrick.com/about/governance.

In addition to the Clawback Policy, in November 2023, Barrick adopted an Executive Officer Recovery Policy that complies with Section 10D of the Exchange Act, Rule 10D-1 thereunder and the applicable NYSE listing standards. Among other things, the Executive Officer Recovery Policy requires Barrick to promptly recover any specified incentive compensation received by any current or former executive officer in the event of an accounting restatement required due to a material noncompliance by the Company with any financial reporting requirements under securities laws applicable to the Company in connection with its listing on the NYSE. The foregoing summary is for informational purposes only and is qualified in its entirety by the full text of our Executive Officer Recovery Policy, which is available on our website at www.barrick.com/about/governance.

66	Barrick Gold Corporation | 2025 Circular

NEO Share Ownership Requirements

Our partnership culture requires that our Partners be owners; we expect Partners to have a high degree of financial and emotional ownership in the Company. Share ownership is a core attribute of our culture and a principle that all of our Partners embrace.

Reflecting this philosophy, Barrick has implemented minimum share ownership requirements for our NEOs, including the President and Chief Executive Officer (10 times salary), Senior Executive Vice-President, Chief Financial Officer (five times salary), Senior Executive Vice-President, Strategic Matters (five times salary), Chief Operating Officer, Latin America and Asia Pacific (five times salary), and Chief Operating Officer, Africa and Middle East (five times salary). Minimum share ownership requirements vary depending on tenure and role. The minimum share ownership requirements extend to other Partners, including Senior Vice-Presidents, Vice-Presidents, Executive Directors, and General Managers. To further underscore our commitment to maintaining market-leading share ownership requirements, in 2021, we introduced an enhanced share ownership requirement subject to which all of our Partners, including our NEOs, are now required to retain at least 50% of their share ownership requirement in actual Barrick Shares.

All Partners have until the later of five years from the date they become a Partner and February 2025 to meet the share ownership requirements. Barrick Shares held by our NEOs and Partners, Barrick Shares purchased through Barrick’s BSPP, Barrick Shares held in trust and nominee accounts (including vested share-based awards from Randgold legacy plans that were granted prior to the Merger), and unvested RSUs and PGSUs (both time-vested) are counted towards satisfying share ownership requirements. The share ownership requirements for our NEOs and Partners are evaluated at least once per year on December 31 and may also be evaluated following the annual LTI granting cycle each February, after the end of the most recently completed financial year.

In the table below, share ownership has been evaluated as at December 31, 2024 and March 1, 2025 to take into consideration the LTI grants that were made to our NEOs in February 2025 for their 2024 performance. All NEOs met their minimum share ownership requirements as at December 31, 2024 and March 1, 2025. All NEOs also met their enhanced share ownership requirements to retain 50% of their minimum shareholder requirements in actual Barrick Shares as at December 31, 2024 and March 1, 2025.

2024 Requirement			Actual Share Ownership Details for NEOs(1)

Name and Principal Position	Multiple of Salary(2)	Date	Value of Barrick Shares (# Barrick Shares)	Value of PGSUs Subject to Vesting (# PGSUs)	Value of RSUs Subject to Vesting (# RSUs)	Value of Total Ownership(1) (# Total)	Total Share Ownership Multiple of Salary(2)
D. Mark Bristow President and Chief Executive Officer(3)	10x	December 31,	$99,247,771	$10,171,798	Nil	$109,419,569	60.8x
		2024	(6,403,082)	(656,245)	(Nil)	(7,059,327)
		March 1,	$117,752,684	$13,014,478	Nil	$130,767,161	72.6x
		2025	(6,633,954)	(733,210)	(Nil)	(7,367,164)
Graham P. Shuttleworth Senior Executive Vice- President, Chief Financial Officer(4)	5x	December 31,	$10,215,322	$4,144,080	$373,628	$14,733,029	18.4x
		2024	(659,053)	(267,360)	(24,105)	(950,518)
		March 1,	$13,177,920	$5,302,209	$427,864	$18,907,992	23.6x
		2025	(742,418)	(298,716)	(24,105)	(1,065,239)
Kevin J. Thomson Senior Executive Vice- President, Strategic Matters(5)	5x	December 31,	$4,951,630	$4,134,207	Nil	$9,085,837	11.4x
		2024	(319,460)	(266,723)	(Nil)	(586,183)
		March 1,	$6,575,612	$5,317,634	Nil	$11,893,246	14.9x
		2025	(370,457)	(299,585)	(Nil)	(670,042)
Mark F. Hill Chief Operating Officer, Latin America and Asia Pacific(6)	5x	December 31,	$2,045,752	$3,654,063	Nil	$5,699,815	7.9x
		2024	(131,984)	(235,746)	(Nil)	(367,730)
		March 1,	$3,870,725	$4,747,025	Nil	$8,617,749	11.9x
		2025	(218,069)	(267,438)	(Nil)	(485,507)
Sebastiaan Bock Chief Operating Officer, Africa and Middle East(7)	5x	December 31,	$1,992,587	$2,304,974	Nil	$4,297,561	7.8x
		2024	(128,554)	(148,708)	(Nil)	(277,262)
		March 1,	$3,211,312	$3,318,558	Nil	$6,529,870	11.4x
		2025	(180,919)	(186,961)	(Nil)	(367,880)

(1)

The value of Barrick Shares, PGSUs, RSUs, and DSUs is based on the closing price of Barrick Shares on the NYSE on December 31, 2024 ($15.50), and February 28, 2025 ($17.75), the last trading day prior to March 1, 2025.

(2)

For the purposes of determining the share ownership requirements as at December 31, 2024, the 2024 annual pre-tax base salary has been used for Messrs. Bristow ($1,800,000); Shuttleworth ($800,000); Thomson ($800,000); Hill ($725,000); and Bock ($550,000). For the purposes of determining the share ownership requirements as at March 1, 2025, the 2025 annual pre-tax base salary has been used for Messrs. Bristow ($1,800,000); Shuttleworth ($800,000); Thomson ($800,000); Hill ($725,000); and Bock ($575,000).

(3)

As at March 1, 2025, Dr. Bristow owns 6,327,365 Barrick Shares directly. In addition, Dr. Bristow holds 306,589 Barrick Shares pursuant to the exchange into Barrick Shares of the one-off Randgold CEO Award that was granted to him by Randgold in 2013. These Barrick Shares must be held for the duration of Dr. Bristow’s employment with Barrick. Dr. Bristow’s total ownership position of Barrick Shares is worth 65.4 times his base salary as at March 1, 2025 and 654% of his total share ownership requirement.

Barrick Gold Corporation | 2025 Circular	67

(4)

As at March 1, 2025, Mr. Shuttleworth holds 742,418 Barrick Shares directly. Mr. Shuttleworth’s total ownership position of Barrick Shares is worth 16.5 times his base salary as at March 1, 2025 and 329% of his total share ownership requirement.

(5)	As at March 1, 2025, Mr. Thomson held 370,457 Barrick Shares directly worth approximately 8.2 times his base salary and 164% of his total share ownership requirement.

(6)	As at March 1, 2025, Mr. Hill held 218,069 Barrick Shares directly worth approximately 5.3 times his base salary and 107% of his total share ownership requirement.

(7)	As at March 1, 2025, Mr. Bock held 180,919 Barrick Shares directly worth approximately 5.6 times his base salary and 112% of his total share ownership requirement.

Shareholder Return Performance Graphs

Five-Year Cumulative Total Shareholder Return on Cdn $100 Investment(1)

December 31, 2019 to December 31, 2024

The following graph compares the total cumulative shareholder return for Cdn $100 invested in Barrick Shares on the TSX at December 31, 2019 with the cumulative total return of the S&P/TSX Global Gold Index and the S&P/TSX Composite Index for the five most recently completed financial years, assuming the reinvestment of dividends.

Barrick (TSX)
S&P/TSX Composite Index
S&P/TSX Global Gold Index
Total Shareholder Return (Cdn $)
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
2019
2020
2021
2022
2023
2024

(1)

Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on Cdn $100 Investment

	2019	2020	2021	2022	2023	2024

Barrick (TSX:ABX)	$100	$121.82	$104.94	$105.07	$111.01	$105.81

S&P/TSX Composite Index	$100	$105.61	$132.17	$124.57	$139.30	$169.46

S&P/TSX Global Gold Index	$100	$122.09	$115.59	$112.81	$117.97	$142.52

68	Barrick Gold Corporation | 2025 Circular

Five-Year Cumulative Total Shareholder Return on US $100 Investment(1)

December 31, 2019 to December 31, 2024

The following graph compares the total cumulative shareholder return for US $100 invested in Barrick Shares on the NYSE at December 31, 2019 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index, the VanEck Gold Miners ETF (GDX), and the S&P 500 Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

(1)

Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index, the PHLX Gold & Silver Sector (XAU) Index, and the GDX are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on US $100 Investment

	2019	2020	2021	2022	2023	2024

Barrick (NYSE:GOLD)	$100	$124.16	$107.56	$100.90	$108.83	$95.46

S&P 500 Index	$100	$118.39	$152.34	$124.73	$157.48	$196.85

PHLX Gold & Silver Sector Index	$100	$136.04	$127.04	$118.33	$125.44	$139.02

GDX	$100	$123.66	$111.89	$101.84	$111.98	$123.89

Barrick Gold Corporation | 2025 Circular	69

Share Performance and Executive Compensation

Change in Named Executive Officer Total Compensation(1)

versus Barrick Cumulative Value(2) of Cdn $100 and US $100 Investment

December 31, 2019 to December 31, 2024

Barrick (TSX)
Barrick (NYSE)
NEO Total Compensation
Total Shareholder Return (Cdn $ or US $ as applicable)
Total Compensation, Indexed to 2019 (US $)
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
2019
2020
2021
2022
2023
2024

(1)

Total compensation represents the total reported value of salary, API, grant date fair value of equity-based LTI awards, pension value, and all other compensation from the “Summary Compensation Table” for the NEOs in such role as at December 31 each year. To provide a consistent basis of comparison over the five-year period, the figures for all years include total compensation for only the top five NEOs who were active in their roles as of December 31 each year. The compensation for interim NEOs and departed NEOs has been excluded; however, this information is disclosed in the information circular for the relevant year. Total 2019 compensation for all NEOs in 2019 was included to enable year-over-year comparability. For 2024, the total compensation for all NEOs was included and this information is disclosed in the “Summary Compensation Table” on page 72 of the Circular.

(2)	Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date.

Five-Year Total Shareholder Return on Cdn $100 and US $100 Investment

	2019	2020	2021	2022	2023	2024

Barrick (TSX:ABX)	$100	$121.82	$104.94	$105.07	$111.01	$105.81

Barrick (NYSE:GOLD)	$100	$124.16	$107.56	$100.90	$108.83	$95.46

Five-Year Change in NEO Total Compensation

	2019	2020	2021	2022	2023	2024

NEO Total Compensation (Indexed to 2019 Compensation)	100.00 (Index Year)	113.17 13%	90.45 -10%	92.29 -8%	81.02 -19%	76.74 -23%

NEO Total Compensation (U.S. millions)	$39.44	$44.64	$35.68	$36.40	$31.96	$30.27

Each year, the Compensation Committee reviews NEO total compensation in the context of their individual and collective contributions to Barrick’s financial and operational performance, as assessed through tailored API Scorecards and the Long-Term Company Scorecard. The Committee also reviews NEO total compensation in the context of the overall shareholder experience, which includes an assessment of progress against the achievement of long-term strategic objectives, using various metrics including relative and absolute TSR performance. Due to the long-term nature of the mining industry and the volatility of the gold price, the Committee takes a balanced view when assessing performance. Short-term performance delivered, including demonstrable actions taken to address critical issues facing the business, is considered alongside Barrick’s emphasis on sustainable profitability and long-term value creation.

70	Barrick Gold Corporation | 2025 Circular

We are building the world’s most valued gold and copper company by owning the best assets, managed by the best people to deliver the best returns and benefits to all our stakeholders. Driven by a proven strategy and a management team committed to value creation, we plan for the long-term and continuously invest in sustainable growth, with worldwide exploration programs designed to deliver a steady stream of new business opportunities.

2024 was another year of significant progress, built on a strategy set at the time of our transformational Merger with Randgold in 2019. On our journey to build the world’s most valued gold and copper mining company with a differentiated strategy, we continue to deliver a strong financial performance, showcase our commitment to partnerships with our host countries and stakeholders, and pursue growth and optimization opportunities as “One Team with One Mission”. We have a world-class portfolio of Tier One Gold and Copper Assets, and a solid foundation on which we can grow our production and our value. Barrick also has one of the deepest project pipelines in the mining industry, including brownfield projects near existing operations, greenfield exploration discoveries and some of the largest undeveloped gold and copper deposits in the world. We continue to maintain a strong balance sheet and are well positioned to capitalize on future growth and investment opportunities aligned to our strategic vision, sustainability ambitions, and investment filters.

In consideration of Barrick’s performance in 2024 and the NEOs’ individual contributions to Barrick’s strategic progress, a collective grade of 57.8 out of 100 was awarded for the Long-Term Company Scorecard (which determines the PGSU Awards) and an average score of 74 out of 100 was assessed for the NEOs’ individual performance against the Company’s strategic priorities (which accounts for 50% of the API outcome) or an average score of 58 out of 100 after factoring in Company and regional performance where applicable and which accounts for the remaining 50% of the API outcome. The total compensation awarded to the 2024 NEOs was $30.27 million, compared to $39.44 million in 2019 as a baseline, during which a collective grade of 67 out of 100 was awarded for the Long-Term Company Scorecard and an average score of 80 out of 100 was awarded on the API Scorecards of the 2019 NEOs. 2024 total compensation for our NEOs decreased by 23% from 2019 levels, compared to total returns of 6% and -4.5% on the TSX and NYSE, respectively, over the same period.

2024 total compensation for our NEOs is 1.4% of Barrick’s adjusted net earnings(1) of $2,213 million, and 0.1% of Barrick’s common shareholder equity of $24,290 million as at December 31, 2024.

(1)

Adjusted net earnings is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 88.

Barrick Gold Corporation | 2025 Circular	71

Summary Compensation Table

The table below summarizes the compensation of our NEOs for the three financial years ended December 31, 2024, 2023, and 2022(1). Our 2024 NEOs are our President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, Latin America and Asia Pacific; and the Chief Operating Officer, Africa and Middle East. The key factors necessary to understand the compensation summarized in the following table are described under “Compensation Discussion & Analysis” and in the footnotes to this table.

					Non-Equity Incentive Plan Compensation (f)
Name and Principal Position	Year	Salary	Share-Based Awards(2)	Option- Based Awards(3)	Annual Incentive Plans	Long-Term Incentive Plans	Pension Value(4)	All Other Compen- sation(5)	Total Compen- sation
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
D. Mark Bristow	2024	1,800,000	6,242,400	Nil	2,944,645	Nil	711,697	140,242	11,838,984
President and Chief	2023	1,800,000	5,767,200	Nil	4,137,853	Nil	890,678	135,485	12,731,216
Executive Officer(6)	2022	1,800,000	6,480,000	Nil	4,050,000	Nil	877,500	152,917	13,360,417
Graham P. Shuttleworth	2024	800,000	2,543,200	Nil	1,409,139	Nil	331,371	80,004	5,163,714
Senior Executive Vice-	2023	800,000	2,728,600	Nil	1,746,337	Nil	381,951	73,466	5,730,354
President, Chief	2022	800,000	3,019,000	Nil	2,057,143	Nil	428,571	61,891	6,366,605
Financial Officer(7)
Kevin J. Thomson	2024	800,000	2,543,200	Nil	1,350,364	Nil	322,555	25,603	5,041,722
Senior Executive Vice-	2023	800,000	2,349,600	Nil	1,742,908	Nil	381,436	29,717	5,303,661
President, Strategic	2022	800,000	2,640,000	Nil	1,900,408	Nil	405,061	31,029	5,776,498
Matters(8)
Mark F. Hill	2024	725,000	2,304,775	Nil	1,296,912	Nil	303,287	26,587	4,656,561
Chief Operating Officer,	2023	725,000	2,129,325	Nil	1,487,716	Nil	331,907	25,596	4,699,544
Latin America and Asia	2022	691,650	2,222,748	Nil	1,482,107	Nil	326,064	167,533	4,890,102
Pacific(9)
Sebastiaan Bock	2024	550,000	1,748,450	Nil	1,021,906	Nil	Nil	247,280	3,567,636
Chief Operating Officer,	2023	525,000	1,541,925	Nil	1,161,401	Nil	Nil	263,376	3,491,702
Africa and Middle East(10)	2022	434,042	1,046,040	Nil	846,273	Nil	Nil	115,031	2,441,386

(1)

All compensation is reported in U.S. dollars. Compensation for Dr. Bristow is denominated in U.S. dollars and paid in U.S. dollars. Compensation for Mr. Shuttleworth is denominated in U.S. dollars and paid in Pound sterling. Compensation for Mr. Thomson is denominated in U.S. dollars and paid in Canadian dollars. Compensation for Mr. Hill in 2023 and 2024 is denominated in U.S. dollars and paid in U.S. dollars; for 2022, compensation was denominated in Canadian dollars and paid in Canadian dollars. Compensation for Mr. Bock is denominated in U.S. dollars and paid based on a mix of South African Rand and U.S. dollars.

(2)

The figures shown reflect the grant date fair value of PGSUs and RSUs approved by the Compensation Committee for the specified fiscal years. For Messrs. Bristow, Shuttleworth, and Bock, PGSUs granted on February 10, 2025, February 12, 2024 and February 13, 2023 were denominated in U.S. dollars. For Mr. Shuttleworth, RSUs that were granted on March 3, 2023 were denominated in U.S. dollars. For Mr. Thomson, PGSUs granted on February 10, 2025 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average exchange rate on the grant date: i.e., February 10, 2025: 1.4323. PGSUs granted on February 12, 2024 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average exchange rate on the grant date: i.e., February 12, 2024: 1.345. PGSUs granted on February 13, 2023 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average exchange rate on the trading day preceding the grant date: i.e., February 10, 2023: 1.3362. For Mr. Hill, PGSUs granted on February 10, 2025 and February 12, 2024 were denominated in U.S. dollars. PGSUs granted on February 13, 2023 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average exchange rate on the trading day preceding the grant date: i.e., February 10, 2023: 1.3362. For awards granted on or after October 31, 2023, grant date fair value is determined by multiplying the number of PGSUs or RSUs, as applicable, by the VWAP of Barrick Shares on the TSX or the NYSE on the five trading days preceding the grant date, or if the grant date occurs during a Blackout Period or during the first five trading days following the expiration of the Blackout Period, the VWAP of Barrick Shares on the TSX or the NYSE on the five trading days immediately following the expiration Blackout Period. For awards granted prior to October 31, 2023, grant date fair value was determined by multiplying the number of PGSUs or RSUs, as applicable, by the closing share price of Barrick Shares on the TSX or the NYSE on the day preceding the grant date or, for PGSUs only, if the grant date occurs during a Blackout Period, the number of PGSUs is determined by the greater of the closing share price of Barrick Shares on the TSX or the NYSE on the first trading day following the expiration of the Blackout Period or the date preceding the grant date. These compensation fair values are the same as those used for accounting purposes. The following table summarizes the PGSUs and RSUs granted to the NEOs for the last three fiscal years.

72	Barrick Gold Corporation | 2025 Circular

Grants of Share-Based Awards (2022 – 2024)

Name	Grant Date	Number of PGSU Awards	Number of RSU Awards

D. Mark Bristow	February 10, 2025	337,793	Nil
	February 12, 2024	394,474	Nil
	February 13, 2023	361,406	Nil
	February 14, 2022*	Nil	Nil
Graham P. Shuttleworth	February 10, 2025	137,620	Nil
	February 12, 2024	160,712	Nil
	March 3, 2023*	Nil	23,138
	February 13, 2023	147,240	Nil
	February 14, 2022*	Nil	18,327

Kevin J. Thomson	February 10, 2025	138,926	Nil
	February 12, 2024	160,011	Nil
	February 13, 2023	147,351	Nil

Mark F. Hill	February 10, 2025	124,718	Nil
	February 12, 2024	145,645	Nil
	February 13, 2023	124,061	Nil

Sebastiaan Bock	February 10, 2025	94,614	Nil
	February 12, 2024	105,467	Nil
	February 13, 2023	58,341	Nil

*	Includes Restructured Retention RSU Awards (see page 43 for details)

PGSUs vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period). Barrick Shares acquired with the after-tax value of all PGSUs must be held until the applicable share ownership requirement is met, in which case Barrick Shares in excess of the share ownership requirement may be sold. PGSUs are further described in “2024 Compensation of our Named Executive Officers – Performance Granted Share Units (PGSUs)” beginning on page 41. The Restructured Retention RSU Award granted to the Senior Executive Vice-President, Chief Financial Officer on March 3, 2023 vests and becomes payable 33 months from the date of grant. Upon vesting, the after-tax value will be used to purchase Barrick Shares that can only be sold if the Senior Executive Vice-President, Chief Financial Officer satisfies the applicable share ownership requirement (in which case, only Barrick Shares in excess of the share ownership guideline may be sold) or if he retires or leaves the Company. The 2023 Restructured Retention RSU Award is reflected in the 2023 compensation row of the “Summary Compensation Table”. The Restructured Retention RSU Award granted to the Senior Executive Vice-President, Chief Financial Officer on February 14, 2022 vested on November 14, 2024 and the after-tax value was used to purchase Barrick Shares subject to the same holding requirements. See “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2024” for more details. The 2022 Restructured Retention RSU Award is reflected in the 2022 compensation row of the “Summary Compensation Table”. See page 43 for a description of the Restructured Retention RSU Awards.

(3)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(4)

The figures shown represent employer contributions pursuant to the Executive Retirement Plan or Retirement Trust Scheme, as applicable, for compensation earned in 2024. Employer contributions to the Executive Retirement Plan or Retirement Trust Scheme with respect to the API award earned for the year ended December 31, 2024 are made in February of the following year. No above-market or preferential earnings are credited on any contributions. For Messrs. Bristow and Hill, Retirement Trust Scheme contributions are made and reported in U.S. dollars. For Mr. Shuttleworth, Retirement Trust Scheme contributions are made in Pound sterling and converted to U.S. dollars using the annual average exchange rate reported by the Bank of England for each respective year. For Mr. Thomson, Executive Retirement Plan contributions are made in Canadian dollars and are converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for each respective year. Mr. Bock does not participate in the Executive Retirement Plan or the Retirement Trust Scheme and receives an annual cash sum equivalent to 15% of annual earned salary and API in lieu of an executive pension arrangement. See “Executive Retirement Plans” on page 76 for further details.

(5)

The amounts disclosed in All Other Compensation represent the dollar value of various benefit plan costs and insurance premiums paid by the Company on behalf of the respective NEO; taxable allowances and/or reimbursements for certain benefits and perquisites made available to our NEOs, such as a car allowance, financial counselling or tax preparation services, parking, executive medical benefits, relocation benefits, ground and air transport, and other compensation not reported in any other column of the “Summary Compensation Table”, such as cash-based on-hire awards, as applicable. The benefits and perquisites for each NEO are denominated in U.S. dollars using the Bank of Canada, Bank of England, or South African Rand annual average exchange rates, as applicable, for each applicable year. In 2024, Messrs. Bristow, Shuttleworth, and Bock received benefits and perquisites in excess of Cdn $50,000. 2024 benefits and perquisite details, including those that represent more than 25% of the total value individually reportable, are as follows:

•	Dr. Bristow received $140,242 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability premiums of $102,819;

•	Mr. Shuttleworth received $80,004 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $29,791;

•	Mr. Thomson received $25,603 in benefits and perquisites, including a car allowance of $14,600 and life insurance, AD&D coverage, and executive disability premiums of $7,068;

•	Mr. Hill received $26,587 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability premiums of $8,883, and executive medical benefits of $11,338; and

•	Mr. Bock received $247,280 in benefits and perquisites, including an annual cash sum equivalent to 15% of annual earned salary and API in lieu of an executive pension arrangement of $235,786.

(6)

Dr. Bristow was appointed President and Chief Executive Officer of Barrick effective January 1, 2019. Dr. Bristow’s share-based awards in 2022 and 2023 exclude $2,000,000 of forfeited value from prior Restructured Retention RSU Awards. These awards were forfeited upon mutual determination following discussions among the Compensation Committee, the independent directors of the Board, and the President and Chief Executive Officer to ensure a strong alignment of compensation with the overall shareholder experience. For additional information, see “Previous Compensation Policies and Arrangements that Continue to Apply – Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 43.

Barrick Gold Corporation | 2025 Circular	73

(7)

Mr. Shuttleworth was appointed Senior Executive Vice-President, Chief Financial Officer of Barrick effective January 1, 2019. Mr. Shuttleworth’s share-based awards include Restructured Retention RSU Awards granted in 2022 and 2023, each with a grant date fair value equal to $379,000. The 2022 Restructured Retention RSU Award vested in November 2024 and upon vesting, after-tax proceeds were used to purchase Restricted Shares, which Restricted Shares are subject to a holding period that precludes any sale of such Restricted Shares until Mr. Shuttleworth achieves his share ownership requirement (in which case only the excess may be sold) or until he retires or leaves the Company. The 2023 Restructured Retention RSU Award is due to vest in December 2025 and upon vesting will be subject to the same holding requirement as applicable to the 2022 Restructured Retention RSU Award. For additional information, see “Previous Compensation Policies and Arrangements that Continue to Apply – Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 43.

(8)	Mr. Thomson was appointed Senior Executive Vice-President, Strategic Matters on October 14, 2014.

(9)

Mr. Hill was appointed Chief Investment Officer on September 12, 2016 and was appointed Chief Operating Officer, Latin America and Asia Pacific on January 1, 2019. On September 30, 2022, Mr. Hill moved to the Dominican Republic and was eligible for relocation benefits ($129,111) provided under our international relocation program, which are valued at the price to the Company for providing these services. The relocation benefits are included in All Other Compensation for 2022. For 2023, Mr. Hill’s annual salary was redenominated in U.S. dollars ($725,000).

(10)

Mr. Bock was appointed Senior Vice-President, Chief Financial Officer, Africa and Middle East on January 1, 2019 and was appointed Chief Operating Officer, Africa and Middle East on July 1, 2022. For 2022, Mr. Bock’s annual salary was adjusted to $360,850 effective March 1, 2022, and further increased to $460,850, effective April 1, 2022, in recognition of his transition to the Chief Operating Officer, Africa and Middle East role. In 2023, Mr. Bock’s annual salary was $525,000, effective January 1, 2023, reflecting his appointment to Chief Operating Officer, Africa and Middle East. Effective January 1, 2024, Mr. Bock’s annual salary was increased to $550,000 following a review of market competitiveness and internal equity.

74	Barrick Gold Corporation | 2025 Circular

Incentive Plan Award Tables

Aggregate Option Exercises During Financial Year Ended December 31, 2024

None of the NEOs have outstanding stock options.

Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2024(1)

The following table provides information for all share-based awards to NEOs outstanding as at December 31, 2024. None of the NEOs have outstanding stock options.

	Option Awards(2)				Share-Based Awards(3)

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options or Similar Instruments	Number of Shares or Units of Shares That Have Not Vested (includes PGSUs and RSUs)	Market or Payout Value of Share- Based Awards That Have Not Vested (includes PGSUs and RSUs)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (DSUs)

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
D. Mark Bristow

2/13/2023	Nil	Nil		Nil	252,484	$3,913,495	Nil
2/12/2024	Nil	Nil		Nil	403,762	$6,258,314	Nil
Total(4)	Nil			Nil	656,246	$10,171,809	Nil
Graham P. Shuttleworth

2/13/2023	Nil	Nil		Nil	102,864	$1,594,395	Nil
3/3/2023	Nil	Nil		Nil	24,106	$373,637	Nil
2/12/2024	Nil	Nil		Nil	164,496	$2,549,689	Nil
Total(5)	Nil			Nil	291,466	$4,517,721	Nil
Kevin J. Thomson

2/13/2023	Nil	Nil		Nil	102,943	$1,594,587	Nil
2/12/2024	Nil	Nil		Nil	163,780	$2,536,954	Nil
Total(6)	Nil			Nil	266,723	$4,131,541	Nil
Mark F. Hill

2/13/2023	Nil	Nil		Nil	86,672	$1,342,545	Nil

2/12/2024	Nil	Nil		Nil	149,074	$2,310,652	Nil
Total(7)	Nil			Nil	235,746	$3,653,197	Nil
Sebastiaan Bock

2/13/2023	Nil	Nil		Nil	40,758	$631,748	Nil
2/12/2024	Nil	Nil		Nil	107,950	$1,673,230	Nil
Total(8)	Nil			Nil	148,708	$2,304,978	Nil

(1)

None of the NEOs have outstanding stock options or DSUs. The amounts shown in the table above for each of the NEOs as at December 31, 2024 include: (i) the aggregate number of unvested PGSUs and RSUs and (ii) the market value of such PGSUs and RSUs based on the closing price of Barrick Shares on December 31, 2024. For PGSUs and RSUs, the closing share price of Barrick Shares is based on the TSX or NYSE on December 31, 2024 and converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 31, 2024 where applicable. The value realized upon vesting of a PGSU is equal to the closing share price of Barrick Shares on the respective exchange on the vesting date. For RSU awards made prior to October 31, 2023, the value realized upon vesting of an RSU is equal to the average closing share price of Barrick Shares on the respective exchange during the five trading days preceding the vesting date. For RSU awards made after October 31, 2023, the value realizable upon vesting of an RSU is equal to the VWAP of Barrick Shares on the respective exchange during the five trading days preceding the vesting date.

(2)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(3)

PGSUs vest in one-third increments over three years from the date of grant, on the 12-month anniversary, 24-month anniversary, and 33-month anniversary (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period). Upon vesting, the after-tax proceeds are used to purchase Restricted Shares that must be held until attainment of individual share ownership requirements, which include the additional requirement to retain at least 50% of the share ownership requirement in actual Barrick Shares. RSUs generally vest 33 months from the date of grant unless otherwise specified. Market or payout value of PGSU awards and RSU awards that have not vested is determined by multiplying the number of PGSUs or RSUs by the closing share price of Barrick Shares on the TSX or NYSE, as applicable, as at December 31, 2024 (Cdn $22.29 for TSX awards and $15.50 for NYSE awards).

(4)	Dr. Bristow’s total outstanding share-based awards include 635,411 PGSUs and 20,835 PGSU dividend equivalents.

(5)

Mr. Shuttleworth’s total outstanding share-based awards include 258,872 PGSUs, 8,488 PGSU dividend equivalents, 23,138 RSUs, and 968 RSU dividend equivalents. The RSUs granted on March 3, 2023 vest 33 months from the date of grant and, upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until Mr. Shuttleworth achieves his share ownership requirement (in which case only the excess may be sold) or until he retires or leaves the Company. For additional information, see “Previous Compensation Policies and Arrangements that Continue to Apply – Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 43.

(6)	Mr. Thomson’s total outstanding share-based awards include 258,245 PGSUs and 8,478 PGSU dividend equivalents.

(7)	Mr. Hill’s total outstanding share-based awards include 228,352 PGSUs and 7,394 PGSU dividend equivalents.

(8)	Mr. Bock’s total outstanding share-based awards include 144,361 PGSUs and 4,347 PGSU dividend equivalents.

Barrick Gold Corporation | 2025 Circular	75

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2024

The following table provides information for each of the NEOs on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards (PGSUs and RSUs), and (3) the value earned under the API Program.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) (d)

D. Mark Bristow	Nil	$5,184,372	$2,944,645

Graham P. Shuttleworth	Nil	$2,375,049	$1,409,139

Kevin J. Thomson	Nil	$2,027,679	$1,350,364

Mark F. Hill	Nil	$1,836,383	$1,296,912

Sebastiaan Bock	Nil	$729,819	$1,021,906

(1)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(2)

For Messrs. Bristow, Shuttleworth, and Bock, the value of PGSUs that vested in 2024 (denominated in U.S. dollars) is determined by multiplying the number of PGSUs that vested by the closing share price of Barrick Shares on the NYSE on the vesting date pursuant to the PGSU Plan. Upon vesting, the after-tax proceeds of the PGSU award were used to purchase Restricted Shares. Only Restricted Shares in excess of the individual share ownership requirement may be sold. For Messrs. Thomson and Hill, the value of PGSUs that vested in 2024 (denominated in Canadian dollars) is determined by multiplying the number of PGSUs that vested by the closing share price of Barrick Shares on the TSX on the vesting date, converted to U.S. dollars based on the Bank of Canada daily average exchange rate on the vesting date pursuant to the PGSU Plan. Upon vesting, the after-tax proceeds of the PGSU award were used to purchase Restricted Shares. Only Restricted Shares in excess of the individual share ownership requirement may be sold. For Mr. Shuttleworth, the value of the Restructured Retention RSU Award that vested in 2024 (denominated in U.S. dollars) is determined by multiplying the number of RSUs that vested by the average of the closing share price of Barrick Shares on the NYSE on the five trading days prior to the vesting date, pursuant to the Long-Term Incentive Plan. Upon vesting, the after-tax proceeds of the RSU award were used to purchase Restricted Shares. Only Restricted Shares in excess of the individual share ownership requirement may be sold.

(3)	The value of non-equity incentive plan awards earned during the year represents the API earned for 2024 performance.

Executive Retirement Plans

Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a non-registered/non-qualified defined contribution plan in which participants accrue benefits in the form of account balances with a guaranteed rate of return and defined notional contributions. Currently, we administer one plan for officers based outside of the United States (including Canada) and another for officers primarily based in the United States.

In 2020, we undertook a review of our Executive Retirement Plan to ensure it is fit for purpose for our increasingly international executive team. Following our due diligence process, we determined that a Retirement Trust Scheme arrangement would be most appropriate for certain participants who reside outside of North America, including for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer. In 2023, following the relocation of the Chief Operating Officer, Latin America and Asia Pacific to the Dominican Republic, we determined that a Retirement Trust Scheme arrangement would be most appropriate for him going forward.

All NEOs except for the Chief Operating Officer, Africa and Middle East participate in the Executive Retirement Plan or the Retirement Trust Scheme, as applicable, and do not receive employer contributions toward any other Barrick retirement plan.

An amount equal to 15% of the officer’s salary and API for the year is accrued to the Executive Retirement Plan or the Retirement Trust Scheme, as applicable, until termination of employment (before the participant’s retirement date), or upon retirement, as applicable. For Messrs. Bristow, Shuttleworth, and Hill (in respect of contributions effective January 1, 2023), there is no fixed rate of return applicable for contributions to the Retirement Trust Scheme. For Messrs. Thomson and Hill (in respect of contributions prior to January 1, 2023), Executive Retirement Plan contributions accumulate with interest until termination of employment (before the participant’s retirement date), or upon retirement, as applicable, at the annual rate of “Government of Canada Marketable Bonds with Average Yield over 10 years” as published in the Bank of Canada Weekly Financial Statistics for the month of January of the relevant calendar year. For 2024, this interest rate was 3.31%. No above-market or preferential earnings were paid out.

Executive Retirement Plan participants for officers based outside of the United States (including Canada) are eligible to receive payouts upon retiring after attaining the age of 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Executive Retirement Plan participants for officers primarily based in the United States are eligible to receive payouts upon retiring after attaining the age of 55, with the option of receiving the payout as a lump sum or in equal, consecutive annual installment payments payable over a period of two to 15 years. Payouts upon retirement from the Retirement Trust Scheme are subject to local tax rules which may vary based on the tax jurisdiction. Currently, Retirement Trust Scheme participants who retire between the age of 50 and 75 are entitled to select from among multiple payout options consistent with the tax laws in effect in Jersey.

Currently, all NEOs except Mr. Bock are eligible to receive payouts under the Executive Retirement Plan or the Retirement Trust Scheme, as applicable, upon retirement.

76	Barrick Gold Corporation | 2025 Circular

Upon termination, before the participant’s retirement date, the participant will receive the total amount credited to his or her account. If the participant dies prior to retirement, the account balance will be paid out to the participant’s beneficiary or estate. See “Potential Payments Upon Change in Control Termination” beginning on page 80 for information on payments made upon termination following a Change in Control.

The Chief Operating Officer, Africa and Middle East receives an annual cash sum equivalent to 15% of annual earned salary and API in lieu of an executive pension arrangement due to low annual limits for pension contributions in South Africa.

Defined Contribution Plan Table as at December 31, 2024(1)

Name (a)	Accumulated Value at Start of Year (b)	Compensatory(2) (c)	Accumulated Value at Year-End (d)

D. Mark Bristow(3)	$3,856,582	$890,678	$5,051,477

Graham P. Shuttleworth(3)	$1,803,626	$381,951	$2,359,613

Kevin J. Thomson	$3,317,060	$366,574	$3,507,088

Mark F. Hill	$2,310,041	$331,907	$2,581,576

Sebastiaan Bock(4)	Nil	Nil	Nil

(1)

For Messrs. Bristow and Hill, contributions are made and reported in U.S. dollars. For Mr. Shuttleworth, contributions are denominated in Pound sterling and are converted from Pound sterling to U.S. dollars using the exchange rates reported by the Bank of England. For Mr. Thomson, contributions are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the exchange rates reported by the Bank of Canada. The applicable exchange rates are shown below:

(a)

Accumulated Value at Start of Year – For Mr. Shuttleworth, converted from Pound sterling to U.S. dollars based on the Bank of England daily rate of exchange of 0.7845 on December 29, 2023, the last trading day prior to December 31, 2023. For Messrs. Thomson and Hill (in respect of contributions prior to January 1, 2023), converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate of 1.3226 on December 29, 2023, the last trading day prior to December 31, 2023;

(b)	Compensatory Value – For Mr. Thomson, converted from Canadian dollars to U.S. dollars based on the Bank of Canada annual average exchange rate for 2024 of 1.3698; and

(c)

Accumulated Value at Year End – For Mr. Shuttleworth, converted from Pound sterling to U.S. dollars based on the Bank of England daily rate of exchange of 0.7981 on December 31, 2024. For Mr. Thomson, converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate of 1.4389 on December 31, 2024.

(2)

Pursuant to the Executive Retirement Plan and Retirement Trust Scheme arrangement, an amount equal to 15% of an officer’s salary and API received during the year is accrued until termination of employment or retirement, as applicable. API in respect of the most recently completed financial year is awarded in February, after the end of the most recently completed financial year. Accordingly, the compensatory value for the year ended December 31, 2024 reflected in the table above for Messrs. Bristow, Shuttleworth, Thomson, and Hill includes 15% of the salary earned in 2024, as well as 15% of the 2023 API that was awarded in February 2024.

(3)

The accumulated value at year-end for Messrs. Bristow and Shuttleworth, reflects the total accumulated value in the Retirement Trust Scheme arrangement, net of tax withholdings to satisfy U.S. tax obligations.

(4)

Mr. Bock receives an annual cash sum equivalent to 15% of annual earned salary and API in lieu of an executive pension arrangement due to low annual limits for pension contributions in South Africa. This amount is reported under All Other Compensation in the “Summary Compensation Table” on page 72.

Potential Payments Upon Termination

Termination Provisions for Compensation Plans and Programs

The table below describes the standard treatment of certain compensation that would have become payable under existing compensation plans and programs, if an NEO’s employment had terminated on December 31, 2024, in circumstances other than a Change in Control (see “Potential Payments Upon Change in Control Termination” beginning on page 80 for further details). The Compensation Committee has the authority to depart from standard treatment and to consider other factors deemed appropriate, including individual contributions to the Company, restrictive covenant agreements, as well as payments to mitigate potential legal claims, subject to any such payment being made pursuant to a statutory settlement agreement.

	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)

Base Salary	Only earned portion	Only earned portion	Only earned portion	Only earned portion, plus compensation pursuant to statutory and common law entitlements (as applicable), subject to NEO terms of employment(3)

Annual Performance Incentive	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis, subject to NEO terms of employment(3)

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	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)

Unvested Performance Granted Share Units(4)	All unvested PGSUs lapse and are forfeited

For retirement, which is defined as age 60 for the purposes of the Plan, PGSUs continue to vest according to their normal vesting schedule and are paid out in cash, provided that the participant does not join, or provide services to, a “Competitor” during the continued vesting period (see next page for details). If retirement, on or after the age of 60, occurs prior to a Change in Control, all unvested PGSUs vest and are paid out on or before the Change in Control

For termination due to death or disability, vest on the termination date or date of death, as applicable

			All unvested PGSUs lapse and are forfeited	Prorated portion of unvested PGSUs vest based on actual performance achieved and proportion of vesting period in Barrick’s employment; all remaining unvested PGSUs lapse and are forfeited

Vested Performance Granted Share Units that are held as Restricted Shares	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see below for details)	Prohibitions lapse and cease to apply to all Restricted Shares on the retirement date or date of death, as applicable	Restricted Shares will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, and 25% on the second anniversary of the termination date	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see below for details)

Unvested Restricted Share Units (RSUs)	Unvested RSUs are forfeited immediately	Accelerated vesting of unvested RSUs	Unvested RSUs are forfeited immediately	In accordance with the Long-Term Incentive Plan, Compensation Committee has discretion to accelerate vesting of unvested RSUs; otherwise forfeited

Retirement Plan Benefits	Entitled to receive the total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable	Entitled to receive the total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable	Entitled to receive the total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable	Entitled to receive the total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable

Benefits and Perquisites	Cease as of the last day of employment	In the case of death, benefits are extended for 31 days; otherwise, cease as of the last day of employment	Cease as of the last day of employment	Cease, subject to statutory and common law entitlements (as applicable) and NEO terms of employment(3)

(1)

“Disability” means, with respect to a non-U.S. participant, the physical or mental illness of the participant resulting in the participant’s absence from his or her full-time duties with the relevant Barrick Gold Company for a period of time that results in a termination event pursuant to the applicable long-term disability plan for the Barrick Gold Company for which the participant is employed. “Disability” means, with respect to a U.S. participant, that the participant: (i) is unable to engage in his or her full-time duties with the relevant Barrick Gold Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering the participant.

(2)	“Cause” is defined as:

(a)

Willful and continued failure by the participant to substantially perform the participant’s duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for good reason (as

78	Barrick Gold Corporation | 2025 Circular

defined under the plan) to the Company after a demand for substantial performance improvement has been delivered in writing to the participant by the President, the Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties);

(b)	Willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily or reputationally; or

(c)

The conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for the purpose of footnote (2), no act or failure to act by the participant shall be considered “willful” unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant’s action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company’s knowledge of its existence or such event shall not constitute Cause under the Change in Control Plan.

(3)	See the footnotes to the table under the heading “Potential Payments Upon Termination” below for more information.

(4)

For U.S. participants only, PGSUs will not accelerate in vesting under any circumstance to ensure that there are no unintentional and adverse tax consequences imposed by the Internal Revenue Code’s Section 409A.

For PGSU awards, in the event of retirement, the Compensation Committee must be satisfied that the NEO has no current or future intention to be employed by a “Competitor”. The following standard treatment applies to our NEOs who retire to join, or provide services to, a “Competitor”, or if the Compensation Committee becomes aware of any evidence to this effect before full vesting:

•	All unvested PGSU awards lapse and are forfeited; and

•

Vested PGSU awards (Restricted Shares), subject to sale and trading restrictions, will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, and 25% on the second anniversary of the termination date.

Potential Payments Upon Termination

The table below describes and quantifies certain compensation that would have become payable under our compensation policies and programs if an NEO’s employment had been terminated on December 31, 2024. The amounts shown in the table below are the incremental amounts to which our NEOs would be entitled upon termination (except in connection with a Change in Control). This table does not show any statutory or common law benefits payable or the value of continued equity vesting pursuant to the relevant plans, as they are not considered to be incremental benefits to our NEOs.

Incremental Compensation	M. Bristow(1)	G. Shuttleworth(2)	K. Thomson(3)	M. Hill(4)	S. Bock(4)

Resignation	Nil	Nil	Nil	Nil	Nil

Termination for Cause	Nil	Nil	Nil	Nil	Nil

Termination Without Cause	$34,962,004	$15,014,827	$14,635,408	$1,457,138	$874,568

Retirement	Nil	Nil	Nil	Nil	Nil

Termination Upon Death or Disability(5)	$10,171,809	$4,521,096	$4,131,541	$3,653,197	$2,304,978

(1)

Pursuant to his termination arrangement, in the event of a termination without cause in 2024 or prior to the granting of API and LTI awards in 2025 in respect of the 2024 performance year, Dr. Bristow is entitled to receive a severance payment equal to two times base salary ($1,800,000), plus two times an amount equal to the average of his 2021, 2022, and 2023 API, plus payment of Retirement Trust Scheme contributions, and compensation for loss of benefits for a 24-month period. Compensation for loss of benefits is in lieu of Dr. Bristow’s life insurance, medical coverage, as well as automobile benefits and outplacement services. All benefits are denominated in U.S. dollars. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2024 to the date of his termination. For API, he is entitled to an amount based on the greater of the average of his 2021, 2022, and 2023 API and the result of his individual API Scorecard for 2024 as determined by the Board following year-end results. For LTI, he is entitled to an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard result. In the event of a termination without cause, pursuant to his termination arrangement, all unvested PGSUs will continue to vest according to the normal vesting schedule and will be paid out in cash, provided that Dr. Bristow does not join, or provide services to, a Competitor during the continued vesting period. Accordingly, the amount payable upon a termination without cause in 2024 includes $10,171,809, which represents the incremental value of the unvested PGSUs as at December 31, 2024.

(2)

Pursuant to his termination arrangement, in the event of a termination without cause in 2024 or prior to the granting of API and LTI awards in 2025 in respect of the 2024 performance year, Mr. Shuttleworth is entitled to receive a severance payment equal to two times base salary ($800,000), plus two times an amount equal to the average of his 2021, 2022, and 2023 API, plus payment of Retirement Trust Scheme contributions, and compensation for loss of benefits for a 24-month period. Compensation for loss of benefits is in lieu of Mr. Shuttleworth’s life insurance, medical coverage, as well as automobile benefits and outplacement services. The estimated value of the compensation for loss of benefits in relation to the automobile benefit has been converted from Pound sterling to U.S. dollars based on the Bank of England exchange rate as of December 31, 2024 (0.7981). All other benefits are denominated in U.S. dollars. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2024 to the date of his termination. For API, he is entitled to an amount based on the greater of the average of his 2021, 2022, and 2023 API and the result of his individual API Scorecard for 2024 as determined by the Board following the end of year results. For LTI, he is entitled to an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard result. In the event of a termination without cause, pursuant to his termination arrangement, all unvested PGSUs will continue to vest according to the normal vesting schedule and will be paid out in cash, provided that Mr. Shuttleworth does not join, or provide services to, a Competitor during the continued vesting period. Accordingly, the amount payable upon a termination without cause in 2024 includes $4,144,084, which represents the incremental value of the unvested PGSUs as at December 31, 2024.

(3)

Pursuant to his termination arrangement, in the event of a termination without cause in 2024 or beyond, Mr. Thomson is entitled to a severance payment equal to two times base salary ($800,000), plus two times an amount equal to the average of his 2021, 2022, and 2023 API, plus payment of Executive Retirement Plan contributions, and compensation for loss of benefits for a 24-month period. Compensation for loss of benefits is in lieu of Mr. Thomson’s medical, dental, vision care, life insurance, accidental death and dismemberment, and long-term disability coverage, as well as automobile benefits and outplacement services. The estimated value of the compensation for loss of benefits has been converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate as at December 31, 2024 (1.4389). The estimated value of the compensation of loss of benefits in relation to outplacement services is denominated in U.S. dollars. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2024 to the date of his termination. For API, he is entitled to the greater of the average of his 2021, 2022, and 2023 API and the result of his individual API Scorecard for 2024, as determined by the Compensation Committee. For LTI, he is entitled to an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard results. The estimated severance payable has been converted from Canadian dollars to U.S. dollars, as applicable, based on the Bank of Canada daily average exchange rate as of December 31, 2024 (1.4389). In the event of a termination without cause,

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pursuant to his termination arrangement, all unvested PGSUs will continue to vest according to the normal vesting schedule and will be paid out in cash, provided that Mr. Thomson does not join, or provide services to, a Competitor during the continued vesting period. Accordingly, the amount payable upon a termination without cause in 2024 includes $4,131,541, which represents the incremental value of the unvested PGSUs as at December 31, 2024.

(4)

In the event of a termination without cause and pursuant to the PGSU Plan, Messrs. Hill and Bock are entitled to a prorated portion of unvested PGSUs based on actual performance achieved and the proportion of the vesting period in Barrick’s employment. All remaining unvested PGSUs lapse and are forfeited.

(5)

The amounts stated in the table represent the value of accelerating the vesting of unvested RSUs and PGSUs. The value of accelerating the vesting of unvested RSUs is calculated as the product of (i) the number of RSUs where restrictions lapsed because of the termination, and (ii) $15.64 (the average of the closing share price of Barrick Shares on the NYSE on the five trading days prior to the date of assumed vesting, i.e., December 31, 2024, pursuant to the Long-Term Incentive Plan). The value of accelerating the vesting of unvested PGSUs is calculated as the product of (i) the number of PGSUs where restrictions lapsed because of the termination, and (ii) for TSX-Tracking PGSUs, $15.49 (the closing share price of Barrick Shares on the TSX on December 31, 2024, and converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 31, 2024 pursuant to the PGSU Plan); for NYSE-Tracking PGSUs, $15.50 (the closing share price of Barrick Shares on the NYSE on December 31, 2024, pursuant to the PGSU Plan).

Potential Payments Upon Change in Control Termination

Barrick’s Partner Change in Control Severance Plan (Change in Control Plan) ensures that the NEOs and other Partnership Plan participants are entitled to receive severance benefits in the event that their employment is terminated by the Company (other than for cause or disability), or their employment is deemed to have been terminated for Good Reason (defined on page 82) at any time within two years following a Change in Control (defined on page 81). These are “double trigger” Change in Control arrangements, requiring both a Change in Control of the Company and a qualifying termination of the employment of the NEO or Partnership Plan participant before any payments are owed. Terminations for cause or disability and resignation without Good Reason following a Change in Control would be treated in the same manner as in non-Change in Control situations.

Pursuant to the termination agreements for Messrs. Bristow, Shuttleworth, and Thomson, they are entitled to receive the greater of (a) the aggregate payments and benefits pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to their respective termination agreements. See footnotes 1, 2, and 3, respectively, in the “Potential Payments Upon Termination” table on page 79 for a summary of the provisions applicable to these individual termination agreements.

The table below outlines a comparison of the standard severance treatment applicable to our NEOs and other Partnership Plan participants upon a Termination without Cause and a double-trigger Change in Control, pursuant to the Change in Control Plan and relevant provisions of each of the equity-based LTI plans:

Provision	Termination Without Cause	Termination in Connection with Change in Control

Lump Sum Cash Severance Payment (1)

Earned portion of Base Salary and prorated API award, based on actual performance achieved, determined on a case-by-case basis, plus statutory and common law entitlements (as applicable), subject to NEO terms of employment(4)

Earned portion of Base Salary and an API amount equal to the product of: (a) the maximum API opportunity assuming all relevant performance targets are met, and (b) the number of days worked up to and including the date of termination divided by 365 days, plus one times the sum of the following: the greater of: (a) base salary paid for the most recently completed fiscal year; or (b) the agreed upon base salary for the 12-months immediately following the Change in Control, plus the average of the actual API paid for the last three completed fiscal years prior to the Change in Control (or for new Partners who have not received an API payment prior to the Change in Control, one-half of the maximum API opportunity), plus the average of the actual PGSU awards granted for the last three completed fiscal years prior to the Change in Control (or for new Partners who have not been granted PGSUs prior to the Change in Control, one-half of the maximum LTI opportunity)

Performance Granted Share Units (PGSUs) (1,2)

For unvested PGSUs, the prorated portion vests based on actual performance achieved and proportion of vesting period under employment; all remaining unvested PGSUs lapse and are forfeited. Prohibitions lapse and cease to apply to all Restricted Shares

Unvested PGSU awards vest on the termination date, and are paid out in cash, except for U.S. participants whose unvested PGSU awards will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A. All prohibitions on the sale and transfer of Restricted Shares lapse in the event of a bona fide third party takeover bid, provided that the takeover bid is successfully completed

Restricted Share Units (RSUs) (2,3)	Unvested units forfeited

Unvested units vest on the termination date, except for U.S. participants whose unvested RSUs will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A

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Provision	Termination Without Cause	Termination in Connection with Change in Control

Retirement Benefits	The total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable

The total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable, plus two times the annual contribution that would have been credited under the Executive Retirement Plan, Retirement Trust Scheme, or a retirement contribution plan for the full fiscal year in which employment ceases

Benefits and Perquisites	Cease, subject to statutory and common law entitlements (as applicable) and NEO terms of employment(4)

Benefits continue until the earlier of two years after termination, or the executive’s commencement of new full-time employment with a new employer. Entitlement to a lump sum payment equivalent to two times the annual fair value of the automobile benefit. U.S. participants are entitled to continued medical insurance for two years and to a lump sum payment equivalent to the fair market value of all other benefits they are entitled to for a two-year period

Reimbursement for Relocation Services	Not applicable	Up to a maximum period of 18 months following the date of termination

(1)

If the NEO or Partnership Plan participant has been designated a partner for less than three completed fiscal years prior to the Change in Control, the average of the API and/or PGSU awards will be calculated based on the average of the actual number of years that the NEO or Partnership Plan participant has been designated a partner. If no API or PGSU award has been paid to the NEO or Partnership Plan participant since being designated a partner, then one-half of the maximum API and/or maximum yearly PGSU Plan award that would be payable or granted to the NEO or Partnership Plan participant will be used to determine the Lump Sum Cash Severance Payment. For certainty, the API paid or payable, and the PGSU award granted or to be granted, will be annualized in circumstances where the NEO or Partnership Plan participant was not employed by the Company for the whole of an applicable fiscal year.

(2)

For U.S. participants only, paragraph (i) in the Change in Control definition below is replaced by “the acquisition by any individual, entity or group of individuals or entities acting jointly or in concert of beneficial ownership of 30% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in paragraph (iii) of the Change in Control definition below, provided, however, that for the purposes of paragraph (i), the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any company controlled by the Company of Barrick Shares or other voting securities shall not constitute a Change in Control.”

(3)	In addition, the Compensation Committee may, in its discretion, accelerate vesting of unvested RSUs.

(4)	See the footnotes to the table under the heading “Potential Payments Upon Termination” above for more information.

Other Terms and Provisions

The Change in Control Plan prohibits NEOs and Partnership Plan participants from soliciting Barrick people for a period of two years following termination. NEOs and Partnership Plan participants are required to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

Change in Control Definitions

Pursuant to the Change in Control Plan, a “Change in Control” is generally defined as:

(i)

The acquisition by any individual, entity or group of individuals or entities acting jointly or in concert, of 30% or more of either (A) the then outstanding Barrick Shares, or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in (iii) below; provided, however, that the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company shall not constitute a Change in Control;

(ii)

Individuals who constitute the Board at the time the Change in Control Plan took effect (Incumbent Board) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director who was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board will be deemed to be a member of the Incumbent Board. For greater certainty, this excludes any such individual whose initial assumption of office occurs as a result of an actual or threatened proxy contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any individual, entity or group of individuals or entities other than management or the Board;

(iii)

The consummation of a reorganization, merger, amalgamation, plan of arrangement or consolidation of or involving the Company or a sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets, in a single transaction or in a series of linked transactions (Business Combination), in each case, unless: (A) the beneficial owners of the then outstanding Barrick Shares and other voting securities prior to such Business Combination continue to hold more than 50% of the beneficial ownership of the outstanding Barrick Shares and voting securities of the Company or continuing corporation following the Business Combination, (B) no individual, entity or group of individuals or entities (excluding any employee benefit plan (or related trust) sponsored or maintained by the Company or continuing corporation) beneficially owns 30% or more of the then outstanding Barrick Shares and voting securities of the Company or continuing corporation, and (C) at least a majority of the members of the board of directors of the Company or continuing corporation were members of the Incumbent Board at the time of the execution of the definitive agreement providing for such Business Combination or, in the absence of such an agreement, at the time at which approval of the Board was obtained for such Business Combination;

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(iv)

The sale or other disposition of assets of the Company, in a single transaction or in a series of linked transactions, (A) having an aggregate net asset value of more than 50% of the aggregate net asset value of the consolidated assets of the Company or (B) which generate, in aggregate, more than 50% of the net income from continuing operations or net cash flow during the last completed fiscal year or during the current fiscal year, in each case on a consolidated basis; or

(v)	Approval by the shareholders of the Company of the complete liquidation or dissolution of the Company.

“Good Reason” generally means the occurrence, after a Change in Control, of any of the following events without the participant’s written consent:

(i)

The assignment to the participant of any duties inconsistent in any respect with the participant’s position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities with the Company from that which existed immediately prior to such Change in Control, or in the salary, annual performance incentive, or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the participant, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant and, with respect to the participant’s annual performance incentive, excluding any diminution in the participant’s annual performance incentive that (A) was determined in accordance with and using the same policies and practices that were used to determine the participant’s annual performance incentive in the fiscal year immediately preceding the fiscal year in which the Change in Control occurs; and (B) does not represent a reduction greater than 10% of the agreed maximum annual performance incentive, if any, which is payable to the participant under the compensation terms in effect immediately prior to the Change in Control;

(ii)

Any failure by the Company to comply with any other terms of the participant’s employment as in effect immediately prior to such Change in Control such as salary or annual performance incentive review, allowable activities, and vacation, other than an isolated, insubstantial, and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant;

(iii)

The Company requiring the participant to (A) be based at any office or location other than: (1) within 50 kilometers of the participant’s office or location immediately prior to the Change in Control, or (2) at any other office or location previously agreed to in writing by the participant; or (B) travel on business to an extent substantially greater than the travel obligations of the participant immediately prior to the Change in Control; or

(iv)	Any other purported termination by the Company of the participant’s employment, other than for Cause.

Estimated Payments Upon Change in Control Termination

The following table estimates the amounts that would have been payable to our NEOs in the circumstance of a termination within two years following a Change in Control. Except as noted below, estimated amounts provided in the table below assume that a Change in Control occurred and the NEO’s employment terminated on December 31, 2024. Amounts payable pursuant to a double-trigger Change in Control situation are calculated according to the Change in Control Plan.

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Consistent with our historical disclosure, this table does not show any statutory or common law benefits payable in the event of termination without cause in the absence of a Change in Control, or the value of continued equity vesting, as they are not considered to be incremental benefits to our NEOs.

Incremental Compensation	M. Bristow(1)	G. Shuttleworth(2)	K. Thomson(3)	M. Hill	S. Bock

a) Change in Control (Termination)

Cash Severance(4):

Annual Total Direct Compensation	$12,463,684	$5,269,190	$5,177,537	$4,327,920	$2,597,451

API Award	$5,400,000	$2,400,000	$2,400,000	$2,175,000	$1,650,000

Incremental Executive Retirement Plan, Retirement Trust Scheme, or Cash in Lieu of Pension Contributions, as applicable	$1,823,185	$817,797	$790,301	$658,852	$430,839

Unvested Equity Acceleration:

RSUs(5)	Nil	$377,012	Nil	Nil	Nil

PGSUs(6)	$10,171,809	$4,144,084	$4,131,541	$3,653,197	$2,304,978

Benefits and Perquisites:

Compensation in lieu of Benefits and Perquisites(7)	$272,757	$116,777	$52,355	$40,442	$20,520

Job Relocation Counselling Service (up to 18 months)(8)	$20,000	$15,000	$15,000	$15,000	$15,000

Total	$30,151,435	$13,139,860	$12,566,734	$10,870,410	$7,018,787

b) Change in Control (No Termination)

Total	Nil	Nil	Nil	Nil	Nil

(1)

Pursuant to his termination agreement and assuming his employment terminated on December 31, 2024, Dr. Bristow would have been entitled to receive $34,962,004, which represents the greater of (a) the aggregate payment and benefit entitlements pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to his termination agreement.

(2)

Pursuant to his termination agreement and assuming his employment terminated on December 31, 2024, Mr. Shuttleworth would have been entitled to receive $15,014,827, which represents the greater of (a) the aggregate payment and benefit entitlements pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to his termination agreement.

(3)

Pursuant to his termination agreement and assuming his employment terminated on December 31, 2024, Mr. Thomson would have been entitled to receive $14,635,408, which represents the greater of (a) the aggregate payment and benefit entitlements pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to his termination agreement.

(4)

For the purposes of this analysis, the Cash Severance for each NEO is determined pursuant to the “Lump Sum Cash Severance Payment” section in “Potential Payments upon Change in Control Termination” beginning on page 80. For Messrs. Bristow, Shuttleworth, Thomson, and Bock, the amount is denominated in U.S. dollars. For Mr. Hill, applicable amounts are converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate as of December 31, 2024 (1.4389).

(5)

The amounts stated in the table represent the product of: (a) the number of RSUs eligible for accelerated vesting because of the Change in Control termination and (b) $15.64 (the average closing price of Barrick Shares on the NYSE, on the five trading days prior to the date of assumed vesting, December 31, 2024, pursuant to the Long-Term Incentive Plan).

(6)

The amounts stated in the table represent the product of: (a) the number of PGSUs eligible for accelerated vesting because of the Change in Control termination, and (b) for TSX-Tracking PGSUs, $15.49 (the closing share price of Barrick Shares on the TSX on December 31, 2024, and converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 31, 2024, pursuant to the PGSU Plan); for NYSE-Tracking PGSUs, $15.50 (the closing share price of Barrick Shares on the NYSE on December 31, 2024, pursuant to the PGSU Plan).

(7)

The Change in Control Plan provides benefit continuation under all life insurance, medical, dental, health and accidental and disability plans for a period of 24 months for eligible NEOs. Barrick will also provide a cash payment in lieu of an automobile benefit for a two-year period for eligible NEOs. For Messrs. Bristow, Hill, and Bock, the annual amounts shown are denominated in U.S. dollars. For Mr. Shuttleworth, the annual amounts shown are denominated in U.S. dollars except for the automobile benefit, which has been converted from Pound sterling to U.S. dollars based on the Bank of England daily average exchange rate as of December 31, 2024 (0.7981). For Mr. Thomson, the annual amounts shown below have been converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 31, 2024 (1.4389). The total costs have then been multiplied by two for each of Messrs. Bristow, Shuttleworth, Thomson, Hill, and Bock pursuant to the Change in Control Plan.

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Benefits and Perquisites for Severance Calculation

	Life, AD&D, and Long-Term Disability	Health / Medical	Automobile Benefit	Total	Multiple	Continued Benefits and Perquisites

M. Bristow	$102,819	$13,560	$20,000	$136,379	2x	$272,757

G. Shuttleworth	$29,791	$13,563	$15,035	$58,388	2x	$116,777

K. Thomson	$6,718	$5,560	$13,900	$26,178	2x	$52,355

M. Hill	$8,883	$11,338	Nil	$20,221	2x	$40,442

S. Bock	$10,260	Nil	Nil	$10,260	2x	$20,520

(8)

The Change in Control Plan provides for job relocation counselling services, for a period not to exceed 18 months. The amounts shown here are based on an estimated cost of $20,000 for Dr. Bristow, and $15,000 for Messrs. Shuttleworth, Thomson, Hill, and Bock.

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Other Information

Equity Compensation Plan Information

Barrick has two compensation plans under which Barrick Shares are authorized for issuance: the 2004 Plan and the Amended and Restated Stock Option Plan (the Amended and Restated Plan, and collectively with the 2004 Plan, the Option Plans). In 2007, shareholder and regulatory approval was obtained for amendments to the 2004 Plan.

The purpose of the Option Plans is to provide key individuals and consultants of the Company and its subsidiaries with compensation opportunities that encourage share ownership and enhance our ability to attract, retain, and motivate key personnel. The Option Plans are designed to reward significant performance achievements.

The Company’s directors are eligible to receive options to acquire Barrick Shares under the Amended and Restated Plan, but no options have been granted to non-executive directors since 2003. No options have been granted from the Amended and Restated Plan since 2015. Non-executive directors are not eligible to participate in the 2004 Plan, and no options have been granted from the 2004 Plan since 2013. In 2013, the Compensation Committee decided to cease granting options as a component of executive compensation going forward. None of the NEOs have outstanding stock options and, as of March 1, 2025, there are no outstanding options under the Amended and Restated Plan or the 2004 Plan, taking into account options that have been exercised, forfeited, or cancelled.

The Compensation Committee administers the Option Plans. All grants of options are subject to approval by the Board.

The following table provides information as of December 31, 2024 and March 1, 2025 regarding Barrick Shares issuable upon the exercise of options under each of our Option Plans, as well as the number of Barrick Shares available for issuance under each such plan.

Equity Compensation Plans

Option Plans Approved by Shareholders	Number of Barrick Shares to be Issued on Exercise of Outstanding Options (a)		Weighted Average Exercise Price of Outstanding Options (b)		Number of Barrick Shares Available for Future Issuance Under Option Plans (c)
	As at December 31, 2024	As at March 1, 2025	As at December 31, 2024	As at March 1, 2025	As at December 31, 2024	As at March 1, 2025

Amended and Restated Plan	Nil	Nil	N/A	N/A	6,480,212	6,480,212

2004 Plan	Nil	Nil	N/A	N/A	7,604,512	7,604,512

Key Features of our Option Plans

	Amended and Restated Plan	2004 Plan

Maximum Number of Barrick Shares Issuable	35,000,000 Barrick Shares.	16,000,000 Barrick Shares.

Total Barrick Shares Issued and Issuable as of March 1, 2025	22,244,288 Barrick Shares, or 1.29% of the Company’s issued share capital, of which no Barrick Shares are currently issuable on the exercise of outstanding options.(1)	8,395,488 Barrick Shares, or 0.49% of the Company’s issued share capital, of which no Barrick Shares are currently issuable on the exercise of outstanding options.(2)

Options Available for Issue as of March 1, 2025	6,480,212 options available for grant, or 0.38% of the Company’s issued share capital.	7,604,512 options available for grant, or 0.44% of the Company’s issued share capital.

Options Issued in 2024	No options were issued in 2024.	No options were issued in 2024.

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	Amended and Restated Plan	2004 Plan

Issuance Limits	The total number of Barrick Shares to be optioned to any optionee together with any Barrick Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Shares on the date of the grant.

The total number of Barrick Shares to be optioned to any optionee together with any shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of Barrick Shares on the date of grant.

In addition, the 2004 Plan (a) limits the aggregate number of Barrick Shares issuable to our insiders under any of our share compensation plans to not greater than 10% of our issued and outstanding Barrick Shares and (b) limits the number of Barrick Shares issued to our insiders in any one year period under any of our share compensation plans to not greater than 10% of our issued and outstanding Barrick Shares.

(1)

As of March 1, 2025, 22,244,288 Barrick Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 1.29% of the Company’s outstanding capital as of that date. As of December 31, 2024, there were no options outstanding to purchase Barrick Shares under the Amended and Restated Plan, taking into account options that have been exercised, forfeited, or cancelled.

(2)

As of March 1, 2025, 8,395,488 Barrick Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.49% of the Company’s outstanding capital as of that date. As of December 31, 2024, there were no options outstanding to purchase Barrick Shares under the 2004 Plan, taking into account options that have been exercised, forfeited, or cancelled.

Key Terms and Conditions of the Amended and Restated Plan

Maximum Option Term	10 years from date of grant.
Exercise Price

The exercise price of each option granted under the Amended and Restated Plan is determined by the Compensation Committee. Each option granted has an exercise price not less than the closing price of Barrick Shares on the TSX on the last trading day before the day the option is granted.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of 10 years, vesting over a period of four years. The Amended and Restated Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause, but including termination by reason of the death of the optionee, then the option may be exercised within three months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option.

Termination and Amendments	The Board may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board deems appropriate, subject to regulatory or shareholder approval where required, provided that amendments or termination may not alter or impair options previously granted under the Amended and Restated Plan without the consent of the applicable optionee.

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Key Terms and Conditions of the 2004 Plan

Maximum Option Term	Seven years from date of grant.
Exercise Price

The exercise price of each option granted under the 2004 Plan is determined by the Compensation Committee. The exercise price of each option granted may not be less than the closing price of Barrick Shares on either the TSX or NYSE, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited.

The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of: (a) the market price of Barrick Shares at the time of grant, and (b) the market price of Barrick Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise period has been fixed.

“Blackout Period” means a period in which trading of our securities by an option holder is restricted pursuant to: (a) the Company’s written policies (such as the Insider Trading Policy), or (b) a trading blackout imposed on an option holder by the Company.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of seven years, vesting over a period of four years. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death, termination of employment other than for cause, and retirement.

In the event an option would otherwise expire during or within 10 business days of a Blackout Period, the expiry date of the option is extended to the date that is the tenth business day following the date of expiry of the Blackout Period.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the options may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, the Committee may in some cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

Termination and Amendments

The Board may amend, suspend, discontinue, or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee’s consent to such action is required unless the Board determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of non-material amendments that the Board is entitled to make without shareholder approval.

Performance Measures	Subject to the approval of the Board, the Committee may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the optionee. The Compensation Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth, and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results. However, as noted on page 85 of this Circular, in 2013 the Compensation Committee decided to cease granting stock options as a component of executive compensation. No outstanding options are subject to performance measures.

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Burn Rate of our Option Plans

The table below sets out the burn rate of the Amended and Restated Plan and the 2004 Plan for the three most recently completed fiscal years. The “burn rate” is defined as the number of options granted in a fiscal year divided by the weighted average number of Barrick Shares outstanding in that year. No options were granted in 2022, 2023, or 2024.

Burn Rates	As at December 31, 2022	As at December 31, 2023	As at December 31, 2024
Amended and Restated Plan	N/A	N/A	N/A
2004 Plan	N/A	N/A	N/A

Directors’ and Officers’ Indemnification

Subject to the provisions of the BCBCA, our Articles provide that we will indemnify a current or former director or officer, or another individual who acts or acted at the Company’s request as a director or officer (or equivalent) of another entity against all eligible penalties to which such person is or may be liable, and the Company must indemnify, and pay expenses in advance of the final disposition of an eligible proceeding in accordance with, and to the fullest extent permitted by, the BCBCA. We have also entered into indemnity agreements with directors and officers of the Company in respect of the foregoing. If we become liable under the terms of such indemnity agreements and/or our Articles, our insurance coverage will extend to our liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

Use of Non-GAAP Financial Performance Measures

This Circular refers to “EBITDA”, “Adjusted EBITDA”, “Adjusted EBIT”, “Adjusted Net Earnings”, “Free Cash Flow”, “Total Cash Costs per ounce”, and “All-in Sustaining Costs per ounce”, each of which is a non-GAAP financial measure without a standard meaning under IFRS. These measures may therefore not be comparable to similar measures presented by other companies. Set out below is a description of each of these measures and why we use them, together with a reconciliation to the most directly comparable measure under IFRS.

EBIT and Adjusted EBIT

EBIT is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs; and
•	Finance income.

Adjusted EBIT is Adjusted EBITDA less depreciation. Other companies may calculate these measures differently. Please refer to the next section for a description of EBITDA, Adjusted EBITDA and a table that reconciles these non-GAAP measures to the most directly comparable IFRS measure.

EBITDA, Adjusted EBITDA, Attributable EBITDA, Attributable EBITDA Margin and Net Leverage

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. Attributable EBITDA further removes the non-controlling interest portion. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity

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method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how we present our forward-looking guidance on gold ounces and copper pounds produced.

Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues – as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit.

Starting with our Q2 2024 MD&A, we are presenting net leverage as a non-GAAP ratio. It is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet.

EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage differently.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)	For the years ended December 31

	2024	2023	2022

Net earnings	$3,088	$1,953	$1,017

Income tax expense	1,520	861	664

Finance costs, net[1]	143	83

Depreciation	1,915	2,043	1,997
EBITDA	6,666	4,940	3,913

Impairment charges (reversals) of non-current assets[2]	(457)	312	1,671

Acquisition/disposition gains[3]	(24)	(364)	(405)

Loss on currency translation	39	93	16

Other expense adjustments[4]	249	96	17

Income tax expense, net finance costs[1], and depreciation from equity investees	532	397	401

Adjusted EBITDA	7,005	5,474	5,613

Non-controlling interests	(1,820)	(1,487)	(1,584)

Attributable EBITDA	5,185	3,987	4,029

Revenues – as adjusted[5]	10,724	9,411	9,147

Adjusted EBITDA margin[6]	48%	42%	44%

	As at 12/31/2024	As at 12/31/2023	As at 12/31/2022

Net leverage[7]	0.1:1	0.1:1	0.1:1

1	Finance costs exclude accretion.

2

Net impairment (reversals) charges for 2024 mainly relate to long-lived asset impairment reversals at Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto. Net impairment charges for 2023 mainly relate to a long-lived asset impairment at Long Canyon. For 2022, net impairment charges primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq.

3

Acquisition/disposition gains for 2024 relate to miscellaneous assets. For 2023, acquisition/disposition gains primarily relate to a gain on the reopening of the Porgera mine. For 2022, acquisition/disposition gains primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%, as well as the sale of two royalty portfolios.

4

Other expense adjustments for 2024 mainly relate to a payment to the Government of Mali to advance negotiations and a customs and royalty settlement at Tongon. 2024 was further impacted by the interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile, which was recorded in Q2 2024, a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick, and an accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership. For 2023, other expense adjustments mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera and the $30 million commitment we made towards the expansion of education infrastructure in Tanzania. For 2022, other expense adjustments mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara.

5	Refer to Reconciliation of Sales to Realized Price per pound/ounce on page 75 of Barrick’s Q4 MD&A and Financial Statements.

6	Represents Attributable EBITDA divided by revenues—as adjusted.

7	Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

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Adjusted Net Earnings

“Adjusted net earnings” is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Other items that are not indicative of the underlying operating performance of our core mining business; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses, and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the years ended December 31
	2024	2023	2022
Net earnings attributable to equity holders of the Company	$ 2,144	$ 1,272	$ 432
Impairment charges (reversals) related to non-current assets[1]	(457)	312	1,671
Acquisition/disposition gains[2]	(24)	(364)	(405)
Loss on currency translation	39	93	16
Significant tax adjustments[3]	137	220	95
Other expense adjustments[4]	249	96	17
Non-controlling interest[5]	(170)	(98)	(274)
Tax effect[5]	295	(64)	(226)
Adjusted net earnings	$ 2,213	$ 1,467	$ 1,326
Net earnings per share[6]	1.22	0.72	0.24
Adjusted net earnings per share[6]	1.26	0.84	0.75

1

Net impairment (reversals) charges for 2024 mainly relate to long-lived asset impairment reversals at Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto. Net impairment charges for 2023 mainly relate to a long-lived asset impairment at Long Canyon. For 2022, net impairment charges primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq.

2

Acquisition/disposition gains for 2024 relate to miscellaneous assets. For 2023, acquisition/disposition gains primarily relate to a gain on the reopening of the Porgera mine. For 2022, acquisition/disposition gains primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%, as well as the sale of two royalty portfolios.

3

Significant tax adjustments in 2024 and 2023 primarily relate to the resolution of uncertain tax positions; the impact of prior year adjustments; the impact of nondeductible foreign exchange losses; and the recognition and derecognition of deferred tax assets.

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4

Other expense adjustments for 2024 mainly relate to a payment to the Government of Mali to advance negotiations and a customs and royalty settlement at Tongon. 2024 was further impacted by the interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile, which was recorded in Q2 2024, a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick, and an accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership. For 2023, other expense adjustments mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera and the $30 million commitment we made towards the expansion of education infrastructure in Tanzania. For 2022, other expense adjustments mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara.

5	Non-controlling interest and tax effect for 2024 primarily relates to impairment charges (reversals) related to non-current assets.

6	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the years ended December 31
	2024	2023	2022
Net cash provided by operating activities	$4,491	$3,732	$3,481
Capital expenditures	(3,174)	(3,086)	(3,049)
Free cash flow	$1,317	$646	$432

Total cash costs per ounce and All-in sustaining costs per ounce

Total cash costs per ounce and all-in sustaining costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick) (WGC). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and includes minesite sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

We believe that our use of total cash costs and all-in sustaining costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce and all-in sustaining costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but do not reflect a reduction in costs for costs associated with other metal sales.

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Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

($ millions, except per ounce information in dollars)	For the years ended December 31
	2024	2023	2022
Cost of sales applicable to gold production	7,226	7,178	6,813
Depreciation	(1,641)	(1,756)	(1,756)
Cash cost of sales applicable to equity method investments	316	260	222
By-product credits	(247)	(252)	(225)
Non-recurring items[1]	0	0	(23)
Other[2]	14	18	(23)
Non-controlling interests[3]	(1,623)	(1,578)	(1,442)
Total cash costs	4,045	3,870	3,566
General & administrative costs	115	126	151
Minesite exploration and evaluation costs[4]	37	40	75
Minesite sustaining capital expenditures[5]	2,217	2,076	2,071
Sustaining leases	30	30	38
Rehabilitation - accretion and amortization (operating sites)[6]	66	63	50
Non-controlling interest, copper operations and other[7]	(874)	(824)	(900)
All-in sustaining costs	5,636	5,381	5,059
Ounces sold - attributable basis (000s ounces)[8]	3,798	4,024	4,141
Cost of sales per ounce[9,10]	1,442	1,334	1,241
Total cash costs per ounce[10]	1,065	960	862
Total cash costs per ounce (on a co-product basis)[10,11]	1,109	1,002	897
All-in sustaining costs per ounce[10]	1,484	1,335	1,222
All-in sustaining costs per ounce (on a co-product basis)[10,11]	1,528	1,377	1,257

1	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items for 2022 relate to a net realizable value impairment of leach pad inventory at Veladero.

2	Other

Other adjustments for 2024 include the removal of total cash costs and by-product credits associated with Pierina of $nil (2023: $3 million; 2022: $24 million), which was producing incidental ounces until December 31, 2023 while in closure.

3	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $2,189 million, for 2024 (2023: $2,192 million; 2022: $2,032 million). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to note 5 to the Financial Statements for further information.

4	Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects.

5	Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

6	Rehabilitation – accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

7	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interests of Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali and Porgera. Figures remove the impact of Pierina up until December 31, 2023. The impact is summarized as the following:

($ millions)	For the years ended
Non-controlling interest, copper operations and other	2024	2023	2022
General & administrative costs	$(14)	$(9)	$(31)
Minesite exploration and evaluation costs	(10)	(14)	(27)
Rehabilitation - accretion and amortization (operating sites)	(21)	(21)	(16)
Minesite sustaining capital expenditures	(829)	(780)	(826)
All-in sustaining costs total	$(874)	$(824)	$(900)

8	Ounces sold – attributable basis

Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

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9	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $nil for 2024 (2023: $3 million; 2022: $24 million), which was producing incidental ounces up until December 31, 2023 while in closure. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

10	Per ounce figures
Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

11	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce, and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the years ended
	2024	2023	2022
By-product credits	$247	$252	$285
Non-controlling interest	(79)	(81)	(108)
By-product credits (net of non-controlling interest)	$168	$171	$177

Technical Information

The scientific and technical information in this Circular has been reviewed and approved by Simon Bottoms, Cgeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive, a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2024. Mineral reserve and mineral resource data, including tonnes, grades, and ounces, for the Group and all of the mines and projects referenced in this Circular is set out below. For further information, please refer to the Mineral Reserves and Mineral Resources Tables included in pages 83 to 92 of the MD&A accompanying Barrick’s fourth quarter and full year 2024 financial statements filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Totals may not sum correctly due to rounding.

Barrick proven reserves of 270 million tonnes grading 1.75 g/t, representing 15 million ounces of gold, and 380 million tonnes grading 0.42%, representing 1.6 million tonnes of copper. Probable reserves of 2,500 million tonnes grading 0.90 g/t, representing 74 million ounces of gold, and 3,600 million tonnes grading 0.46%, representing 17 million tonnes of copper. Measured resources of 450 million tonnes grading 1.68 g/t, representing 24 million ounces of gold, and 600 million tonnes grading 0.38%, representing 2.3 million tonnes of copper. Indicated resources of 4,800 million tonnes grading 1.01 g/t, representing 150 million ounces of gold, and 5,400 million tonnes grading 0.39%, representing 22 million tonnes of copper. Inferred resources of 1,400 million tonnes grading 0.9 g/t, representing 41 million ounces of gold, and 1,300 million tonnes grading 0.3%, representing 3.9 million tonnes of copper.

Reko Diq probable reserves of 1,400 million tonnes grading 0.28 g/t representing 13 million ounces of gold, probable reserves of 1,500 million tonnes grading 0.48% representing 7.3 million tonnes of copper, indicated resources of 1,800 million tonnes grading 0.25 g/t representing 15 million ounces of gold, inferred resources of 640 million tonnes grading 0.2 g/t representing 3.9 million ounces of gold, indicated resources of 2,000 million tonnes grading 0.43% representing 8.4 million tonnes of copper, and inferred resources of 690 million tonnes grading 0.3% representing 2.2 million tonnes of copper. For further information, please refer to the technical report entitled “NI 43-101 Technical Report on the Reko Diq Project, Balochistan, Pakistan”, with an effective date of December 31, 2024, and an issue date of February 19, 2025, prepared by Simon Bottoms, Peter Jones, Mike Saarelainen, Daniel Nel, David Morgan and Ashley Price filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Lumwana proven reserves of 140 million grading 0.49% representing 0.68 million tonnes of copper, probable mineral reserves of 1,500 million tonnes grading 0.53% representing 7.6 million tonnes of copper, measured resources of 170 million tonnes grading 0.45% representing 0.77 million tonnes of copper, indicated resources of 1,800 million tonnes grading 0.50% representing 9.2 million tonnes of copper and inferred resources of 230 million tonnes grading 0.40% representing 0.91 million tonnes of copper. For further information, please refer to the technical report entitled “NI 43-101 Technical Report on the Lumwana Mine Expansion, Republic of Zambia”, with an effective date of December 31, 2024, and an issue date of February 19, 2025, and authored by Simon P. Bottoms, Richard Peattie, Derek Holm, Marius Swanepoel and Graham E. Trusler.

As of December 31, 2023, Fourmile indicated resources of 1.5 million tonnes grading 10.04g/t, representing 0.48 million ounces of gold. Inferred resources of 8.2 million tonnes grading 10.1g/t, representing 2.7 million ounces of gold. As of December 31, 2024, Fourmile indicated resources of 3.6 million tonnes grading 11.76g/t, representing 1.4 million ounces of gold. Inferred resources of 14 million tonnes grading 14.1g/t, representing 6.4 million ounces of gold.

Gold Equivalent Ounces

Gold equivalent ounces calculated from our copper assets are calculated using long-term mineral reserve commodity prices of $1,400/oz gold and $3.00/lb copper for 2024.

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Gold equivalent ounces calculated from our copper assets are calculated using long-term mineral reserve commodity prices of $1,300/oz gold and $3.00/lb copper for 2023 & 2022.

All gold equivalent ounces are reported to the second significant digit.

Reserve Replacement

Reserve Replacement measures attributable reserve gains in gold equivalent ounces calculated from the cumulative net change in attributable reserves in gold equivalent ounces(a) from the most recently completed year and the trailing two years (excluding any attributable acquisitions or divestments).

Reserve Replacement percentage is calculated from the cumulative net change in attributable reserves in gold equivalent ounces(a) from the most recently completed year and the trailing two years divided by the cumulative depletion in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years as set forth in the table below (excluding attributable acquisitions and divestments):(b)

Year	Attributable P&P Gold Equivalent Ounce(a) (Moz)	Attributable P&P Gold Equivalent Ounce(a) Depletion (Moz)	Attributable P&P Gold Equivalent Ounce(a) Net Change (Moz)

2022(c)	104	6.3	13

2023(d)	105	6.0	6.7

2024(e)	176	6.1	79

2022 – 2024 Total(f)	N/A	18	98

(a)

Gold equivalent ounces calculated from our copper assets are calculated using long-term mineral reserve commodity prices of $1,400/oz gold and $3.00/lb copper for 2024. Gold equivalent ounces calculated from our copper assets are calculated using long-term mineral reserve commodity prices of $1,300/oz gold and $3.00/lb copper for 2023 & 2022. All gold equivalent ounces are reported to the second significant digit. For further details, see “– Gold Equivalent Ounces”.

(b)

Complete mineral reserve and mineral resource data for all mines and projects referenced in this Circular, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included in pages 83 to 92 of the MD&A accompanying Barrick’s fourth quarter and full year 2024 financial statements filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

(c)

As of December 31, 2022, proven mineral reserves of 260 million tonnes grading 2.26g/t, representing 19 million ounces of gold and 390 million tonnes grading 0.40%, representing 3,500 million pounds of copper (which is equal to 1.6 million tonnes of copper), and probable reserves of 1,200 million tonnes grading 1.53g/t, representing 57 million ounces of gold and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper (which is equal to 4.0 million tonnes of copper). Conversions may not recalculate due to rounding.

(d)

As of December 31, 2023, proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper. Conversions may not recalculate due to rounding.

(e)

As of December 31, 2024, proven mineral reserves of 270 million tonnes grading 1.75g/t, representing 15 million ounces of gold, and 380 million tonnes grading 0.42%, representing 1.6 million tonnes of copper. Probable reserves of 2,500 million tonnes grading 0.90g/t, representing 74 million ounces of gold, and 3,600 million tonnes grading 0.46%, representing 17 million tonnes of copper. Conversions may not recalculate due to rounding.

(f)	Totals may not appear to sum correctly due to rounding.

94	Barrick Gold Corporation | 2025 Circular

SCHEDULE A

ADDITIONAL CORPORATE GOVERNANCE DISCLOSURE

We aim to be the world’s most valued gold and copper mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. By treating our external partners’ interests as our own, we become the preferred partner of host governments and communities, the most sought-after employer among the world’s best talent, and the natural choice for the most thoughtful long-term investors. A partnership culture is Barrick’s most authentic, distinctive, and sustainable competitive advantage.

We have also made a partnership culture central to our distinctive structure for governance and management, one that is best suited to this moment in Barrick’s history.

In the section entitled “Our Governance and Leadership Structure” below, we explain in detail how our structure works and delineate clearly and specifically the responsibilities of our Board, our Chairman, our Lead Director, and our President and Chief Executive Officer.

The Board regularly and carefully reviews and enhances our corporate governance policies and practices. Our corporate governance policies and practices are consistent with the Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines, and they also take into account rules of the TSX (TSX Rules) and the NYSE (NYSE Standards), even though most of the NYSE Standards do not directly apply to us as a Canadian company. We have summarized below the significant difference between our corporate governance practices and the NYSE Standards which are applicable to U.S. companies:

•

Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the TSX Rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the TSX Rules.

Barrick’s corporate governance framework includes the mandates and key practices of the Board and its committees, position descriptions for our Chairman, Lead Director, and President and Chief Executive Officer, as well as a set of Corporate Governance Guidelines available on our website at www.barrick.com/about/governance. Additional governance information is available on Barrick’s website, including our Code of Business Conduct and Ethics and our Disclosure Policy. Detailed information on the committees of the Board (Audit & Risk, Compensation, and ESG & Nominating) can be found under the heading “Committees of the Board” beginning on page 30 of this Circular.

Board Mandate and Responsibilities

Our Board serves as the voice of all owners by setting the Company’s policies and priorities in keeping with its purpose and values, and ensuring that management carries out those priorities to the highest possible standard. The Board has adopted a formal mandate which describes its major responsibilities, goals, and duties. The Board is satisfied that it is not constrained in its access to information, in its deliberations, or in its ability to satisfy its legal mandate to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to enable the Board to function independently of management. In performing its role, our Board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs, and reviews management’s performance and effectiveness. The full text of the Board’s mandate, which is reviewed annually by the Board, is set out in Schedule B of this Circular.

The Board’s primary supervisory responsibilities are described below.

Strategic Planning

One of the Board’s major responsibilities is to review, with management, our strategic goals and objectives. Throughout the year, the Board reviews the Company’s operating plans and budgets, which take into account the opportunities and principal risks of our business. The Board is provided with regular updates on the implementation of our strategies, plans and budgets, sustainability strategy, climate change strategy, based on Barrick’s long-term gold price and copper price assumptions, respectively, non-core asset disposition strategy, dividend strategy, succession planning, and initiatives to increase Board and senior leadership diversity. The Board is also provided with regular updates on any regulatory, environmental, or social constraints that may impact the achievement of the Company’s business objectives.

Barrick Gold Corporation | 2025 Circular	95

Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to assess and mitigate risks most efficiently and effectively. The Board therefore expects management to:

•	maintain a framework that ensures we identify, manage and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for identifying, managing, and mitigating risk into all of our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant committees of the Board on the effectiveness of key control activities.

Our distinctive and authentic partnership model reflects our belief that complex matters are better understood and managed by a team of partners working together, especially in identifying, assessing and reducing risk. Our lean, decentralized model has led to more collaboration, better decision making, and faster communication and problem solving. By further decentralizing our corporate office, we have accelerated the pace at which information flows between leadership and our mines. This nimble structure enhances our risk management processes by ensuring instant information sharing and greater transparency.

The Board oversees the Company’s enterprise risk and internal control frameworks principally through the Audit & Risk Committee, which is composed entirely of independent directors. The Audit & Risk Committee also oversees the design and execution of Barrick’s financial risk management programs. Through this committee, the Board also oversees risk management of major financial risks and financial reporting exposures, as they relate to internal control over financial reporting. The Audit & Risk Committee also provides oversight over the Business Assurance function, which is responsible for providing assurance over the effective design and operation of internal controls related to key risk areas. Through the Compensation Committee, also composed entirely of independent directors, the Board oversees the alignment of Barrick’s executive compensation programs with strategic priorities, including programs implemented to manage risks related to compensation practices and mitigate undue risk-taking. Through the ESG & Nominating Committee, also composed entirely of independent directors, the Board oversees the development of risk management programs relating to Barrick’s environmental, health and safety, corporate social responsibility, security, and human rights exposures. The ESG & Nominating Committee is also responsible for liaising with the Audit & Risk Committee on risks relating to ESG matters.

The Weekly Executive Review, which is held among the President and Chief Executive Officer, Senior Executive Vice-President, Strategic Matters, Senior Executive Vice-President, Chief Financial Officer, other key executives including our regional Chief Operating Officers, and other senior management, is the main forum to raise and discuss risks facing our operations and organization more broadly. At quarterly meetings, the Board and the Audit & Risk Committee are provided with updates on issues identified by management at these weekly sessions.

During 2024, we continued to provide the Audit & Risk Committee with concise and relevant risk information to facilitate its oversight of key risks facing the Company and how they are being managed, including new, emerging, and long-term risks that may have a material impact on the Company’s business model and long-term prospects. In-depth briefings were delivered on specific topics to provide a more detailed understanding of risks and management’s risk mitigation strategies, where appropriate. For example, during 2024, in-depth briefings were provided to the Audit & Risk Committee on a range of topics, including key operational and geopolitical risks and mitigation strategies across the Company’s portfolio, including regular updates on global inflationary pressures and Barrick’s strategies to mitigate the impact of higher input costs on our operations; political and economic uncertainty in Mali; security risks in certain of the locations where the Company does business, such as the DRC and Mali; the potential impacts of infectious diseases, such as Ebola, Malaria and Mpox; potential risks and opportunities related to the future development of the Reko Diq project; tailings facility management; Barrick’s tax strategy and key legacy and emerging tax risks across Barrick’s portfolio of assets; Barrick’s engagement with its host countries to secure our license to operate, including the successful reopening of the Porgera mine in Papua New Guinea; climate disclosures aligned with the recommendations of the TCFD as well as updates on new climate disclosure proposals issued by Canadian and U.S. securities regulators and the International Sustainability Standards Board. Barrick incorporates scenario analysis in respect of climate-related risks, including shifts in temperature, precipitation, and more frequent severe weather events, into its risk management.

In addition, the Audit & Risk Committee received an in-depth briefing in 2024 from the Vice-President, Group Information Technology on cybersecurity strategy, including with respect to ongoing improvements to Barrick’s cybersecurity capabilities, enhancements to end-user security, training initiatives and penetration testing, and artificial intelligence risks and opportunities. The Audit & Risk Committee was also updated on Barrick’s financial plan and the performance dividend policy and share buyback program.

In October 2024, six independent directors completed a site visit to the Lumwana mine to monitor operational progress and evaluate key issues and risks, including with respect to the planned Super Pit expansion project.

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Integrity of Internal Controls

The Board is responsible for overseeing the Company’s internal control environment. The Board exercises oversight of assurance activities designed to provide comfort on the effectiveness of internal controls principally through the Audit & Risk Committee. The Audit & Risk Committee regularly reviews reports from the head of the Company’s risk management and assurance group, as well as from our independent auditor, to assess the adequacy and effectiveness of our internal controls over financial reporting and disclosure controls and procedures, and other controls considered critical to the management of enterprise-level risks, including cybersecurity risks.

Through the Audit & Risk Committee, the Board oversees assurance relating to accounting and financial reporting and external disclosure. The Audit & Risk Committee also reviews and recommends approval of our consolidated financial statements and other external reporting and audit requirements. At each of its meetings, the Audit & Risk Committee meets with the external auditor and the head of Barrick’s Business Assurance function as part of its regular in camera session, in addition to a review of compliance-related matters contemplated by its mandate. Through the ESG & Nominating Committee, the Board oversees assurance relating to our environmental, health and safety, corporate social responsibility, security, and human rights performance.

Our Sustainability Vision, Mission, and Guiding Principles

Our corporate vision sets out what sustainability means at Barrick and is rooted in the belief that to operate successfully, we must deliver long-term value to all of our stakeholders and manage our impacts on the wider environment. Focusing on sustainability has long been of critical importance to Barrick and is entrenched in our Company DNA. Our commitments to respecting human rights, protecting the health and safety of our people and local communities, sharing the benefits of our operations, and managing our impact on the environment are core business priorities, and are embedded in our decision-making processes and every facet of our operations.

We also believe that fundamental sustainability concepts such as climate resilience, responsible management of water use, biodiversity protection, and poverty eradication are inextricably linked and are best managed holistically. Our sustainability strategy is therefore built on four interconnected pillars: (1) contributing to the social and economic development of our host countries and communities, (2) protecting the safety and health of our people, (3) respecting human rights, and (4) minimizing our impact on the natural environment.

Investors are encouraged to review our Sustainability Report to see how we work toward making a positive difference in the lives of employees, stakeholders, business partners, and host communities around the world. The Sustainability Report describes our long-term sustainability goals, and our progress and performance against those goals, our most material sustainability aspects, and our contributions to upliftment and wider society. Among other things, the Sustainability Report, which aligns with the requirements of TCFD, supports Barrick’s GHG emissions reduction target of a minimum 30% reduction by 2030 relative to its 2018 baseline, while maintaining a steady production profile, with the ultimate ambition to achieve net zero GHG emissions by 2050 based on the detailed pathway for achievement set out in our 2021 Sustainability Report, as well as Barrick’s Scope 3 (indirect emissions in our value chain) emissions targets. Our 2024 Sustainability Report, which will be published in Q2 2025 and will contain additional information, can be accessed at www.barrick.com/sustainability.

Barrick Gold Corporation | 2025 Circular	97

Human Capital Management and Succession Planning

Our people are the driving force behind our track record of achievements. We strive to be a global employer of choice that attracts and retains the best people to run our portfolio of best-in-class assets and who share our vision and values to become the world’s most valued gold and copper mining business. We engage employees and contractors across the globe and empower them to work in safer, more creative, and more rewarding ways every day. We are committed to advancing and promoting a diverse and inclusive culture across our business that inspires and supports the growth of our employees, serves our communities, and shapes a more sustainable business. Our human capital strategy is actively overseen by the Board and the Executive Committee throughout the year.

We benefit from having director nominees with experience and expertise in talent development and allocation. The Board is regularly updated on the Company’s talent pipeline and human capital strategy, the effectiveness of which is assessed annually as one part of the Strategic Execution measure of the Long-Term Company Scorecard (which accounts for up to 15% of LTI awards for our Partners) and tracked as part of our annual sustainability reporting. Talent is also a core topic at Weekly Executive Reviews.

Our human capital strategy, including our approach to advancing and promoting diversity, continues to be a critical enabler of positive change and impact. Our focus areas are summarized below.

Leadership and Talent Development

We approach leadership and talent development with the same rigor and discipline that we apply to our business strategy. Our approach is anchored in developing and promoting the right internal talent and hiring the right external talent, with an emphasis on local recruitment, for career opportunities across our global organization.

We invest in our people through world-class training and development programs that are country-based and tailored to local needs, covering technical, behavioral, and informal learning to help our people feel engaged, valued, and empowered. This, in turn, helps us deliver on our strategic priorities across our regions and sites. We provide focused and accelerated career progression support, including meaningful stretch assignments, shadowing and mentorship opportunities, as well as global placement opportunities to foster a culture of continuous learning. We engage in detailed discussions around talent development and succession planning at all levels of our organization and provide constructive and regular feedback. We also maintain a comprehensive global database of employee skills and development plans.

Our approach to leadership and talent development training is summarized below.

Technical and behavioral training	Financial and commercial acumen training	Leadership and management development programs
Company-wide training programs to develop a foundation of technical and operational knowledge, as well as young professional development.	A best-in-class approach to develop financial acumen across the organization and help our people integrate financial and business needs into their everyday decision making.	Targeted development programs to build leadership excellence and for the Company's most promising employees to accelerate their development and to guide career advancement.

2024 initiatives

✓ **Continued investment in the successful Compass and Young Professional Development Programs**
A company-wide professional development initiative for employees with less than three years' industry experience, which includes work rotations through various aspects of a function or site operations (e.g., exploration, mine geology, metallurgy, mining, processing, health and safety), combined with individual mentoring and specific technical and leadership development plans over a two- to three-year period.

✓ **Barrick Academy**
Developing our leaders and managers is essential to our organizational success and is a key factor in driving employee engagement, performance, and trust. We are expanding our Foundations for Leadership and Management program, part of our Barrick Academy, into both our North American and Latin American regions after a highly successful launch in the Africa and Middle East region. This expansion of the Barrick Academy underscores our dedication to investing in the professional development of our workforce and our commitment to sustainable practices in the communities where we operate.

✓ **Expanded Business Finance Development Program**
The program has been expanded to all current and new professional employees across the organization to develop financial acumen, promote ownership values, foster an entrepreneurial spirit, and integrate financial and business needs into everyday decision making.

✓ **Management Development Programs**
Targeted programs developed in partnership with leading universities in Africa, Europe, and the United States to develop the next generation of leaders across the organization.

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Succession Planning

The Board believes that talent management and succession planning are critical to Barrick’s continued success. The Board reviews senior leadership succession, including for the President and Chief Executive Officer. The succession plans are based on Barrick’s talent management systems that identify candidates who have the skills, experience, and leadership needed for progression to a senior leadership role. A talent assessment process is used throughout the organization to review the capabilities and potential of our current and emerging leaders and to assist with development and succession planning. The Company also has in place an emergency succession plan to deal with any situation that requires the immediate replacement of the President and Chief Executive Officer.

At each regularly scheduled Board meeting, the Board receives a Human Resources Report covering succession planning, recruitment, development considerations, and retention of senior leaders and individuals who have been identified as high-potential executives. This ensures that the Board is kept apprised of our pipeline of talent at all levels of the business. We conduct annual talent assessment reviews, which involve reviewing individual profiles, identifying current, short-term and long-term readiness levels, building individual development plans, and creating succession slates to ensure that our business has the right skills in the right roles to deliver on our objectives. In addition, Barrick focuses on ensuring the development of its high-potential people and Partners through development moves to other positions, on-the-job mentoring and training, and internal and external courses.

To improve the Board’s understanding of the Company’s culture and talent pipeline, the Board is introduced to high-potential individuals in the Company. The Board also meets regularly with our senior Partners through their participation in Board and committee meetings and continuing education sessions. Our senior Partners also participate in informal meetings with members of the Board throughout the year. This regular interaction with the Board ensures that directors get to know the individuals who have been identified as potential future leaders of the Company.

Diversity and Inclusion

Diversity and inclusion are essential for a modern mining business and play a critical role as part of our mission to transform natural resources into sustainable benefits and mutual prosperity for our employees, local communities, and host country governments. As an equal opportunity employer, our policy is to appoint the best person to the job based on individual strengths, irrespective of gender, race, disability, ethnicity, religious belief, or sexual orientation. We have made significant investments to build an effective multicultural and multigenerational workforce that is equipped to take on the challenges of a changing world through a number of initiatives to attract the best people from a variety of backgrounds. Our strategy to achieve a more diverse and engaged workplace continues with our enduring focus in the following areas:

•

Living our sustainability strategy by prioritizing local hiring to grow the cultural and ethnic diversity of our workforce and to do so naturally through our role as an equal opportunity employer that only appoints the best person to the job based on individual strengths, irrespective of gender, race, disability, ethnicity, religious belief, or sexual orientation. We also build the skills and capabilities of our host country workers to multiply our positive impact on local, regional, and national economies. As of December 31, 2024, 96.6% of our employees are local nationals, and our multicultural workforce reflects our commitment.

•

Doing our part to right the gender imbalance in the historically male-dominated mining industry by prioritizing initiatives that support gender diversity, including the recruitment and development of women at all levels in our workforce, from internship to management.

•

Continuing our focus on recruiting and training the next generation of mining talent with the potential to become future leaders of the Company. At a time when the mining industry’s recruitment pool is shrinking, we are actively seeking to attract talented young people by presenting them with exceptionally rewarding career opportunities in a model, world-class business that has been designed to be future-facing.

•

Fostering an inclusive environment where our employees feel that all voices are heard, all cultures and differences respected, and that a variety of perspectives are welcome and essential to our long-term success.

Our flat, decentralized management structure engenders our inclusive culture and provides our executive team with direct access to our operations and enables transparent, two-way communication. We also conduct annual executive and regional team effectiveness sessions to create a shared understanding of, and commitment to, Barrick’s high performance ethos. Since the Merger, the President and Chief Executive Officer and a core group of our executives spend approximately five full weeks per quarter engaged in the quarterly business reviews with regional and site leadership teams prior to each Board meeting. For the remainder of each quarter, the President and Chief Executive Officer and a majority of our executives are physically present in our operating regions embedding the Barrick DNA, driving key initiatives, and assessing organizational capability. During these site visits, we engage in rigorous discussions focused on business execution, safety and environmental performance, and the status of key projects; solicit direct employee feedback; and provide management with an important opportunity to interface with emerging high potential talent.

Barrick Gold Corporation | 2025 Circular	99

Local Workforce and Gender Diversity

Our sustainable development contribution is not only financial, nor is it only about the here and now. We train the next generation of in-country industry leaders, prioritize local recruitment, and foster local entrepreneurialism. In 2024, 96.6% of our workforce, including 76.2% of site leadership teams, were host country nationals, and we contributed approximately $7.1 billion to the purchase of goods and services from in-country businesses. Significant efforts were also made to advance the recruitment, training, and development of female talent at all levels in our workforce, from internship to management, as we continue to do our part to right the gender imbalance in the historically male-dominated mining industry. In 2024, 17% of all new hires were female and we continued to actively promote gender diversity across the organization, including the provision of career workshops and targeted leadership development initiatives to foster greater diversity at our operations and local communities. Beyond this, we also continued to work with local governments to remove barriers to employment for women and we partnered with local communities to change cultural norms and raise awareness about the importance and value of employment and economic empowerment for local women.

Diversity Initiatives

Diversity Policy

Barrick has had in place a formal Diversity Policy since 2015. Consistent with our commitment to diversity on the Board and in senior leadership positions, in February 2021, following the ESG & Nominating Committee’s annual review of the Diversity Policy and recommendation to the Board, the Board approved amendments to the Diversity Policy to include a target for women to represent at least 30% of directors by the end of 2022. In furtherance of our commitment to diversity and our steadfast belief that diverse perspectives enhance organizational strength, problem solving ability, and opportunity for innovation, in February 2023, the ESG & Nominating Committee recommended the disclosure of the number and proportion of directors who self-identify as racially and/or ethnically diverse. If all director nominees are elected at the Meeting, women will represent 40% of all Barrick’s directors and 50% of our independent directors. Our slate of ten director nominees for election at the Meeting was carefully constructed to ensure that our director nominees represent key business geographies and is comprised of individuals whose backgrounds reflect the diversity of our stakeholders. If all director nominees are elected at the Meeting, 40% of our directors will self-identify as racially and/or ethnically diverse. Each director nominee contributes to the Board’s overall diversity by providing, among other characteristics, a diversity of thought, perspective, personal and professional experience, and cultural background.

In considering directors for nomination to the Board, the Diversity Policy requires the Board and the ESG & Nominating Committee to consider diversity criteria, such as gender, age, ethnicity, disability, diversity of thought, and geographical background. In addition, the Diversity Policy requires the ESG & Nominating Committee to consider and recommend, where appropriate, the implementation of initiatives to promote gender diversity at the Board and senior leadership levels. In particular, the Diversity Policy requires the ESG & Nominating Committee, when identifying and considering the selection of candidates for election or re-election to the Board, to consider the level of representation of women on the Board. In furtherance of the target set forth in the Diversity Policy, the ESG & Nominating Committee will strive to maintain a Board in which women represent at least 30% of directors. As appropriate, Barrick retains an external search firm to identify potential candidates who meet the Board’s expertise, skills, and diversity criteria and to help Barrick achieve its diversity objectives.

Similarly, at the senior leadership level, the Diversity Policy requires the Board, the Chairman, and the President and Chief Executive Officer to consider diversity criteria, including gender, age, ethnicity, disability, diversity of thought, and geographical background, as well as the level of representation of women in senior leadership positions in making senior leadership appointments. The Diversity Policy does not, however, establish any mandatory quotas regarding the representation of women in senior leadership, including executive officer positions, because the Board does not believe that mandatory quotas necessarily result in the identification or selection of the best candidates for Barrick’s highly specialized business.

Every year, the ESG & Nominating Committee reviews the Diversity Policy and assesses the Company’s progress against its objectives. This review enables the ESG & Nominating Committee, on an ongoing basis, to assess the effectiveness of the Diversity Policy. The results of the ESG & Nominating Committee’s assessment are set out below under the heading “Diversity Policy Assessment”.

Board Diversity

Barrick has nominated ten directors for election at the Meeting, including four female directors with diverse backgrounds who, if elected, will represent 40% of our Board and 50% of independent directors, and four director nominees, representing 40% of our Board, who self-identify as racially and/or ethnically diverse. Assuming all ten nominees are elected, our Board will include a combination of international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick now operates and possessing the skills, professional experience, and backgrounds necessary to best address the opportunities, challenges, and risks of our business.

As part of the identification and selection process for potential candidates for the Board, the ESG & Nominating Committee is mindful of the benefit of diversity on the Board and the need to maximize the effectiveness of the Board and its decision-making abilities. Gender diversity is one element of diversity that the Board considers important. The ESG & Nominating Committee also considers

100	Barrick Gold Corporation | 2025 Circular

several other aspects of diversity within the context of the Company’s needs and objectives and its domestic and international operations, including each candidate’s background and experience, expertise, geographical representation, ethnicity, cultural background, disability, and age, as well as gender. The current Board members range in age from 51 to 78 years and have experience conducting business and operating in the very geographic regions where Barrick operates. In addition, our Board nominees possess a range of expertise and knowledge garnered through experiences in a broad range of industries, including mining, engineering, finance, law, infrastructure, media, government, oil and gas, manufacturing, and technology. Accordingly, in searches for new directors, the ESG & Nominating Committee considers the level of female representation on the Board, along with ways in which diversity can be increased in other areas.

Senior Leadership Diversity

In addition to Board diversity, Barrick understands the benefits of a diversified workforce. While Barrick does not have a fixed target for the representation of women in executive officer positions, under its Diversity Policy, Barrick is committed to promoting diversity (including gender diversity) among its senior leadership and will consider the level of female representation and the other indicia of diversity, outlined above, when deliberating on hires and promotions regarding all senior leadership positions, including executive officers.

In identifying and considering potential candidates for senior leadership, including executive officer appointments, the Board considers factors such as years of service, regional background, merit, experience, and qualifications. In addition, unlike the identification and selection process for the Board, the diversity of the Company’s senior leadership is driven by other factors, some of which are outside of the control of the Company, including the level of senior leadership turnover, the times at which hiring and promotion opportunities arise, and the available leadership pipeline.

As of March 27, 2025, there are five women in senior vice-president and vice-president roles at Barrick, comprising 14% of the Company’s vice-president group, and three of the Company’s executive officers are women (18%). Women comprise 14% of our Partners.

Diversity Policy Assessment

Each year, the ESG & Nominating Committee conducts an assessment of the Diversity Policy by comparing the diversity characteristics and profiles of the Board and executive team as of February 2025 relative to February 2024. The profile of the Board continues to represent a broad range of geographies, age groups, education, and experience.

The Company’s Human Resources function ensures that diverse candidates are considered for all executive roles and that, when independent advisors are retained, they are instructed to present a diverse list of candidates. As of March 27, 2025, the percentage of female executive officers is 18% (i.e., 3 of 17).

The representation of women on our Board and in executive officer, Partner, and senior vice-president and vice-president positions for the last three years is as follows:

	March 23, 2023		March 20, 2024				March 27, 2025

Category	Number	Percentage	Number		Percentage		Number		Percentage

Board of Directors	4 of 12	33%	4 of 11	(1)	36	%(1)	4 of 10	(2)	40%

Executive Officers	3 of 16	19%	3 of 16		19%		3 of 17		18%

Partners	5 of 38	13%	5 of 37		14%		5 of 36		14%

Senior Vice-Presidents and Vice-Presidents (excluding Executive Officers)	2 of 20	10%	2 of 21		10%		2 of 19		11%

Senior Vice-Presidents and Vice-Presidents (including Executive Officers)	5 of 36	14%	5 of 37		14%		5 of 36		14%

(1)

Mr. Michael Evans retired from the Board effective April 30, 2024. Following his retirement and with the re-election of all of our 10 directors at the 2024 Meeting, women comprised four of our 10 directors (40%).

(2)

Messrs. Christopher Coleman and Andy Quinn will retire from the Board at the Meeting, and Messrs. Ben van Beurden and Pekka Vauramo have been nominated for election to the Board at the Meeting. Accordingly, if each of our ten directors is elected at the Meeting, women will comprise four of our ten directors (40%).

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Evaluating Our President and Chief Executive Officer and Other Senior Officers

The Board has approved position descriptions and committee mandates, and has established a management evaluation process.

The Chairman conducts an annual performance evaluation of the President and Chief Executive Officer with input from the Lead Director and reports to the Board and the Compensation Committee, as appropriate, regarding such evaluation. The Compensation Committee recommends to the Board the annual compensation of the President and Chief Executive Officer. The compensation of the President and Chief Executive Officer is approved by our independent directors. The Compensation Committee reviews and approves the annual compensation of the other senior officers based on the annual performance evaluation of such officers and the compensation recommendations provided by the President and Chief Executive Officer. The Compensation Committee bases its recommendations and approvals on Barrick’s established policies regarding the performance of each individual executive as measured against the API Scorecard and on the performance of the Company as measured against the Long-Term Company Scorecard. Executive compensation is considered in the context of the overall stewardship and governance of the Company. A more detailed description of the criteria and methodology used to assess performance and determine the compensation of our President and Chief Executive Officer and other senior officers is set out beginning on page 40.

Communications and Shareholder Engagement

We have a Disclosure Policy that enshrines our commitment to providing timely, factual, and accurate disclosure of material information about the Company to our shareholders, the financial community, and the public. The Company has adopted disclosure practices that ensure material information is not disclosed to investors, analysts, or others selectively in contravention of applicable securities laws. Any communications or meetings with our shareholders or others will comply with those disclosure practices. The Board reviews and approves the contents of major disclosure documents, including our Annual Report, quarterly reports to shareholders, Annual Information Form, and Circular. A copy of our Disclosure Policy is available on our website at www.barrick.com/about/governance.

Communications regarding our business and operations, financial results, and strategy are provided by senior management periodically throughout the year in many ways, including our annual and quarterly reports, Annual Information Form, Sustainability Report, news releases, and through industry and investor conferences and meetings with analysts and investors. Management also hosts conference calls and webcasts for quarterly earnings releases and major corporate developments as soon as practical after they are publicly announced. These disclosure documents, investor presentations, conference calls, and webcasts are available through our website at www.barrick.com/investors.

As part of our effort to promote improved shareholder engagement, the Board adopted a formal Shareholder Engagement Policy to facilitate an open dialogue and exchange of ideas among the Company, our Board, and our shareholders. The Shareholder Engagement Policy is available on our website at www.barrick.com/about/governance. Barrick is pleased to host a virtual format for this year’s Meeting in which shareholders can participate by following the instructions in this Circular regardless of geographic location through an online portal which allows them to ask questions of the Board and management and vote their Barrick Shares. As in past years, Barrick is also offering a live webcast of the Meeting which can be viewed on our website at www.barrick.com/investors/agm. More information can be found in “Meeting and Voting Information – Voting Procedures” beginning on page 5.

Shareholders can contact the Chairman by mail (marking the envelope “Confidential”) or email at:

Attention: Chairman

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: chairman@barrick.com

cc: corporatesecretary@barrick.com

Shareholders can contact our independent directors by mail (marking the envelope “Confidential”) or email at:

Attention: Lead Director

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

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Shareholders can contact the President and Chief Executive Officer by mail or email at:

Attention: President and Chief Executive Officer

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: corporatesecretary@barrick.com

Shareholders may communicate their views to management through the Company’s Investor Relations Department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: 416-307-7474

Email: investor@barrick.com

Our Governance and Leadership Structure

We have consciously established a distinctive structure for the governance and management of Barrick. In this section, we lay out the responsibilities of our Board, our Chairman, our President and Chief Executive Officer, and our Lead Director, and we explain how they work together.

Under our Chairman’s stewardship, Barrick undertook a “Back to the Future” strategy to recapture and make relevant the original, authentic DNA of Barrick as it existed when Peter Munk and his partners created it. Specifically, the phrase referred to re-establishing four core elements: one, a partnership culture; two, a lean, nimble, decentralized business model; three, an intensive focus on creating long-term value as measured by free cash flow per share; and four, financial rigor and prudence as evidenced by discerning portfolio management and a healthy balance sheet.

Today, these core elements continue to drive Barrick’s business following the Merger. We have implemented a decentralized operating model, reallocating roles to operations where appropriate, and eliminating those roles that are no longer required. The corporate office sets strategy and allocates people and capital according to the Company’s strategic priorities. Regional Chief Operating Officers determine how best to maximize the long-term value of their business, with advice and assistance from corporate office experts. Those regional leaders work side-by-side with our regional teams to maintain and enhance our license to operate, building partnerships of depth with host governments and communities. This lean, decentralized model allows information to flow freely and swiftly throughout the organization, and ensures that problems are solved quickly by the people closest to them. It also empowers our Partners to work together as a team to understand and manage the complex matters of our business, and assess and reduce risk.

Having re-established the model that drove Barrick’s early success, our ambition is to become the world’s most valued gold and copper mining business. We are cultivating a high-performance culture defined by the following principles: a deep commitment to partnership; consistent high-level execution; operational excellence; disciplined capital allocation; and continual self-improvement. We are obsessed with talent, and seek out fresh perspectives from other industries, challenging ourselves to think differently. We are investing in technology in a disciplined manner to make us faster, safer, more efficient, and more transparent with our partners. Our Board of Directors serves as the voice of all owners. It sets the Company’s strategic priorities in keeping with our purpose and values. The Chairman is a meaningful owner himself and serves as the representative of the Board and the owners. He ensures that the strategic priorities set by the Board are executed to the highest possible standard.

The Board has adopted position descriptions for the Chairman, the Lead Director, and the President and Chief Executive Officer. Each Board committee mandate also sets out the role and responsibilities of its committee chair. A copy of these position descriptions and Board committee mandates can be found on our website at www.barrick.com/about/governance.

Board of Directors

In carrying out its oversight function, our Board of Directors, as the voice of all owners, reviews with management and sets the Company’s priorities in keeping with our purpose and values.

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Partners

Our priorities are executed by our partnership, established in 2015. As at March 27, 2025, we have 36 Partners, 17 of whom are executive officers. Partners are individuals who consistently demonstrate the highest qualities of transformational leadership: a tireless dedication to Barrick’s values, the pursuit of excellence and innovation, and a capacity to motivate and inspire others. Our Partners approach their work with a balance of boldness and prudence: acting with urgency, but also with discipline and care. Our Partners are owners of the Company, and rise and fall together with shareholders. A significant portion of their total compensation is long-term in nature, in the form of PGSUs which convert to Barrick Shares that are subject to the achievement of market-leading minimum common share ownership requirements that reinforce our ownership culture. Ongoing membership is contingent upon superior performance and leadership, and underperforming Partners will be removed.

President and Chief Executive Officer

The President and Chief Executive Officer is appointed by the Board and reports to the Chairman and the Board. The President and Chief Executive Officer has overall responsibility, subject to the oversight of the Chairman and the Board, for managing the Company’s business on a day-to-day basis, general supervision of the business of the Company and the execution of the Company’s operating plans and, working with the Chairman, execution of the Company’s strategic priorities. In fulfilling his executive role, the President and Chief Executive Officer acts within the authority delegated to him by the Chairman and the Board. Among other things, the President and Chief Executive Officer also: (i) monitors operational performance and the strategic direction of the Company, (ii) manages the Company’s internal control framework, (iii) develops appropriate capital, corporate, and management structures to ensure the Company’s objectives are met, and (iv) reports to the Chairman and where appropriate, the Board, on the progress being made by the Company with regard to its strategic objectives, along with the Company’s short-, medium-, and long-term plans.

Chairman

The Chairman is appointed by the Board and, as his primary functions, provides leadership and direction to the Board, and facilitates the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate. In connection with the transition of Mr. Thornton to the role of Chairman in February 2024, an updated position description of the Chairman was approved by the Board pursuant to which, in addition to the responsibilities applicable to all other directors, the Chairman’s responsibilities include, among other things, (i) in consultation with the President and Chief Executive Officer, scheduling and setting the agenda for Board meetings; (ii) presiding over meetings of the Board and assuming primary responsibility for the Board’s operation and functioning; (iii) ensuring the Board has adequate resources, reviewing the adequacy and timing of Board materials, and ensuring the appropriate flow of information between management and the Board; (iv) providing leadership to the Board in overseeing the Company’s strategy and supervising management’s progress against the Company’s strategic goals; (v) monitoring Board committees in carrying out and reporting responsibilities delegated by the Board; (vi) providing input into the ESG & Nominating Committee on recommendations to the Board for nomination of new directors and Board committee chairs, and on succession plans for the Chairman, Lead Director, and committee chair positions; (vii) ensuring that Board functions are effectively carried out and, where functions have been delegated to Board committees, that the results are reported to the Board on a timely basis; (viii) ensuring that the interests of various stakeholders are considered by the Board; (ix) receiving concerns addressed to the Board from key stakeholders about the Company’s governance, strategy, corporate conduct, business integrity, sustainability and executive compensation programs, and consulting with the President and Chief Executive Officer and other directors, where appropriate, to determine appropriate responses; and (x) taking all reasonable steps to ensure that Board decisions are implemented.

In connection with his leadership and direction of the Board, the Chairman chairs each meeting of the Board and works in consultation with the Lead Director to, among other things, plan and organize the activities of the Board. The Chairman serves as a liaison between the Board and the President and Chief Executive Officer and facilitates communications between the Board and the Company’s shareholders (including, where appropriate, speaking on behalf of the Board, or the Company and representing the Board at official functions and meetings with major shareholders, governments, and other key stakeholders). The Chairman is also responsible for conducting an annual performance evaluation of our President and Chief Executive Officer with input from the Lead Director, and for evaluating Board effectiveness.

Lead Director

Because the Chairman is a former executive who is deemed to not be independent for purposes of applicable securities laws and stock exchange rules until the third anniversary of the transition, Barrick will continue to have a Lead Director for so long as the Chairman is not independent, and the independent directors will continue to elect an independent director to serve as Lead Director following each annual meeting.

The Lead Director provides leadership to the Board and particularly to the independent directors. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and shareholders, and assists in maintaining and enhancing the quality of the Company’s corporate governance. The Board has adopted a robust Lead Director position description, which includes, among other things, the following authority and responsibilities:

•	Consulting with the Chairman regarding the agenda and ultimately approving the agenda (including additions to the agenda) and associated materials for each Board meeting;

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•	Approving Board meeting schedules to ensure that there is sufficient time for discussion of all agenda items;

•	Chairing Board meetings when the Chairman is absent or in circumstances where the Chairman is (or may be perceived to be) conflicted;

•	Presiding over in camera sessions of the independent directors following every Board meeting;

•	Calling meetings of the independent directors, or the Board, as required;

•	Briefing the Chairman on decisions reached or suggestions made at meetings of independent directors, or during in camera sessions;

•

Facilitating communication between the independent directors and the Chairman, including by presenting the Chairman’s views, concerns, and issues to such directors and raising with the Chairman, as appropriate, the views, concerns and issues raised by such directors;

•	Engaging with the Chairman between Board meetings and assisting with informing or engaging with independent directors;

•	Overseeing the annual Board and directors evaluation process;

•

Engaging with each director individually regarding the performance and functioning of the Board, its committees, and other evaluation matters, as appropriate, and inquiring as to whether any director has concerns about the nomination of other directors;

•	Providing input in respect of the Chairman’s annual performance evaluation of the President and Chief Executive Officer;

•

Providing leadership to the Board if circumstances arise in which the Chairman may be (or may be perceived to be) in conflict, in responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	Being available for consultation and direct communication with shareholders and other key constituents, as appropriate; and

•	Retaining independent advisors on behalf of the Board as the Board or the independent directors may deem necessary or appropriate.

J. Brett Harvey has served as our Lead Director since December 2013. Mr. Harvey was the Chair of Barrick’s Compensation Committee from July 2012 to December 2018, the Chair of the Audit & Risk Committee from January 2019 to August 2024, and the Acting Chair of the ESG & Nominating Committee from January 1, 2024 to August 2024. In 2024, Mr. Harvey played a fundamental role as our Lead Director in a number of key Board initiatives, including consulting with the Chairman regarding the agenda and associated materials for all Board meetings, chairing all meetings of the independent directors that occurred throughout the year, facilitating communication between the independent directors and the Chairman, consulting with the ESG & Nominating Committee in evaluating the Chairman’s performance (in respect of his capacity as Executive Chairman prior to the transition), and providing input into the Chairman’s annual performance evaluation of the President and Chief Executive Officer. In addition, Mr. Harvey participated in discussions with a number of our largest investors representing approximately 34% of the issued and outstanding Barrick Shares (as of December 31, 2024) to discuss a variety of topics, including our performance, sustainability strategy, environmental goals, human capital strategy, and executive compensation matters, as well as key governance priorities, including Board composition, diversity, and renewal.

Corporate Governance

Through the ESG & Nominating Committee, which is composed entirely of independent directors, the Board monitors best practices in corporate governance, develops corporate governance guidelines, and establishes appropriate structures and policies to allow the Board to function effectively and independently of management. The ESG & Nominating Committee recommends corporate governance policy changes to the Board as appropriate, and the Board approves our corporate governance guidelines annually.

Board Composition and Nomination of Directors

Shareholders elect directors annually to hold office until our next annual meeting or until their successors are elected or appointed. Shareholders vote for individual directors. Between shareholder meetings, the Board may appoint additional directors within the maximum number set out in the Articles of the Company, provided that the number of additional directors appointed cannot exceed one-third of the current directors (excluding those appointed as additional directors). The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

The ESG & Nominating Committee is charged with identifying and reviewing potential candidates and recommending nominees to the Board for approval. The ESG & Nominating Committee strives to ensure that the Board possesses a broad range of experience and expertise so that it can effectively carry out its mandate and be an asset to the Company, both as a whole and through its three standing committees. To promote this objective, the ESG & Nominating Committee oversees a process by which the areas of experience and expertise that the Board needs over the medium-term are identified.

We believe our Board nominees must strike the right balance between those who have the skills and experience necessary to ensure our business can secure and maintain our license to operate, and those who have technical and operating expertise and financial and

Barrick Gold Corporation | 2025 Circular	105

business acumen. Based on their assessment of the existing experience and strengths of the Board and the needs of the organization, the ESG & Nominating Committee and the Board determine the competencies, skills, and qualities Barrick should seek in new Board members. In recommending nominees, the ESG & Nominating Committee assesses the ability to contribute to the effective management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills, and knowledge that are appropriate and beneficial to the Company. Consistent with Barrick’s Diversity Policy, the Committee and the Board also consider diversity criteria, such as gender, age, ethnicity, and diversity of thought.

Nominees for membership to the Board are recommended to the Board by the ESG & Nominating Committee. In identifying candidates, the Committee consults broadly with the other members of the Board and retains external consultants to assist with sourcing the best available candidates and/or consult with key stakeholders. Throughout the director nomination process, the Committee provides updates to the Board and solicits input on candidates. New candidates are interviewed by members of the Committee and other directors as appropriate. The Committee ultimately submits recommendations on Board composition to the full Board, which approves the nominees for submission to shareholders and election to the Board.

In 2024, the Board prioritized enhancing its global expertise and representation through renewal and diversity. The ESG & Nominating Committee conducted a thorough director selection process, evaluating composition, identifying skill gaps, and ensuring alignment with strategic priorities. As a result of this rigorous process, the Board has nominated Messrs. Ben van Beurden and Pekka Vauramo for election at the Meeting. Mr. van Beurden’s extensive international experience in the extractive industry and Mr. Vauramo’s significant mining engineering experience will further enhance the Board’s operational expertise, as well as its exceptional financial and business acumen.

With the nominations of Messrs. van Beurden and Vauramo, Barrick has nominated ten directors for election at the Meeting who collectively represent the necessary mosaic of skills and experience that is relevant to our business and who serve as a voice of owners by crafting policies to create long-term value per share and ensuring that Barrick successfully carries out those policies. Our Board includes international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick operates and brings together diverse viewpoints and perspectives, exhibiting the skills, professional experience, and cultural backgrounds necessary to best address the opportunities, challenges, and risks of our business.

Since the closing of the Merger on January 1, 2019, we have nominated nine new directors to the Board, including four women directors with diverse backgrounds. This evolution of our Board demonstrates our commitment to thoughtfully refreshing our Board. As a result of a rigorous multi-year Board renewal process overseen by our ESG & Nominating Committee designed to ensure the identification and selection of the best candidates for nomination as directors, having regard to Barrick’s highly specialized business, the key business geographies in which we conduct our global operations, and our commitment to diversity, 80% of our director nominees are independent, 40% of our director nominees self-identify as racially and/or ethnically diverse, and women represent 40% of all director nominees and 50% of our independent directors.

The Board will continue to advance state-of-the-art governance practices including a rigorous annual evaluation process, which encompasses peer reviews and an assessment of the effectiveness of the Chairman, the Lead Director, and Board committee chairs.

Expectations of Directors

The Board has adopted Corporate Governance Guidelines to promote the effective functioning of the Board and its committees. These Guidelines set out how the Board should manage its affairs and perform its responsibilities. Among other things, the Corporate Governance Guidelines establish a minimum attendance expectation for directors of 75% of all Board and committee meetings, subject to extenuating circumstances, and a requirement that directors make every reasonable effort to attend our annual meeting of shareholders. All directors satisfied this requirement in 2024. Additionally, the Corporate Governance Guidelines establish a minimum share ownership requirement for directors. All directors except Ms. Kabagambe, Ms. Cai, and Ms. Costantini have met their shareholder ownership requirements. Ms. Kabagambe, Ms. Cai, and Ms. Costantini have until November 4, 2025, November 3, 2026, and November 2, 2027, respectively, to meet their share ownership requirements. If elected at the Meeting, Messrs. van Beurden and Vauramo will have until May 5, 2030 to meet their respective share ownership requirements.

Majority Voting Policy

The Company has adopted a majority voting policy as part of its Corporate Governance Guidelines, which are available on our website at www.barrick.com/about/governance. The majority voting policy provides that any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Chairman or, in the case of the Chairman, to the Lead Director. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected.

The ESG & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the Board must accept the resignation absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce its determination by way of press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The director will not participate in any committee or Board deliberations on their resignation offer. If a resignation is accepted, the Board may appoint a new director to fill the vacancy.

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Term Limits

Barrick does not impose term limits on its directors and does not have a retirement age policy for directors as the Board believes that term limits and mandatory retirement are arbitrary mechanisms for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service or age. Instead, we believe that directors should be assessed based on their ability to continue to make a meaningful contribution. Barrick’s annual performance review of directors assesses the strengths and weaknesses of directors and the contributions they make. In our view, this is a more meaningful way to evaluate the performance of directors and to make determinations about whether a director should be removed due to under performance. See “Annual Performance Assessments” on page 112.

Independence

The Board believes that it must be independent of management to be effective. The Board has adopted director independence standards consistent with the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices and has adopted a policy that requires at least two-thirds of our directors to be independent. To be considered “independent”, the Board must annually make an affirmative determination, by resolution, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder, or officer of another entity that has a material relationship with the Company) that could reasonably be expected to interfere with the director’s ability to exercise independent judgment as a director. In each case, the Board broadly considers all relevant facts and circumstances. The threshold for independence is higher for members of the Audit & Risk Committee, as required by Canadian Security Administrators’ National Instrument 52-110 – Audit Committees and the NYSE Standards, and for members of the Compensation Committee, as required by the NYSE Standards. All members of the Audit & Risk Committee and the Compensation Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees and compensation committees.

Generally, a director will not be considered to be “independent” if:

(a)	the director is, or has been within the last three years, employed by the Company or any of its subsidiaries;

(b)	an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;

(c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor;

(d)

the director, or an immediate family member, has been within the last three years (but is no longer) a partner or employee of the Company’s internal or external auditor and personally worked on the Company’s audit within that time;

(e)	the director is a current employee of the Company’s internal or external auditor;

(f)

an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance, or tax compliance (but not tax planning) practice;

(g)

a director, or an immediate family member, received more than Cdn $75,000 in direct compensation from the Company during any 12-month period within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

(h)

a director, or an immediate family member, is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s current executives serve or served at that time on the company’s compensation committee; or

(i)

a director, or an immediate family member, is an executive officer or an employee of a company that has made payments to, or received payments from, the Company for property or services in an amount that exceeds in any of the last three fiscal years $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home. A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues. With the assistance of the ESG & Nominating

Barrick Gold Corporation | 2025 Circular	107

Committee, the Board has considered the relationship to Barrick of each of the director nominees and has determined that eight of the ten individuals nominated for election as directors at the Meeting are independent as shown in the following table.

Name	Executive Officer	Independent	Not Independent	Reason for Non-Independence
D. Mark Bristow	✓		✓	President and Chief Executive Officer of the Company
Helen Cai		✓
Isela A. Costantini		✓
Brian L. Greenspun		✓
J. Brett Harvey		✓
Anne N. Kabagambe		✓
Loreto Silva		✓
John L. Thornton(1)			✓	Executive Chairman of the Company within the last three years
Ben van Beurden		✓
Pekka J. Vauramo		✓

(1)

Mr. Thornton transitioned to the role of Chairman of the Company, a non-executive position, effective as of February 13, 2024. Because the Chairman is a former executive, the Chairman is deemed to not be independent for purposes of applicable securities laws and stock exchange rules until the third anniversary of the transition.

Outside Board Memberships and Interlocking Board Positions

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve, except that members of the Audit & Risk Committee who serve on the audit committees of more than two other public companies require the approval of the Board and a determination that such service will not impair the ability of such member to contribute effectively to the Audit & Risk Committee. The Company’s Corporate Governance Guidelines provide that directors should recognize that Board and committee service requires significant time and attention in order for directors to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with the Company’s conflict of interest standards as set out in our Code of Business Conduct and Ethics.

The Board has adopted guidelines limiting the number of board interlocks that can exist at any time to two, and prohibiting any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company. As of March 27, 2025, there are no board interlocks on our Board.

Other Independence Mechanisms

The Board has established other important governance policies and practices to enhance Board independence, including the following:

•	Each committee mandate provides that the committee may engage external advisors at Barrick’s expense.

•	To facilitate open and candid discussion among our directors, our Corporate Governance Guidelines mandate that:

•

an in camera session follows every Board meeting (including special meetings), at which the independent directors meet without the non-independent directors and without any other officers or employees present; and

•	the Lead Director presides at each of these sessions.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (the Code) that applies to all of our directors, officers, employees, contract employees, and third-party vendors. The Code embodies our commitment to conduct our business in accordance with the highest ethical standards and all applicable laws and regulations, industry practices, and international norms. The Code sets out fundamental principles that guide the Board in its deliberations and shape the Company’s business activities. The Code forms the cornerstone of Barrick’s compliance program and was most recently reviewed in 2025 to reflect best practices and ensure that Barrick continues to hold itself to the highest standards of ethical business conduct. The Code addresses, among other things:

•	compliance with laws, including laws prohibiting bribery and corruption;

•	respect for human rights;

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•	accurate financial controls and records;

•	avoidance of conflicts of interest;

•	protection and proper use of Company assets;

•	confidentiality of information;

•	insider trading and non-disclosure of material, non-public information;

•	fairness in all our dealings;

•	health and safety in the workplace;

•	dignity and respect within working relationships; and

•	sound environmental practices.

The Code also deals with the reporting of potential violations of law and the Code. Barrick has established a toll-free compliance hotline and Internet web portal to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters. The Company encourages and expects our personnel to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising, in good faith, concerns or questions regarding ethics or Code matters. Any waivers of the Code may generally only be granted by the President and Chief Executive Officer or the General Counsel. However, any waiver of the Code for executive officers may only be granted by the Board or a committee thereof and will be disclosed to shareholders as required by applicable laws. To date, no waivers of our Code have been granted. The Code was developed in consultation with the Audit & Risk Committee. The Board monitors compliance with the Code through the Audit & Risk Committee, which receives periodic reports from management with respect to any reports of alleged violations of the Code and any corrective actions taken by the Company. At a minimum, once each year, employees are required to complete an acknowledgment confirming that they:

•	have received Code training;

•	understand and agree to abide by the requirements of the Code; and

•	are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management.

The Company has also implemented an online component to its Code training programs. This training provides employees with real-time training and testing and supplements the Company’s other training programs and annual certification process.

Our Code is available on Barrick’s website at www.barrick.com/about/governance and on SEDAR+ at www.sedarplus.ca.

Conflict of Interest

In addition to the independence requirements described above, our Code, our Corporate Governance Guidelines, and the BCBCA specifically address conflicts of interest involving directors. Pursuant to the Code, all of our directors are required to act in the best interests of the Company and to avoid conflicts of interest. Directors may not use their position to obtain any improper benefit for themselves. Our directors may not serve as officers or directors of, or otherwise be engaged with, a competitor or potential or actual business partner of the Company without the prior written approval of the Chairman and the Chair of the ESG & Nominating Committee.

Our Corporate Governance Guidelines provide that directors are required to advise the Chairman and the Chair of the ESG & Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner, or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards.

Division 3 of Part 5 of the BCBCA addresses conflicts of interest of a director of a British Columbia company, such as Barrick. Among other things, the BCBCA provides that a director of a corporation who: (a) has a material interest in a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who has a material interest in a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose that interest. Disclosure must be in writing to the directors, must include the nature and extent of the disclosable interest and must be evidenced in a consent resolution, the minutes of a meeting or any other record deposited in the company’s records office. If a director has a disclosable interest in a contract or transaction proposed to be entered into with Barrick, the director may not vote on any resolution to approve the contract or transaction. The director is, however, entitled to be counted in

Barrick Gold Corporation | 2025 Circular	109

the quorum for the Board meeting. The BCBCA contains a number of exemptions for particular situations, including certain contracts or transactions with wholly owned subsidiaries, a contract of indemnity or insurance for the director, and contracts or transactions relating to the remuneration of the director in his or her capacity as a director, officer, agent or employee of the company or an affiliate.

Related Party Transactions

Barrick has instituted a number of procedural safeguards designed to ensure that any related party transactions are identified and addressed in accordance with the requirements of our Code and applicable law. As noted above, under the Code all directors and executive officers are required to avoid conflicts of interest and to disclose any actual or potential conflicts of interest. In addition, each year, directors and executive officers are required to complete questionnaires in which they identify the names of their related parties and any existing or potential related party transactions or conflicts of interest that could be material to the Company. The information disclosed in these questionnaires is then cross referenced against payments made by the Company to ensure compliance with our internal protocols and our Code. The Audit & Risk Committee reviews related party transactions as part of its oversight of the Company’s Code compliance program. The ESG & Nominating Committee reviews related party transactions involving directors as part of its annual director independence assessment. Where appropriate, the Board will form a committee of independent directors to review and evaluate a potential related party transaction that is material to the Company. There were no material related party transactions reported in 2024.

For purposes of the foregoing, a “related party” of the Company includes, among other things, (i) any director or executive officer of the Company, (ii) an immediate family member of a director or executive officer, (iii) any entity controlled or jointly controlled by any such persons, and (iv) a person that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding Barrick Shares.

Anti-Hedging Policy

The Company has a formal Anti-Hedging Policy prohibiting all directors, officers, senior vice-presidents, vice-presidents, Partners covered by the Partnership Plan, and others from hedging the economic exposure of their share ownership and equity-based long-term incentive compensation. Our Anti-Hedging Policy ensures that our interests and the interests of our shareholders are one and the same.

Procedures for Complaints Regarding Accounting Matters and Auditor Independence Mechanisms

The Audit & Risk Committee has established procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls, or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures are posted on Barrick’s website at www.barrick.com/about/governance.

PwC is independent within the meaning of the rules of the Public Company Accounting Oversight Board and, as required by the relevant SEC rules, Barrick’s lead audit partner at PwC rotates every five years (including most recently in February 2021). In addition, the Audit & Risk Committee has adopted the Audit Services Policy for the pre-approval of services performed by Barrick’s auditor. The objective of the Audit Services Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Audit Services Policy, and professional standards and securities regulations governing auditor independence.

As part of its annual evaluation of the performance and effectiveness of Barrick’s auditor, the Audit & Risk Committee considered various factors, including: PwC’s ability to exercise independent judgment and objectivity in the course of its audit; its global capabilities relative to the global business of the Company; its familiarity with Barrick’s operations and business, accounting policies and practices and internal controls over financial reporting; appropriateness of fees; and tenure, during which the Audit & Risk Committee evaluated the benefits of long tenure in light of the controls in place to safeguard auditor independence.

The Audit & Risk Committee has established a hiring policy for employees or former employees of the external auditor. Under our hiring policy, the Company shall not employ a person as its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer (or in an equivalent position) if: (1) such person is, or was within the two years prior to becoming employed by the Company, an employee or partner of an independent auditor that audited the Company’s financial statements during such two-year period, and he or she participated in any capacity in such audits, or (2) the hiring of such person would otherwise violate the restrictions set forth in, or established pursuant to, Section 206 of the Sarbanes-Oxley Act of 2002.

Board Orientation and Continuing Education

New members of the Board are provided with information about their roles, responsibilities, and duties as Board members, as well as information about the Company, its business, and the factors that affect its performance. They receive orientation packages that contain information concerning key legal requirements, the Company’s Articles, the duties and responsibilities of directors, the

110	Barrick Gold Corporation | 2025 Circular

mandates of the Board and its committees, the Company’s key policies, including our Code, and copies of our public disclosure documents.

In addition to meeting with the Chairman, the President and Chief Executive Officer, and the other members of senior management to discuss the nature and operation of our business, new directors participate in targeted orientation sessions, carried out over several days, which address multiple topics that are critical to understanding our business. In the past, the topics covered at these orientation sessions have included:

•

Regional Operations Overview: Overview of each of Barrick’s operating regions; operational targets and regional growth strategies; key assets and related risks and opportunities; business improvement initiatives; health and safety; environment; workforce diversity; and major projects.

•	Capital Projects Overview: Overview of key growth and sustaining capital projects; capital initiatives; and principal investment risks and mitigation strategies.

•

Finance Function: Overview of the financial aspects of Barrick’s business and assets, including free cash flow generation strategy; cost management initiatives; financial risk oversight and cost and liability management; balance sheet management, share buybacks, and dividends strategy; supply chain and inventory management; GHG supply chain management; digital initiatives; license to operate initiatives; and portfolio production outlook.

•	Mineral Resource Management: Overview of Barrick’s approach to mineral resource management; reserve replacement plans for key assets; strategic filters driving investment; and case study review.

•

Exploration and Growth: Overview of Barrick’s mineral exploration process; Barrick’s exploration profile and outlook; Barrick’s exploration system, process, and strategy; and license to operate and ESG principles in the exploration context.

•

Human Resources: Overview of Barrick’s talent management strategy approach to succession planning and talent development and training; labor and industrial relations; Barrick’s emphasis on diversity and inclusion; approach to executive compensation; compensation and share ownership philosophy; shareholder engagement; partner and non-partner compensation; and digital cost-reduction initiatives in the human resources context.

•

Strategic Matters: Overview of Barrick’s strategic matters function and responsibilities; investment filters and approach to identifying, considering, and evaluating strategic opportunities (including acquisitions, divestitures, and joint ventures); summary and analysis of recent select transactions; and director responsibilities for strategic oversight of the Company.

•

Legal and Corporate Governance: Overview of Barrick’s legal department, including corporate and regional responsibilities, litigation management, and strategic matters and transactional responsibilities; director duties and responsibilities; key Company policies and guidelines; corporate governance principles; and public disclosure obligations.

•

Sustainability and ESG: Overview of Barrick’s sustainability and ESG priorities, policies and practices and Sustainability Scorecard; Barrick’s climate change strategy; sustainability and ESG oversight; stakeholder engagement strategy and sustainability disclosure.

•

Audit Approach: Introduction of the external auditing team; overview of the approach to auditing and the interaction between the independent auditor and Barrick; and details of accounting matters unique to the mining industry.

•

Communications and Investor Relations: Overview of Barrick’s communications and investor relations function and strategy; key responsibilities and communications streams; and management of internal communications.

On an ongoing basis, directors:

•	receive a comprehensive package of information prior to each Board and committee meeting;

•	receive reports on the work of committees of the Board following committee meetings;

•

participate in information sessions at Board and committee meetings on specific aspects of our business operations such as key development projects, financial risk management programs, corporate development and exploration strategies and activities, and corporate social responsibility activities;

•	have full access to our senior management and employees;

•	receive updates as appropriate between Board meetings on matters that affect our business and operations;

•	participate in continuing education sessions that are incorporated into every regularly scheduled Board meeting and certain meetings of committees of the Board; and

•	are encouraged to participate in other available educational opportunities, at the Company’s expense, that would further their understanding of our business and enhance their performance on the Board.

Barrick Gold Corporation | 2025 Circular	111

Board Educational Sessions Held in 2024

In 2024, the directors attended the educational sessions set out below.

Date	Topic of Educational Session

February 13, 2024

Strategic Update

Review of strategic trends and developments in the mining industry, including review of global Tier One Gold Assets and Tier One Copper Assets and long-term gold and copper outlook and strategy.

			✓		✓		✓		✓	✓		✓		✓		✓		✓		✓		✓

April 30, 2024

Sustainability in Mining

Review of sustainability priorities and initiatives in the mining industry; sustainability standards and reporting frameworks; UN Sustainable Development Goals; and Barrick’s sustainability strategy, including its Journey to Zero Roadmap, and climate change and GHG emission reduction strategy.

			✓		✓		✓		✓			✓		✓		✓		✓		✓		✓

August 9, 2024	Mining Peer Group Review Review of competitive landscape in the mining industry.		✓		✓		✓		✓			✓		✓		✓		✓		✓		✓

October 2, 2024	Lumwana Mine Site Visit Site visit to the Lumwana Mine in Zambia to monitor operational progress and evaluate key risks.		✓		✓		✓		✓							✓		✓		✓

November 6, 2024

Reko Diq Project Update

Review of Reko Diq development status, schedule, and strategy; project geology and exploration and growth capacity; capital requirements; stakeholder engagement, including community development initiatives, drinking water projects, local education and training programs, sustainability plans, and human resources priorities (including with respect to gender diversity); and project financing status.

		✓		✓		✓		✓			✓		✓		✓		✓		✓		✓

(1)	Mr. Evans ceased to be a director on April 30, 2024.

Annual Performance Assessments

The Board, its committees, and individual directors participate in an annual assessment process. For 2024, the Lead Director jointly interviewed the directors to obtain feedback on priorities, the operation of the Board and its committees, and opportunities to enhance their effectiveness. The interviews included director peer reviews and specific questions relating to the effectiveness of the Chairman, the Lead Director, and the Committee Chairs. The results of the assessment process were reviewed with the Board. The Lead Director provided individual feedback to directors based on the peer reviews.

Clawback Policy and Executive Officer Recovery Policy

Barrick’s Clawback Policy subjects incentive compensation paid or granted to the President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, Latin America and Asia Pacific; and Chief Operating Officer, Africa and Middle East; and other select senior employees to clawback in cases of a material financial misstatement or a determination by the Board that wrongful conduct had occurred, in each case, that resulted in a participant receiving a higher amount of incentive compensation than would have been received absent the material misstatement or wrongful conduct, as applicable. The full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

In addition to the Clawback Policy, in November 2023, Barrick adopted an Executive Officer Recovery Policy that complies with Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act and the applicable NYSE Standards which, among other things, requires Barrick to promptly recover any specified incentive compensation received by any current or former executive officer in the event of an accounting restatement required due to material noncompliance by the Company with any financial reporting requirements under securities laws applicable to the Company in connection with its listing on the NYSE. The foregoing summary is for informational purposes only and is qualified by the full text of our Executive Officer Recovery Policy, which is available on our website at www.barrick.com/about/governance.

112	Barrick Gold Corporation | 2025 Circular

Report on Voting Results from the 2024 Annual Meeting

The voting results on the matters submitted to the Company’s annual meeting of shareholders held on April 30, 2024 were as follows:

Item 1: Election of Directors

Nominee	Votes For	% For	Votes Withheld	% Withheld

D. Mark Bristow	1,025,169,371	99.27%	7,581,879	0.73%

Helen Cai	1,008,580,396	97.66%	24,170,854	2.34%

Christopher L. Coleman	836,610,717	81.01%	196,140,533	18.99%

Isela A. Costantini	1,015,587,039	98.34%	17,164,211	1.66%

Brian L. Greenspun	874,251,228	84.65%	158,500,022	15.35%

J. Brett Harvey	762,377,043	73.82%	270,374,207	26.18%

Anne N. Kabagambe	1,008,742,668	97.68%	24,008,582	2.32%

Andrew J. Quinn	1,017,165,636	98.49%	15,585,614	1.51%

Loreto Silva	1,015,905,371	98.37%	16,845,879	1.63%

John L. Thornton	891,787,262	86.35%	140,963,988	13.65%

Item 2: Appointment of Auditor

Votes For	% For	Votes Withheld	% Withheld

1,096,825,895	93.98%	70,319,051	6.02%

Item 3: Advisory Resolution on Executive Compensation Approach

Votes For	% For	Votes Withheld	% Withheld

749,532,618	72.40%	285,754,644	27.60%

Item 4: Shareholder Proposal – Third Party Audit of Environmental Water Impacts

Votes For	% For	Votes Withheld	% Withheld

258,894,808	25.01%	776,422,705	74.99%

Barrick Gold Corporation | 2025 Circular	113

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the Board) is responsible for the stewardship of Barrick Gold Corporation (the Company) and for the supervision of the management of the business and affairs of the Company.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to the senior executives. The Board relies on the senior executives to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through delegation to its committees.

The Board’s responsibilities include:

Oversight of Management

1.	Adopting a succession planning process and participating in the selection, appointment, and development of the Chairman, the Chief Executive Officer and other senior executives.

2.

Through the Environmental, Social, Governance & Nominating Committee and the Compensation Committee, adopting a process for the evaluation and compensation of the Chairman, Chief Executive Officer, and other senior executives.

3.

Through the actions of the Board and its individual directors and through the Board’s interaction with and expectations of the senior executives, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the Chairman, the Chief Executive Officer and other senior executives of the Company, and that the Chairman, the Chief Executive Officer and other senior executives create a culture of integrity throughout the Company.

4.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

5.

Developing and approving position descriptions for each of the Chairman and the Chief Executive Officer and measuring the performance of those acting in such capacities against such position descriptions.

Financial and Risk Matters

6.

Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

7.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

8.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

9.	Approving annual and, either directly or through the Audit & Risk Committee, quarterly financial statements and the release thereof by management.

10.

Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

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Business Strategy

11.

Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

12.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

13.

Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

Communications and Reporting

14.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

15.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

16.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the chairperson of the Environmental, Social, Governance & Nominating Committee.

Corporate Governance

17.

Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

18.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

19.	Ensuring that the Board receives from senior executives the information and input required to enable the Board to effectively perform its duties.

20.

Developing and approving position descriptions for each of the Lead Director and the Chairperson of each Board committee and measuring the performance of those acting in such capacities against such position descriptions.

21.

Overseeing, through the Environmental, Social, Governance & Nominating Committee and the Lead Director, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

Board Organization

22.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

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SCHEDULE C

KEY CHARACTERISTICS OF THE PERFORMANCE GRANTED SHARE UNIT (PGSU) AWARDS

Characteristics	Description
Eligibility	Partners.
Maximum Potential Award

Awards under this plan are determined by multiplying: (a) a multiple, which varies by job level, of base salary (ranging from three to six times) determined annually by the Compensation Committee, and (b) a performance factor between 0% and 100% based on a multi-year performance assessment evaluated using the Long-Term Company Scorecard.

Minimum Award	0% of Maximum Potential Award.
% of Total Long- Term Incentive	100% of Long-Term Incentive (LTI) Awards.
Term

Awards granted vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period), plus a requirement to hold Barrick Shares until the earlier of achieving the share ownership requirements or until termination of employment.

Vesting Criteria

PGSUs vest in one-third increments on the 12-month, 24-month, and 33-month anniversaries of the date of grant, subject to further holding restrictions. If the corresponding anniversary of the grant date falls during a Blackout Period, the vesting date is on the second trading day following the expiration of the Blackout Period. Barrick Shares must be held until the earlier of achieving the applicable share ownership requirement (after which any Barrick Shares in excess of the requirement may be sold) or termination of employment or resignation. See “Post-Vesting Treatment, Prohibitions, and Restriction Period” below for more detail.

Committee Discretion

The Compensation Committee has the authority to waive the prohibitions on the sale, transfer, or other disposition of any or all the Barrick Shares held by a participant, determined on a case-by-case basis, without shareholder approval.

The value of the LTI award is within the sole discretion of the Compensation Committee, and the Compensation Committee has authority to increase or reduce any award implied from the Long-Term Company Scorecard. Specifically, the Compensation Committee has the discretion to approve a different payout level from that calculated according to the Long-Term Company Scorecard to ensure that the payout is appropriate.

Pricing at Time of Grant

Conversion from dollar value to units based on the volume-weighted average trading price of Barrick Shares on the last five Trading Days immediately preceding the date of grant on the TSX or NYSE, as applicable, or, if the Grant Date occurs during a Blackout Period or during the five Trading Days immediately following a Blackout Period, based on the five day volume-weighted average trading price following the expiration of the Blackout Period.

Vesting

At vesting, each PGSU award (grant plus dividend equivalents) will have a value equal to the closing price of Barrick Shares on the TSX or the NYSE, as applicable, on the vesting date multiplied by the number of PGSUs (including dividend equivalents accrued during the vesting period, where applicable) having vested.

Post-Vesting Treatment, Prohibitions, and Restriction Period

•  When PGSUs vest, the value vested (less appropriate taxes and other withholdings required by Applicable Law) is used by a third-party administrative agent to purchase Barrick Shares on the open market.

•  Barrick Shares purchased (referred to as Restricted Shares) are subject to sale, transfer, hedging, and pledging prohibitions until the earlier of achieving the minimum share ownership requirements or termination of employment.

•  Subject to the restrictions above, during the Restriction Period, participants have all incidents of ownership associated with the Restricted Shares, including voting rights and entitlements to cash dividends paid on Barrick Shares.

•  Restricted Shares are held by the third-party administrative agent through termination of employment (unless sold in accordance with the terms of the PGSU Plan) and prohibitions lapse and cease to apply on Restricted Shares based on the circumstances surrounding termination, as determined in the section below.

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Characteristics (cont’d)	Description (cont’d)

Treatment on Termination	Termination Event	Unvested PGSUs(1)	Restricted Shares(2)
Termination Without Cause, Retirement, or Resignation (except for purpose of joining or providing services to a Competitor (as defined in the PGSU Plan)).

•  For termination without cause, prorated portion of unvested PGSUs vest based on actual performance achieved and proportion of vesting period worked; all remaining unvested PGSUs lapse and are forfeited.

•  For resignation, all unvested PGSUs lapse and are forfeited.

•  For retirement (defined as Age 60 for the purposes of the Plan), unvested PGSUs continue to vest according to their vesting schedule, provided that the employee does not join, or provide services to, a Competitor during the continued vesting period. If the employee subsequently joins or provides services to a Competitor during the continued vesting period, all PGSUs that have not vested at such time lapse and are forfeited. If retirement occurs prior to a Change in Control, any remaining unvested PGSUs will vest and be paid out on or before the completion of the Change in Control.

• Prohibitions lapse and cease to apply to all Restricted Shares upon termination of employment.

	Disability or Death	• Unvested PGSUs vest on the termination date or date of death, as applicable (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable.
	Resignation or Retirement Related to Joining, or Providing Services to, a Competitor or Termination With Cause.	• All unvested PGSUs lapse and are forfeited.

•  Prohibitions lapse and cease to apply to all Restricted Shares in three tranches:

—  50% of the Restricted Shares on the Termination Date;

—  25% of the Restricted Shares on the first anniversary of the Termination Date; and

—  25% of the Restricted Shares on the second anniversary of the Termination Date.

	Termination of Employment Without Cause Within Two Years Following a Change in Control.	• Unvested PGSUs vest on the termination date (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to Restricted Shares upon the occurrence of a bona fide third-party take-over bid provided that the take-over bid is successfully completed.

Barrick Gold Corporation | 2025 Circular	117

Characteristics (cont’d)	Description (cont’d)
Dividend Equivalents	Dividends are credited or paid as and when declared.	• For unvested PGSUs, dividends are credited as additional units during the vesting period, at the same rate as the dividends paid on Barrick Shares.

•  For Restricted Shares, dividends are paid in cash as and when declared on Barrick Shares (other than stock dividends or other distributions paid in the form of additional Barrick Shares, which shall be treated as Restricted Shares).

Form of Payment	On and beyond termination, the form of payment varies with unvested PGSUs and Restricted Shares.

•  Unvested PGSUs that become immediately vested on termination are paid in cash (less applicable tax and withholdings).

•  Unvested PGSUs that continue to vest normally beyond termination are paid in cash (less applicable tax and withholdings) at the end of the normal vesting period.

• Restricted Shares may be sold in the open market for cash proceeds (or otherwise disposed of) when prohibitions lapse and cease to apply.
Clawback	PGSUs are subject to the Clawback Policy and the Executive Officer Recovery Policy. For details, the full text of these policies are available on our website at www.barrick.com/about/governance.

(1)	The Compensation Committee may, in its discretion, accelerate vesting of all or a portion of the then unvested PGSUs.

(2)

The Compensation Committee may, in its discretion, waive the prohibitions on the sale, transfer, or other disposition of the Restricted Shares with respect to any or all Restricted Shares held by the employee at any time and from time to time.

118	Barrick Gold Corporation | 2025 Circular

SCHEDULE D

KEY CHARACTERISTICS OF THE RESTRICTED SHARE UNIT (RSU) AWARDS

Characteristics	Description

Maximum Potential Award	100% of the target number of RSUs granted.

Minimum Award	100% of the target number of RSUs granted, subject to clawback.

Term	33 months.

Vesting Criteria	Vest up to three years from the date of grant.

Committee Discretion	The Compensation Committee has the discretion to designate the vesting date for RSUs at the time of grant, which may result in grants that vest in less than three years.

Pricing at Time of Grant

Conversion from dollar value to units based on the volume-weighted average trading price of Barrick Shares on the last five Trading Days immediately preceding the date of grant on the TSX or NYSE, as applicable, or, if the Grant Date occurs during a Blackout Period or during the five Trading Days immediately following a Blackout Period, based on the five day volume-weighted average trading price following the expiration of the Blackout Period.

Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on Barrick Shares.

Payout Value

At vesting, each RSU award (grant plus dividend equivalents) will have a value equal to the volume-weighted average trading price of Barrick Shares on the TSX or the NYSE, as applicable, on the last five Trading Days immediately preceding the vesting date multiplied by the number of RSUs (including dividend equivalents accrued during the vesting period, where applicable). The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Settlement	The Compensation Committee has the discretion to designate the form of settlement for RSUs at the time of grant, which may result in grants settled in cash or in After-Tax Shares upon vesting.

Post-Vesting Treatment, Prohibitions, and Restriction Period	The Compensation Committee has the discretion to apply restrictions on sale, transfer, encumbrance, or other disposition on any awards settled in After-Tax Shares.

Clawback	RSUs are subject to the Clawback Policy and the Executive Officer Recovery Policy. For details, the full text of these policies are available on our website at www.barrick.com/about/governance.

Barrick Gold Corporation | 2025 Circular	119

SCHEDULE E

NAME CHANGE RESOLUTION

RESOLVED, as a special resolution of Barrick Gold Corporation (the Company) pursuant to the Business Corporations Act (British Columbia) (the Act) that:

1.

the name of the Company be changed from “Barrick Gold Corporation / Société aurifère Barrick” to “Barrick Mining Corporation / Société minière Barrick” or such other name(s) that the board of directors of the Company (the Board), in its sole discretion, deems appropriate and as may be approved by regulatory authorities (including the Toronto Stock Exchange and the New York Stock Exchange) (the Name Change);

2.	upon the Notice of Alteration in respect of the Name Change becoming effective in accordance with the Act, the Notice of Articles and the Articles of the Company be altered accordingly;

3.

any director or officer of the Company is hereby authorized and directed to execute, deliver and file, or cause to be delivered and filed, the Notice of Alteration with the British Columbia Registrar of Companies under the Act (the Registrar), and legal counsel to the Company be appointed as the agent for the Company to electronically file the Notice of Alteration to reflect the Name Change with the Registrar;

4.

notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the Board is hereby authorized and empowered, if it decides not to proceed with the Name Change, to revoke this special resolution in whole or in part at any time prior to it being given effect without further notice to, or approval of, the shareholders of the Company; and

5.

any one director or officer of the Company is hereby authorized and directed, for and in the name of and on behalf of the Company, to execute and deliver all such agreements, documents, certificates, notices and instruments and to take such actions and do such things as such director or officer may, in such director or officer’s discretion, determine necessary, advisable or useful to carry out the purpose and intention and of the foregoing special resolution, such determination to be conclusively evidenced by the execution of such agreement, document, certificate, notice or instrument or the doing of such act or thing.

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